 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Funtalk China Holdings Limited
(Name of Company)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G36993 106
(CUSIP Number)

Dongping Fei
21/F, Block D The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1198
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Capital Ally Investments Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 729,157(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 729,157(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

729,157(1) , (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,830,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

GM Investment Company Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,804,157(1)
9. Sole Dispositive Power 15,075,000
10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,804,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

26.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 30,755,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Style Technology Development Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 729,157 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 729,157 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

729,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,830,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Golden Meditech Holdings Limited (f/k/a Golden Meditech Company Limited)

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,804,157 (1)
9. Sole Dispositive Power 15,075,000
10. Shared Dispositive Power 729,157 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,804,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

26.2% (3)

14.	Type of Reporting Person *

CO

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 30,755,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Sinowill Holdings Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 10,377,157(1)
9. Sole Dispositive Power 9,648,000
10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,377,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

17.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,182,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Huge Harvest Enterprises Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,412,000(1)
9. Sole Dispositive Power 2,412,000
10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

4.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,147,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Kingstate Group Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,412,000 (1)
9. Sole Dispositive Power 2,412,000
10. Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

4.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,147,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Trend Focus Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 603,000(1)
9. Sole Dispositive Power 603,000
10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

603,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,956,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Nana Gong

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 10,377,157(1)
9. Sole Dispositive Power 9,648,000
10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,377,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

17.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,182,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Kuo Zhang

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,000
8. Shared Voting Power 10,377,157(1)
9. Sole Dispositive Power 9,673,000
10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,402,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

17.3% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,157,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Dongping Fei

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,000
8. Shared Voting Power 3,141,157(1)
9. Sole Dispositive Power 2,437,000
10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,166,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

5.3% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 43,393,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Hengyang Zhou

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,000
8. Shared Voting Power 2,412,000(1)
9. Sole Dispositive Power 2,437,000
10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,437,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

4.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,122,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person

Francis Kwok Cheong Wan

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 35,320
8. Shared Voting Power 603,000(1)
9. Sole Dispositive Power 638,320
10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

638,320 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.1% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,920,934 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,263,183 Ordinary Shares outstanding as of May 12, 2011 (as provided by the Company).

This statement of beneficial ownership on Schedule 13D/A is being filed jointly by Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM”), Style Technology Development Limited (“Style Technology”), Golden Meditech Holdings Limited (f/k/a Golden Meditech Company Limited) (“Golden Meditech”), Sinowill Holdings Limited (“Sinowill”), Huge Harvest Enterprises Limited (“Huge Harvest”), Kingstate Group Limited (“Kingstate”), Trend Focus Limited (“Trend Focus”), Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan (collectively, the “Reporting Persons”).

This Schedule 13D/A amends the Schedule 13D filed with the SEC on November 17, 2009 by ARCH Digital Holdings Limited (“ARCH”) and Capital Ally with respect to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Funtalk China Holdings Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, as previously amended by Amendment No.1 filed on January 29, 2010, Amendment No.2 filed on July 16, 2010, Amendment No.3 filed on November 9, 2010, Amendment No. 4 filed on March 28, 2011 and Amendment No. 5 filed on April 13, 2011 (the “Original Schedule 13D”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May 31, 2011 (the “Merger Agreement”), by and among (i) Fortress Group Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, all the outstanding shares of which are owned by ARCH, Capital Ally, GM, Sinowill, Huge Harvest, Kingstate and Trend Focus (collectively, the “Consortium Members”), (ii) Fortress Merger Sub Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct, wholly-owned subsidiary of Parent and (iii) the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger, other than the Ordinary Shares owned by the Consortium Members and other Ordinary Shares as to which appraisal rights are properly exercised under Cayman Islands law, shall be cancelled in exchange for the right to receive $7.20 in cash, without interest. A copy of the Merger Agreement is filed as Exhibit A and is incorporated herein by reference.

Financing for the transactions contemplated by the Merger Agreement will be obtained by Parent pursuant to a Subscription Agreement, dated as of May 31, 2011, by and among Parent, the Consortium Members and PAG Asia I LP (“Investor”), a limited partnership formed under the laws of the Cayman Islands (the “Subscription Agreement). The Subscription Agreement is described in further detail in Item 4 of this Schedule 13D/A.

Item 4.  Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Merger is subject to the approval of the Company’s shareholders and other customary closing conditions set out in the Merger Agreement. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of independent directors, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to adopt the Merger Agreement. The special committee, which is composed solely of directors unrelated to any of Parent, Merger Sub and the Consortium Members, negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors.  The Consortium Members, who together own approximately 77.09% of the outstanding Ordinary Shares of the Company (excluding outstanding warrants and options of the Company), have agreed to vote their Ordinary Shares in favor of the Merger under the Consortium Agreement, dated March 25, 2011, by and among the Consortium Members.

15

If the Merger is consummated, the Company will become a wholly-owned subsidiary of Parent and Parent will seek to cause the Ordinary Shares of the Company to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, as promptly as practicable after the effective time of the Merger.

Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the surviving company, each to hold office in accordance with the articles of association of the surviving company until their respective death, resignation or removal or until their respective successors are duly elected and qualified. Upon consummation of the Merger, the officers of the Company immediately prior to the effective time of the Merger will be the initial officers of the surviving company, each to hold office in accordance with the articles of association of the surviving company until successors are duly elected or appointed and qualified.

Under the Subscription Agreement, subject to the terms, conditions, representations, warranties and covenants therein, effective immediately prior to the closing of the Merger, Parent will issue to the Investor convertible preferred shares, which are convertible into ordinary shares of Parent, representing approximately 32.85% of the total outstanding shares of Parent on an as-converted basis in exchange for $150 million from the Investor. In addition, the Investor has subscribed to purchase $100 million of convertible bonds, which are convertible into ordinary shares of Parent, following the closing of the Merger, and has an option to purchase up to $80 million additional convertible bonds following the closing of the Merger.  A copy of the Subscription Agreement is filed as Exhibit B and is incorporated herein by reference.

Also, on May 31, 2011, each of the Consortium Members, certain of their beneficial owners and the Investor entered into a limited guaranty (collectively, the “Limited Guaranties”), in favor of the Company to guarantee certain obligations of Parent and Merger Sub under the Merger Agreement. The Limited Guaranties of the Consortium Members and certain of their beneficial owners are filed as Exhibits C through I and are incorporated herein by reference.

The foregoing descriptions of the Merger Agreement, the Subscription Agreement and the Limited Guaranties of the Consortium Members and certain of their beneficial owners do not purport to be complete and are subject to and qualified in their entirety by reference to the complete text of such documents, which are filed as Exhibits A through I hereto.

Except as set forth in Item 4 of this Schedule 13D/A, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of the Original Schedule 13D, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the Merger Agreement, the Subscription Agreement and the Limited Guaranties set forth in Item 3 and Item 4 of this Schedule 13D/A are incorporated  herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein and in the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

16

Exhibit A	Agreement and Plan of Merger, dated May 31, 2011, by and among Fortress Group Limited, Fortress Merger Sub Limited and Funtalk China Holdings Limited

Exhibit B
Subscription Agreement, dated May 31, 2011, by and among Fortress Group Limited, ARCH Digital Holdings Limited, Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited and PAG Asia I LP

Exhibit C	Limited Guaranty, dated May 31, 2011, between (i) ARCH Digital Holdings Limited and ARC Capital Partners Limited and (ii) Funtalk China Holdings Limited

Exhibit D
Limited Guaranty, dated May 31, 2011, between (i) Capital Ally Investments Limited, Golden Meditech Holdings Limited, Kuo Zhang, Dongping Fei, Hengyang Zhou and Francis Kwok Cheong Wan and (ii) Funtalk China Holdings Limited

Exhibit E	Limited Guaranty, dated May 31, 2011, between (i) GM Investment Company Limited and Golden Meditech Holdings Limited and (ii) Funtalk China Holdings Limited

Exhibit F	Limited Guaranty, dated May 31, 2011, between (i) Sinowill Holdings Limited and Kuo Zhang and (ii) Funtalk China Holdings Limited

Exhibit G	Limited Guaranty, dated May 31, 2011, between (i) Huge Harvest Enterprises Limited and Dongping Fei and (ii) Funtalk China Holdings Limited

Exhibit H	Limited Guaranty, dated May 31, 2011, between (i) Kingstate Group Limited and Hengyang Zhou and (ii) Funtalk China Holdings Limited

Exhibit I	Limited Guaranty, dated May 31, 2011, between (i) Trend Focus Limited and Francis Kwok Cheong Wan and (ii) Funtalk China Holdings Limited

17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  May 31, 2011

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

GM INVESTMENT COMPANY LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

GOLDEN MEDITECH HOLDINGS LIMITED (F/K/A GOLDEN MEDITECH COMPANY LIMITED)

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Company Secretary

STYLE TECHNOLOGY DEVELOPMENT LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

18

SINOWILL HOLDINGS LIMITED

By:	/s/ Nana Gong
Name:	Nana Gong
Title:	Director

HUGE HARVEST ENTERPRISES LIMITED

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Director

KINGSTATE GROUP LIMITED

By:	/s/ Hengyang Zhou
Name:	Hengyang Zhou
Title:	Director

TREND FOCUS LIMITED

By:	/s/ Francis Kwok Cheong Wan
Name:	Francis Kwok Cheong Wan
Title:	Director

NANA GONG

/s/ Nana Gong
Nana Gong

KUO ZHANG

/s/ Kuo Zhang
Kuo Zhang

19

DONGPING FEI

/s/ Dongping Fei
Dongping Fei

HENGYANG ZHOU

/s/ Hengyang Zhou
Hengyang Zhou

FRANCIS KWOK CHEONG WAN

/s/ Francis Kwok Cheong Wan
Francis Kwok Cheong Wan

20

EXECUTION COPY

Exhibit A

AGREEMENT AND PLAN OF MERGER

dated as of May 31, 2011

among

Fortress Group Limited,

Fortress Merger Sub Limited

and

Funtalk China Holdings Limited

i

Glossary of Defined Terms

Defined Terms	Defined on Page

Acquisition Proposal	55
Affiliate	55
Alternative Acquisition Agreement	37
Articles of Association	2
Audit Date	9
Bankruptcy and Equity Exception	11
beneficial ownership	55
beneficially own	55
business day	56
Buyer Group Parties	29
Capitalization Date	10
Cayman Companies Law	1
Cayman Plan of Merger	2
Certificate s	6
Change of Recommendation	37
Claim	40
Closing	2
Closing Date	2
Company	1
Company Agreements	14
Company Benefit Plans	16
Company Board	1
Company Board Recommendation	37
Company Disclosure Schedule	9
Company Financial Advisor	23
Company Option	5
Company Option Plan	5
Company Permits	16
Company Related Party	56
Company SEC Reports	11
Company Shareholders Meeting	38
Company Unit Option	5
Company Warrant	5
Confidentiality Agreement	34
Consortium	56
Consortium Agreement	56
Consortium Shares	3
Contract	14
Dispute	53
Dissenters Shares	7
Effective Time	2
Employees	17
Environmental Laws	17

Equity Financing	26
Equity Provider	26
Exchange Act	11
Exchange Agent	5
Exchange Fund	6
Expenses	42
FCPA	16
GAAP	12
Governmental Antitrust Entity	39
Governmental Entity	14
Guarantor	1
Hazardous Material	18
HKIAC	53
HKIAC Rules	53
Indemnified Parties	40
Independent Committee	1
Intellectual Property	21
know	56
knowledge	56
Law	56
Leased Real Property	15
Lien	10
Limited Guaranty	1
Management Shareholders	25
Material Adverse Effect	56
Material Contracts	20
Maximum Premium	41
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Board	25
Minimum Equity Amount	26
Owned Real Property	15
Parent	1
Parent Board	25
Parent Disclosure Schedule	24
Parent Related Party	57
Parent Termination Fee	49
Permitted Liens	57
Person	58
PRC	58
PRC Anti-Bribery Laws	16
PRC Subsidiaries	22
Proxy Statement	14
RCA	5
Real Property Leases	15

v

Release	18
Remedial Action	18
Representative	37
Required Company Vote	11
Schedule 13E-3	12
SEC	9
Share	3
Shares	3
Subscription Agreement	26
Subsidiary	58
Superior Proposal	58
Surviving Corporation	1
Takeover Statute	23
Tax Returns	19
Taxes	19
Termination Date	45
Termination Fee	48
Uncertificated Shares	6
Unvested Company Option	5
Vested Company Option	5
VIE	58
VIE Contracts	58
WFOE	59
Wholly Owned Subsidiaries	10

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 31, 2011 is by and among Fortress Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Fortress Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and Funtalk China Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).  Certain capitalized terms used in this Agreement are used as defined in Section 9.11.

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a direct wholly owned Subsidiary of Parent as a result of the Merger, and have approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of an independent committee of the Company Board (the “Independent Committee”), has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval of this Agreement by the shareholders of the Company;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, each member of the Consortium, ARC Capital Partners Limited, Golden Meditech Holdings Limited, Kuo Zhang, Dongping Fei, Hengyang Zhou, Francis Kwok Cheong Wan and PAG Asia I LP (each member of the Consortium and PAG Asia I LP, a “Guarantor” and collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company (each, a “Limited Guaranty” and collectively, the “Limited Guaranties”) to guarantee the due and punctual performance and discharge of certain obligations of Parent and Merger Sub under this Agreement; and

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger.  At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), Merger Sub shall be merged with and into the Company.  Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Merger Sub shall cease.

SECTION 1.2 Effective Time.  Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) in the form contained in Appendix 1 hereto and the parties hereto shall file the Cayman Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law on the Closing Date.  The Merger shall become effective upon such filing or at such time thereafter within 90 days of the date of registration of the Cayman Plan of Merger by the Registrar of Companies of the Cayman Islands as the parties shall agree, acting in their sole discretion, and as shall be provided in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

SECTION 1.3 Closing of the Merger.  Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Hong Kong time), on the second business day immediately after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) unless another date or time is agreed in writing by Parent and the Company (such date being the “Closing Date”), at the offices of Cleary Gottlieb Steen & Hamilton (Hong Kong), Bank of China Tower, 39th Floor, One Garden Road, Hong Kong or another place agreed in writing by Parent and the Company.

SECTION 1.4 Effects of the Merger.  The Merger shall have the effects specified in the Cayman Companies Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and the Company in accordance with the Cayman Companies Law.

SECTION 1.5 Memorandum and Articles of Association.  At the Effective Time, the memorandum of association and articles of association of Merger Sub then in effect shall be the memorandum of association and articles of association (“Articles of Association”) of the Surviving Corporation (except that, at the Effective Time, Article I of the memorandum of association shall be amended to read as follows: “The name of the corporation is Funtalk China Holdings Limited”, the Articles of Association shall refer to the name of the Surviving Corporation as “Funtalk China Holdings Limited” and Article II of the memorandum of association shall be amended to read as follows: “The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands, or at such other place in the Cayman Islands as the directors may decide”), in each case, until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.6 Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Association until their respective death, resignation, or removal or until their respective successors are duly elected and qualified.

SECTION 1.7 Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association until successors are duly elected or appointed and qualified.

ARTICLE II

CONVERSION OF SECURITIES

SECTION 2.1 Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or any other shareholders of the Company:

(a)  Securities of Merger Sub.  Each ordinary share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable ordinary share, par value $0.001 per share, of the Surviving Corporation.  Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation.

(b)  Merger Consideration.  Each ordinary share, par value $0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time (individually, a “Share” and collectively, the “Shares”) (other than Shares to be cancelled in accordance with Section 2.1(c) and any Dissenters Shares), shall be cancelled in exchange for the right to receive an amount in cash equal to $7.20 per Share without interest (the “Merger Consideration”). As of the Effective Time, all of the Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly.  Each Share (other than Shares to be cancelled in accordance with Section 2.1(c) and any Dissenters Shares) shall thereafter represent only the right to receive the Merger Consideration without interest, and any Dissenters Shares shall thereafter represent only the right to receive the applicable payments due and owing as referred to in Section 2.6.

(c)  Cancellation of Shares.  Each Share issued and outstanding immediately prior to the Effective Time that is beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by (i) Parent, Merger Sub or any member of the Consortium (collectively, the “Consortium Shares”) or (ii) any direct or indirect wholly owned Subsidiary of the Company shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(d)  Untraceable and Dissenting Shareholders.  Remittances for the Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Exchange Agent of their current contact details prior to the Effective Time.  A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (iii) notice of the Company Shareholders Meeting has been sent to such shareholder and has been returned undelivered.  In the event that monies due to holders of Dissenters Shares and shareholders of the Company who are untraceable exceed $2,000,000, such monies and any monies which are returned shall be held by the Surviving Corporation in a separate bank account for the benefit of holders of Dissenters Shares and shareholders of the Company who are untraceable.  Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. It is acknowledged that holders of Dissenters Shares and shareholders of the Company who are untraceable who, after the Effective Time, wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised by the Exchange Agent, Parent or Merger Sub, as applicable, to contact the Surviving Corporation

(e)  Certain Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding Shares or securities convertible into or exchangeable or exercisable for Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

SECTION 2.2 Treatment of Company Options, Company Warrants and Company Unit Options.  (a)  As soon as practicable following the date of this Agreement, the Company (or, as applicable, the Company Board or the Compensation Committee of the Company Board) shall take such action as may be reasonably necessary (including using its reasonable efforts to obtain any applicable consents and/or amendments) to effect the following provisions of this Section 2.2. The Company shall take all actions reasonably necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares, other share capital of the Company or the Surviving Corporation or any other consideration (other than as required by this Section 2.2) to any Person pursuant to or in settlement of Company Options, Company Warrants or Company Unit Options.

(b)  As of the Effective Time, each option to purchase Shares (a “Company Option”) pursuant to the Company’s 2010 Share Incentive Plan (the “Company Option Plan”) that is then outstanding, vested and unexercised (a “Vested Company Option”) shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a cash amount equal to (i) the total number of Shares subject to such Vested Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share issuable under such Vested Company Option. As of the Effective Time, each Company Option that is then outstanding and unvested (an “Unvested Company Option”) shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a restricted cash award (“RCA”) in an amount equal to (i) the total number of Shares subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share issuable under such Unvested Company Option. RCAs shall be subject to the same vesting conditions and vesting schedules applicable to the Unvested Company Options without giving effect to the transactions contemplated herein and unvested RCAs are not transferable by means of sale, assignment, exchange, pledge or otherwise; provided, however, that the RCAs shall automatically become fully vested, exercisable and payable and be released from any restrictions on transfer (other than transfer restrictions applicable to Company Options) and repurchase or forfeiture rights, immediately upon termination of its holder’s employment or service with the Surviving Corporation or its Affiliate to which such holder provides services as an employee, consultant or director within twelve (12) months of the Effective Time without cause, unless provided otherwise in an applicable agreement in respect of the RCAs.  On the date, and to the extent, that the Unvested Company Options would have become vested without giving effect to the transactions contemplated herein, such corresponding portion of the RCAs shall be converted into US dollars and will be delivered to the holder of such RCAs, net of any applicable withholding taxes, as soon as practicable thereafter.  The holder of the RCAs is personally responsible for the proper reporting and payment of all taxes related to the distribution.

(c)  As of the Effective Time, each warrant to purchase Shares (a “Company Warrant”) that is then outstanding and unexercised shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a cash amount equal to (i) the total number of Shares subject to such Company Warrant immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share issuable under such Company Warrant.

(d)  As of the Effective Time, each unit purchase option to purchase Shares and Company Warrants (a “Company Unit Option”) that is then outstanding and unexercised shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a cash amount equal to the excess, if any, of (i)(x) the Merger Consideration plus (y) (A) the number of Shares subject to Company Warrants issuable under such Company Unit Option multiplied by (B) the excess if any, of the Merger Consideration over the exercise price payable per Share issuable under such Company Warrants over (ii) the exercise price payable upon the exercise of such Company Unit Option.

(e)  As provided herein, unless otherwise determined by Parent, the Company Option Plan shall terminate as of the Effective Time.

SECTION 2.3 Exchange Fund. (a)     Prior to the Effective Time, Parent shall appoint a commercial bank or trust company, with the Company’s prior approval (such approval not to be unreasonably withheld), to act as exchange agent hereunder for the purpose of cancelling the Shares in exchange for the Merger Consideration (the “Exchange Agent”).

(b)  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares, Vested  Company Options, Company Warrants and Company Unit Options, an amount in cash sufficient to make payments under Section 2.1(b), Section 2.2 and Section 2.6 (in the case of payments under Section 2.6, an amount equal to the number of Dissenters Shares multiplied by the Merger Consideration).  Any cash deposited with the Exchange Agent pursuant to this Section 2.3(b) shall hereinafter be referred to as the “Exchange Fund.”  Any amounts in the Exchange Fund in excess of the aggregate amounts payable under Article II shall be returned to Parent in accordance with Section 2.7.

SECTION 2.4 Exchange Procedures.  Promptly after  the Effective Time (and in any event within five business days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each registered holder of Shares (other than holders of Consortium Shares or Dissenters Shares) (i) a form of letter of transmittal (which shall specify how the delivery of the Merger Consideration to the registered holders of the Shares shall be effected); and (ii) instructions for effecting the surrender of any and all share certificates which have been issued representing Shares (the “Certificates”) in exchange for the applicable Merger Consideration.  Upon surrender of a Certificate (or declaration of loss or non-receipt and, if applicable, indemnity in the required form and in compliance with Section 2.10) to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, each holder of such Certificate and each registered holder of Shares not represented by a Certificate (“Uncertificated Shares”) shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Share formerly represented by such Certificate or Uncertificated Share, and the Certificate so surrendered shall forthwith be cancelled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

SECTION 2.5 Transfer Books; No Further Ownership Rights.  The Merger Consideration paid in respect of the Shares upon the surrender for exchange of Certificates or for Uncertificated Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates or Uncertificated Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.6, if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

SECTION 2.6 Dissenting Shares.  No Person who has validly exercised such Person’s appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Merger Consideration with respect to the Shares owned by such Person (“Dissenters Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the Cayman Companies Law.  If a holder of Dissenters Shares effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenters Shares, such Shares shall cease to be Dissenters Shares.  Each Dissenters Share shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law.  The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights of appraisal and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

SECTION 2.7 Termination of Exchange Fund.  Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of Shares (other than the Consortium Shares and the Dissenters Shares) for nine months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of the Surviving Corporation, and any holder of Shares (other than the Consortium Shares and the Dissenters Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent (subject to this Agreement and abandoned property, escheat and similar laws) for the Merger Consideration exchangeable for such Shares to which such holder is entitled, without any interest on any portion thereof.  Any such portion of the Exchange Fund remaining unclaimed by such holders of Shares at such time as time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation or its designee, free and clear of any claims or interest of any Person previously entitled thereto.

SECTION 2.8 No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 2.9 Investment of the Exchange Funds.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-l or P-I or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 2.1(b), Section 2.2 and Section 2.6 (in the case of payments under Section 2.6, an amount equal to the number of Dissenters Shares multiplied by the Merger Consideration) shall be returned to the Surviving Corporation in accordance with Section 2.7. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment under Section 2.1(b), Section 2.2 and Section 2.6 (in the case of payments under Section 2.6, an amount equal to the number of Dissenters Shares multiplied by the Merger Consideration), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Section 2.1(b), Section 2.2 and Section 2.6 (in the case of payments under Section 2.6, an amount equal to the number of Dissenters Shares multiplied by the Merger Consideration).

SECTION 2.10 Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or by the Exchange Agent, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby pursuant to this Agreement.

SECTION 2.11 Withholding Rights.  Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Government Authority by the Surviving Corporation, Parent or Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect to which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

SECTION 2.12 Agreement of Fair Value.  Parent, Merger Sub and the Company respectively agree that the Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (A) disclosed in the Company SEC Reports filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) on or after March 31, 2010 (the “Audit Date”) and prior to the date hereof (other than disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosures of risks or uncertainties in the Company SEC Reports which are cautionary, predictive or forward-looking in nature) or (B) set forth in the section of the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule ”) that specifically relates to a specified section or subsection of this Article III or any other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection, the Company hereby represents and warrants to Parent and Merger Sub that:

SECTION 3.1 Organization and Qualification; Subsidiaries. (a)  The Company and each of its Subsidiaries is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by the Company to be conducted. The Company and each of its Subsidiaries is duly qualified or licensed and in good standing (with respect to jurisdictions that recognize the concept of good standing) to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)  Section 3.1 of the Company Disclosure Schedule sets forth a list of (i) all Subsidiaries of the Company and (ii) the Company’s interest in any Person which is not a Subsidiary, including any Person in which the Company has a non-controlling equity interest. Except as listed in Section 3.1 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

(c)  Accurate and complete copies of the memorandum and articles of association of the Company, as in effect as of the date of this Agreement, have been publicly filed by the Company as part of the Company SEC Reports.

SECTION 3.2 Capitalization of the Company and Its Subsidiaries.  (a)  The authorized share capital of the Company consists of 1,000,000,000 Shares of par value of US$0.001. As of May 12, 2011 (the “Capitalization Date”), (i) 60,263,183 Shares were issued and outstanding; (ii) 3,000,585 Shares were reserved for issuance upon exercise of the Company Warrants; (iii) 1,082,909 Shares were reserved for issuance upon exercise of the Company Options and (iv) 778,800 Shares were reserved for issuance upon exercise of the Company Unit Options (including Company Warrants issuable upon the exercise of such Company Unit Options).  From the Capitalization Date through the date of this Agreement, no options, warrants or other rights to purchase Shares have been issued or granted and no Shares have been issued.  All the outstanding Shares are, and the Shares issuable upon the exercise of outstanding Company Options and Company Warrants will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth above and except for the transactions contemplated by this Agreement (1) there is no share capital of the Company authorized, issued or outstanding, (2) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued share capital of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in the Company of any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, and (3) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other share capital of the Company or any of its Subsidiaries, or to make any payments based on the market price or value of shares or other share capital of the Company or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than loans to Subsidiaries in the ordinary course of business.  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)  All of the outstanding share capital of the Company’s wholly owned Subsidiaries (“Wholly Owned Subsidiaries”) has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company, directly or indirectly, free and clear of any Lien (as hereinafter defined) or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of Law), and there are no irrevocable proxies with respect to such share capital. The outstanding share capital of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries (other than VIE and its Subsidiaries) has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) or any other limitation (except as may exist as a matter of Law). For purposes of this Agreement, “Lien” means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. All of the outstanding share capital of VIE and each of its Subsidiaries has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by Mr. Dongping Fei and Mr. Zhikuan Guan, directly or indirectly, free and clear of any Lien, except for the equity pledge described in the Equity Pledge Agreements.

(c)  Each Company Option (i) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Company Option Plan, (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (iii) has a grant date identical to the date on which the Company Board or the Compensation Committee of the Company Board actually awarded such Company Option.

SECTION 3.3 Authority Relative to This Agreement.  (a)  The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject only to approval of this Agreement and the consummation of the transactions contemplated hereby by the Required Company Vote.  The Company Board, acting upon the unanimous recommendation of  the Independent Committee, has (i) by resolution approved, and declared advisable, the Merger, this Agreement and the other transactions contemplated hereby; (ii) determined that such transactions are advisable and fair to, and in the best interests of, the Company and its shareholders; and (iii) resolved to recommend that the shareholders of the Company approve and adopt this Agreement.  No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the Required Company Vote (as hereinafter defined).  This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)  The Company Board, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement be submitted to the shareholders of the Company for their approval at a meeting to be held for that purpose.  The only vote of the holders of any class or series of share capital of the Company necessary to approve this Agreement and the transactions contemplated hereby, including the Merger, is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting (the “Required Company Vote”).

SECTION 3.4 SEC Reports; Financial Statements.  (a) The Company has timely filed or furnished, as applicable, all required forms, reports and documents with the SEC since September 15, 2008 (collectively, the “Company SEC Reports”), each of which has complied in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each as in effect on the dates such forms, reports and documents were filed.  No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC.  As of their respective dates (or, to the extent amended or supplemented prior to the date hereof, as of the date of such amendment or supplement), the Company SEC Reports did not contain, when filed or furnished, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)  The audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present,  in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in shareholders’ equity for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).  Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”), except as specifically indicated in the notes thereto and subject, in the case of the unaudited financial statements, to the absence of footnotes.

(c)  The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The NASDAQ Global Market.

(d)  The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 or 15d-15 of the Exchange Act.  The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company by others within those entities. Neither the Company nor, to the Company’s knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize or report financial data, in each case which has not been subsequently remediated.  To the Company’s knowledge, there is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(e)  The Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (including any amendment or supplement or document incorporated by reference) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting or, in the case of the Schedule 13E-3, on the date it (and any amendment or supplement to it) is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act.  Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

SECTION 3.5 No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP, except for (a) liabilities or obligations reflected, accrued or reserved against in the Company’s consolidated balance sheets or in the notes thereto included in the Company SEC Reports filed prior to the date hereof; (b) liabilities incurred pursuant to the transactions contemplated by this Agreement; (c) liabilities or obligations incurred since the date of the most recent balance sheet included in the Company SEC Reports in the ordinary course of business consistent with past practices and (d) liabilities that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.6 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, from the Audit Date to the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a)  any change in the financial condition, business or results of their operations or any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)  (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Wholly Owned Subsidiary of the Company) or (ii) any redemption, repurchase or other acquisition of any share capital of the Company or any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Options, Company Warrants or Company Unit Options or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, Company Warrants or Company Unit Options or (C) the acquisition by the Company of its securities in connection with the net exercise of Company Options, Company Warrants or Company Unit Options in accordance with the terms thereof;

(c)  any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(d) any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) any material aspect of the method of accounting of the Company or any of its Subsidiaries for Tax purposes;

(e) (i) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases for employees in the ordinary course of business and consistent with past practice) or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee with the title of vice president or above, except to the extent required by applicable Law;

(f)  any amendment to the memorandum and articles of association (or other similar governing instrument) of the Company or any of its Subsidiaries;

(g)  any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(h) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof; or

(i)  any agreement to do any of the foregoing.

SECTION 3.7 Consents and Approvals; No Violations; Secured Creditors.  (a) Except for (i) compliance with the applicable requirements of, the Exchange Act, including, without limitation, joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the  proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents, (ii) compliance with the rules and regulations of The NASDAQ Global Market, (iii) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, and (iv) consent or approval or filing with any applicable Governmental Antitrust Entity, no filing with or notice to, and no permit, authorization, consent or approval of, any supranational, national, state, municipal or local court or tribunal or administrative, governmental or regulatory body, agency or authority (a “Governmental Entity”) is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)  The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby will not constitute or result in (i) any breach of any provision of the respective memorandum and articles of association (or similar governing documents) of the Company or any of its Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument (each, a “Contract”) or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (collectively, the “Company Agreements”), or (iii) (assuming receipt of the Required Company Vote) violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)  The Company does not have any secured creditors.

SECTION 3.8 Property.  (a)  Section 3.8 of the Company Disclosure Schedule sets forth all of the real property owned in fee by the Company and its Subsidiaries (“Owned Real Property ”)  that is material to the business of the Company and its Subsidiaries.  Except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Liens, except Permitted Liens.

(b)  The Company has made available to Parent true, correct and complete copies of all leases, subleases and other agreements (the “Real Property Leases”), in each case, that are material to the business of the Company and its Subsidiaries under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) (“Leased Real Property”).  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens, except Permitted Liens.

(c)  As of the date of this Agreement, no party to any such Real Property Leases has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except Permitted Liens.

SECTION 3.9 Legal Proceedings.  As of the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets which (a) has, or if decided adversely against the Company would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (b) questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement.  None of the Company or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.10 Company Permits; Compliance with Applicable Laws.  (a)  The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The businesses of the Company and its Subsidiaries have not been and are not being conducted in violation of any Law applicable to the Company or its Subsidiaries (including the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable (collectively, the “PRC Anti-Bribery Laws”)), except for violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  No investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, to the Company’s knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for (A) such investigations or reviews the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and/or (B) such investigations or reviews in the trading in the securities of the Company related to the Merger.

(b)  The Company and its material Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA, the PRC Anti-Bribery Laws or any similar Law will be prevented, detected and deterred.

(c)  Each of the Company and its Subsidiaries that was incorporated outside of the PRC has complied in all material respects with any applicable rules and regulations of the relevant PRC government agencies (including but not limited to the Ministry of Commerce, the National Development and Reform Commission and the State Administration of Foreign Exchange) relating to overseas investment by PRC residents and citizens.

(d)  The Company and its Subsidiaries have taken all reasonable steps to comply in all material respects with any applicable rules and regulations of the PRC Tax authority.

SECTION 3.11 Employee Benefit Plans.   (a)  All benefit and compensation plans (the “Company Benefit Plans”) covering Employees are listed in Section 3.11(a) of the Company Disclosure Schedule.  True and complete copies of each Company Benefit Plan, including all amendments thereto, have been provided or made available to Parent and Merger Sub.  Except as disclosed in Section 3.11(a) of the Company Disclosure Schedule:  (i) neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Company Benefit Plan or modify or change any existing Company Benefit Plan that would materially increase the compensation or benefits provided to any Employee of the Company or any Subsidiary thereof; and (ii) since the Audit Date there has been no material change, amendment, modification to, or adoption of, any Company Benefit Plan.

(b)  Except as otherwise specifically provided in this Agreement regarding the Company Options, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c)  There is no outstanding order against the Company Benefit Plans that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)  The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire Shares to any Employees, consultants or directors of the Company after the date hereof.

SECTION 3.12 Labor Matters.  (a)  There are no labor or collective bargaining agreements which pertain to Employees of the Company or any of its Subsidiaries.

(b)  Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, as of the date hereof:  (i) there is no dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC relating to employment, termination, wages and hours and social security, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); and (iii) other than regular payments to be made in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for Employees.

SECTION 3.13 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)  The operations of the Company and its Subsidiaries have been and are in compliance with all applicable Laws, regulations or other legal requirements relating to the protection of natural resources, the environment and public and employee health and safety or pollution or the release or exposure to Hazardous Materials (“Environmental Laws”).

(b)  The Company and its Subsidiaries are not subject to any outstanding written orders or material contracts with any Governmental Entity or other person with respect to (i) Environmental Laws, (ii) Remedial Action or (iii) any Release or threatened Release of a Hazardous Material.  As used herein, “Release” means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment, or into or out of any property owned, operated or leased by the applicable party or its Subsidiaries; and “Remedial Action” means all actions, including, without limitation, any capital expenditures, required by a Governmental Entity or required under or taken pursuant to any Environmental Law, or voluntarily undertaken to (A) clean up, remove, treat, or in any other way, ameliorate or address any Hazardous Materials or other substance in the indoor or outdoor environment; (B) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public health or welfare of the indoor or outdoor environment; (C) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or (D) bring the applicable party into compliance with any Environmental Law.

(c)  The Company and its Subsidiaries have not received any written communication alleging, with respect to any such party, the material violation of or material liabilities (real or potential), in each case, individually or in the aggregate, under any Environmental Law.

(d)  Neither the Company nor any of its Subsidiaries has any material contingent liability in connection with the Release of any Hazardous Material (whether on-site or off-site). As used herein, “Hazardous Material” means any substance, material or waste which is regulated, classified or otherwise characterized as hazardous, toxic, pollutant, contaminant or words of similar meaning or regulatory effect by any Governmental Entity or the PRC, and includes, without limitation, petroleum, petroleum by-products and wastes, asbestos and polychlorinated biphenyls.

(e)  As of the date of this Agreement, no judicial or administrative proceedings are pending or, to the Company’s knowledge, threatened against the Company and its Subsidiaries alleging the violation of or seeking to impose liability pursuant to any Environmental Law and there are no investigations pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries under Environmental Laws.

SECTION 3.14 Taxes.

(a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries has prepared (or caused to be prepared) and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects.  All Taxes shown to be due on such Tax Returns, or otherwise required to be paid by the Company or a Subsidiary, have been timely paid, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)  The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all material Taxes payable by the Company and its Subsidiaries for all Taxable periods and portions thereof through the date of such financial statements.  No deficiency with respect to Taxes, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, has been proposed, asserted or assessed against the Company or any Subsidiary.  No material Liens for Taxes exist with respect to any asset of the Company or any Subsidiary, except for statutory liens for Tax not yet due.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)  As of the date of this Agreement, no audit or other administrative or court proceedings are pending with respect to any Taxes of the Company or any Subsidiary and no notice thereof has been received.

(e)  For purposes of this Agreement:

“Taxes” includes all forms of taxation, whenever created or imposed, by a local, municipal, state, foreign, federal or other Governmental Entity, or in connection with any agreement with respect to Taxes including all interest, penalties and additions imposed with respect to such amounts.

“Tax Returns” means all federal, state, local, provincial and foreign returns, declarations, statements, claims, reports, schedules, forms and information returns and any amended thereof, with respect to Taxes.

SECTION 3.15 Material Contracts.  (a)  Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to nor are any of the Company’s or its Subsidiaries’ properties or assets bound by:

(i)     any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)    any Contract granting a right of first refusal, first offer or first negotiation;

(iii)   any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement;

(iv)   any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of properties or assets of the Company that have a fair market value or purchase price of more than RMB 35,000,000 (by merger, purchase or sale of assets or stock or otherwise) entered into since the Audit Date or, if prior to that date, have representations, warranties or indemnities that remain in effect or as to which claims are pending;

(v)    any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than RMB 35,000,000;

(vi)   any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business or grants material exclusive rights to the counterparty thereto;

(vii)  any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than RMB 35,000,000;

(viii) any Contract that contains restrictions with respect to (A) payment of dividends or other distributions with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) the issuance of a guaranty by the Company or any of its Subsidiaries; and

(ix)    any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act (all such Contracts described in clauses (i) through (x) collectively, the “Material Contracts”).

(b)  Each of the Material Contracts constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms subject to the Bankruptcy and Equity Exception and is in full force and effect, except where the failure to be valid and binding or to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no default under any Material Contract so listed either by the Company or, to the Company’s knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the Company’s knowledge, any other party thereto, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.16 Insurance Matters.  The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (a) all such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder and (b) as of the date of this Agreement, the Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has been denied any insurance coverage that is material to the Company and its Subsidiaries, taken as a whole, which it has sought or for which it has applied.

SECTION 3.17 Intellectual Property. (a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries own or possess adequate licenses or other valid rights to use (in each case, free and clear of any Liens except Permitted Liens and nonexclusive licenses entered into in the ordinary course of business), all Intellectual Property used or held for use in connection with the business of the Company and its Subsidiaries as currently conducted.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, on, or otherwise violate, the rights of any person and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect,  no person is challenging or, to the Company’s knowledge, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries.

(d)  Neither the Company nor any of its Subsidiaries has received any written notice of any assertion or claim, pending or not, with respect to any Intellectual Property used by the Company or its Subsidiaries, which, if adversely determined against the Company or any of its Subsidiaries, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)  No Intellectual Property owned/or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property, other than as does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

For purposes of this Agreement, “Intellectual Property” means (i) all trademarks, trademark rights, trade names, trade name rights, trade dress and other indications of origin, corporate names, brand names, logos, certification rights, service marks, applications for trademarks and for service marks, know-how and other proprietary rights and information, the goodwill associated with the foregoing and registration in the PRC of, and applications in the PRC to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) all inventions, discoveries and ideas (whether patentable or unpatentable and whether or not reduced to practice), in the PRC, all improvements thereto, and all patents, patent rights, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in the PRC; (iii) all licenses (whether the Company is licensor or licensee) and other agreements relating to any Intellectual Property described in (i) or (ii); (iv) nonpublic information, trade secrets and confidential information and rights in the PRC to limit the use or disclosure thereof by any person; (v) writings and other works, whether copyrightable or not, in the PRC, and all registrations or applications for registration of copyrights in the PRC, and any renewals or extensions thereof; (vi) all mask works and all applications, registrations and renewals in connection therewith, in the PRC; (vii) all computer software (including data and related documentation); (viii) any similar intellectual property or proprietary rights; and (ix) all copies and tangible documentation thereof and any claims or causes of action arising out of or relating to any infringement or misappropriation of any of the foregoing.

SECTION 3.18 PRC Subsidiaries.

(a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the constitutional documents and certificates and related contracts and agreements of the Company’s Subsidiaries formed in the PRC (“PRC Subsidiaries”) are valid and have been duly approved or issued (as applicable) by competent PRC Governmental Entities.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all filings and registrations with the PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations, including but not limited to the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, tax bureau and customs authorities have been duly completed in accordance with the relevant rules and regulations.

(c)  The registered capital of VIE has been fully contributed according to the payment schedule approved by the PRC Governmental Entities.

(d)  No approvals are required to be obtained for the performance by the respective parties of their obligations and the transactions contemplated under the VIE Contracts other than those already obtained, except (i) if WFOE or any other party designated by WFOE decides to exercise the option granted under the Option Agreements (as amended and supplemented) to purchase the equity interests in VIE, such purchase shall be subject to prior approval by the PRC Ministry of Commerce or its local counterpart and be further subject to registrations with the relevant Government Entities and (ii) if there is any change to the shareholding percentage or registered capital of VIE, the pledges under the applicable Equity Pledge Agreements (as amended and supplemented) shall be subject to re-registration with the State Administration of Industry and Commerce or its local counterparts.

(e)  The execution, delivery and performance by each of the relevant parties of their respective obligations under each of the VIE Contracts, and the consummation of the transactions contemplated thereunder, did not and do not (i) result in any violation of their respective articles of association, their respective business licenses or constitutive documents, (ii) result in any violation of any applicable PRC Laws, or (iii) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any agreement, instrument, arbitration award or judgment, order or decree of any court of the PRC having jurisdiction over the relevant parties to the VIE Contracts, as the case may be, or any agreement with, or instrument to which any of them is expressed to be a party or which is binding on any of them.

(f)  Each VIE Contract is, and all of the VIE Contracts taken as a whole are, legal, valid and admissible as evidence under PRC Laws.  Each VIE Contract is in proper legal form under PRC Laws for the enforcement thereof against the parties thereto in the PRC.

(g) The ownership structures of WFOE, VIE and VIE’s shareholders as described in the Company SEC Reports comply with all applicable PRC Laws in all material respects, and do not violate, breach, or otherwise conflict with any applicable PRC Laws in any material respect.

(h)  As of the date hereof, the Company has effective control of VIE and is the sole beneficiary of VIE and, to the Company’s knowledge, all shareholders of VIE are acting in good faith and in the best interests of the Company. As of the date of this Agreement, there have been no disputes, disagreements, claims or any legal proceedings of any nature, raised by any Governmental Entity or any other party, pending or, to the Company’s knowledge, threatened against or affecting any of the Company, WFOE or VIE that: (i) challenge the validity or enforceability of any part or all of the VIE Contracts taken as whole; (ii) challenge the VIE structure or the ownership structure as set forth in the VIE Contracts and described in the Company SEC Reports; (iii) claim any ownership, share, equity or interest in WFOE or VIE, or claim any compensation for not being granted any ownership, share, equity or interest in WFOE or VIE; or (iv) claim any of the VIE Contracts or the ownership structure thereof or any arrangements or performance of or in accordance with the VIE Contracts was, is or will violate any PRC Laws.

SECTION 3.19 Suppliers.  The Company has not received, as of the date of this Agreement, any notice in writing from any of its ten largest suppliers (based on aggregate purchases during the fiscal year ended March 31, 2011) that any such supplier intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of its Subsidiaries and, to the Company’s knowledge, as of the date of this Agreement, no such supplier intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of its Subsidiaries.

SECTION 3.20  Takeover Statutes.  The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan.  No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

SECTION 3.21 Opinion of Financial Advisor.  Merrill Lynch (Asia Pacific) Limited (the “Company Financial Advisor”) has delivered to the Independent Committee its written opinion, dated May 30, 2011, to the effect that, as of such date, and subject to the various assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair to the holders of Shares (other than the Consortium Shares) from a financial point of view (a true and correct copy of which has been furnished to Parent, solely for informational purposes, by the Independent Committee), and such opinion has not been withdrawn or modified.  It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

SECTION 3.22 Brokers.  No broker, finder or investment banker (other than the Company Financial Advisor, a true, correct and complete copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Affiliates.

SECTION 3.23 No Additional Representations.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledge the foregoing.  Except in the event of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in or required by the representations and warranties contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in the section of the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) that specifically relates to a specified section or subsection of this Article IV or any other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

SECTION 4.1 Organization; Standing.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the Cayman Islands and has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by it to be conducted and is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be duly organized, existing and in good standing, or to have such power and authority, or to be so licensed and qualified would not, individually or in the aggregate, reasonably be expected to  prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.  Parent has made available to the Company complete and correct copies of the memorandum and articles of association or other similar organizational documents, as in effect as of the date of this Agreement, of each of Parent and Merger Sub.

SECTION 4.2 Capitalization.  (a)  As of the date of this Agreement, the authorized share capital of Parent consists solely of 50,000,000 ordinary shares, par value $0.001 per share.  As of the Capitalization Date, 10,000 ordinary shares of Parent were issued and outstanding.  All the outstanding ordinary shares of Parent are duly authorized, validly issued, fully paid and non-assessable. At the Effective Time, (i) Capital Ally Investments Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (collectively, the “Management Shareholders”) collectively will be the owners of 22.85% of the issued and outstanding share capital of Parent on a fully diluted basis and (ii) ARCH Digital Holdings Ltd., GM Investment Company Limited and the Equity Provider will be the owners of 77.15% of the issued and outstanding share capital of Parent on a fully diluted basis. Exact equity ownership of Parent may be adjusted in accordance with the Subscription Agreement; provided that in no event shall the Management Shareholders be owners of more than 22.85% of the issued and outstanding share capital of Parent on a fully diluted basis at the Effective Time.  Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Subscription Agreement, those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(b)  The authorized share capital of Merger Sub consists solely of 50,000,000 ordinary shares, par value $0.001 per share, of which 1 share is validly issued and outstanding.  All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent, free and clear of any Lien.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

SECTION 4.3 Authority Relative to this Agreement.  (a)  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)  The Board of Directors of Parent (the “Parent Board”), the Board of Directors of Merger Sub (the “Merger Sub Board”), and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Sub, as the case may be, and taken all corporate actions required to be taken by the Parent Board, the Merger Sub Board and by Parent as the sole shareholder of Merger Sub for the consummation of the transactions.

SECTION 4.4 Financing.  Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of an executed subscription agreement (the “Subscription Agreement”) dated the date of this Agreement by and between, among others, Parent and PAG Asia I LP  (the “Equity Provider”) pursuant to which the Equity Provider has committed to subscribe for, or cause the subscription of, for cash in an aggregate amount set forth in the Subscription Agreement, subject to the terms and conditions therein, equity or equity-linked securities of Parent in the aggregate amount set forth therein (the “Equity Financing”), the proceeds of which shall be used in part to finance the consummation of the Merger and the other transactions contemplated by this Agreement. As of the date hereof, the Subscription Agreement has not been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 5.4), and the obligations and commitments contained in the  Subscription Agreement have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated. Assuming (i) the accuracy of the representations and warranties set forth in Section 3.2(a), (ii) compliance by the Company with its covenants set forth in Sections 5.1(b) and (c) and (iii) the appraised value of any Dissenters Share is equal to or less than the Merger Consideration, the net proceeds contemplated by the Subscription Agreement will be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration in accordance with Section 2.1(b), the aggregate amount of consideration payable in respect of Company Options, Company Warrants and Company Unit Options in accordance with Section 2.2, the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 2.6, and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses (such aggregate amount, the “Minimum Equity Amount”). The Subscription Agreement, in the form so delivered (i) is in full force and effect as of the date hereof and (ii) is a legal, valid and binding obligation of Parent and, to Parent’s knowledge, the other parties thereto.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to Parent’s knowledge, any other parties thereto, under the Subscription Agreement; provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III.  As of the date hereof, Parent does not have any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the Effective Time. The Subscription Agreement contains all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Parent on the terms therein. As of the date hereof, there are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party that would result in any of the actions or effects described in Section 5.4(a)(i) or (ii).

SECTION 4.5 Solvency.  Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the transactions contemplated hereby, including the Equity Financing and the payment of the aggregate Merger Consideration, the aggregate amount of consideration payable in respect of Company Options, Company Warrants and Company Unit Options in accordance with Section 2.2 and the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 2.6 (assuming the appraised value of any Dissenters Share is equal to or less than the Merger Consideration), amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses and (b) the accuracy of the representations and warranties of the Company set forth in Article III hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any materiality or “Material Adverse Effect” qualification or exception), the Surviving Corporation will, immediately after the Effective Time and after the consummation of the transactions contemplated hereby, be able to pay its debts as they fall due as required by the Cayman Companies Law.

SECTION 4.6 Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 shall, in the case of the Proxy Statement, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.7 Consents and Approvals; No Violations; Secured Creditors.  (a) Except for (i) compliance with the applicable requirements of, the Exchange Act, including, without limitation, joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 and the filing of one or more amendments to Schedule 13D, (ii) compliance with the rules and regulations of The NASDAQ Global Market, (iii) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, and (iv) consent or approval or filing with applicable Governmental Antitrust Entities, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b)  The execution, delivery and performance of this Agreement by Parent or Merger Sub do not, and the consummation by Parent or Merger Sub of the transactions contemplated hereby will not constitute or result in (i) any breach of any provision of the respective memoranda and articles of association (or similar governing documents) of Parent or Merger Sub or any of Parent’s Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of an obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub or any of Parent’s Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any Law applicable to Parent or Merger Sub or any of Parent’s Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(c)  Merger Sub does not have any secured creditors.

SECTION 4.8 Legal Proceedings.  As of the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending or, to Parent’s knowledge, threatened in writing against Parent or Merger Sub, other than any such suit, claim, action, proceeding or investigation that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

SECTION 4.9  Limited Guaranties.  Concurrently with the execution of the Agreement, each Guarantor has delivered to the Company a duly executed Limited Guaranty.  Each Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the relevant Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under its Limited Guaranty.

SECTION 4.10 Interest in Competitors.  Parent, Merger Sub and the Guarantors do not own any interest, nor do any of their respective Affiliates insofar as such Affiliate-owned interest would be attributed to Parent, Merger Sub or any Guarantor under any applicable antitrust or competition laws, in any entity or person that derives revenues of a material amount from products, services or lines of business within the Company’s products, services or lines of business.

SECTION 4.11 Parent Ownership of Company Securities.  As of the date of this Agreement, Parent, Merger Sub and the Guarantors do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company, except for (a) the Consortium Shares and (b) the Company Options and Company Warrants held by Mr. Dongping Fei, Mr. Kuo Zhang, Mr. Francis Kwok Cheong Wan and Mr. Hengyang Zhou.

SECTION 4.12 Certain Arrangements .  Except as set forth in Section 4.12 of the Parent Disclosure Schedule, as of the date of this Agreement, there are no agreements, arrangements or understandings, whether or not legally enforceable, (i) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, with respect to any securities of the Company, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration on a per Share basis in connection with the Merger in any form or nature in an amount in excess of the Merger Consideration or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or agreed to vote against any Superior Proposal.

SECTION 4.13 Buyer Group Contracts.  Parent has delivered to the Company a true, correct and complete copy of (i) the Consortium Agreement dated March 25, 2010 by and among the members of the Consortium and (ii) the Subscription Agreement (collectively, the “Buyer Group Contracts”).  Other than the Buyer Group Contracts and any other agreements or arrangements previously disclosed in a filing with the SEC, as of the date of this Agreement, there are no other agreements, arrangements or understandings, whether or not legally enforceable, with respect to any securities of the Company between two or more of the following Persons: any member of the Consortium, the Equity Provider, the Guarantors, and any of their respective Affiliates (collectively, “Buyer Group Parties”).

SECTION 4.14 Brokers.  No broker, finder or investment banker (other than Citigroup Global Markets Asia Limited) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub or any of their Affiliates.

SECTION 4.15 Independent Investigation.  Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in Article III).

SECTION 4.16 Non-Reliance on Company Estimates. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto; provided that, nothing contain in this Section 4.16 shall be deemed to limit the representations and warranties of the Company set forth in Article III.

SECTION 4.17  No Additional Representations.  Except for the representations and warranties made by Parent and Merger Sub in this Article IV, none of Parent, Merger Sub, or any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledge the foregoing.  Except in the event of fraud, none of Parent, Merger Sub or any other Person will have or be subject to any liability or indemnity obligations to the Company or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in or required by the representations and warranties contained in this Article IV.

ARTICLE V

COVENANTS RELATED TO CONDUCT OF BUSINESS

SECTION 5.1 Conduct of Business of the Company.  Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, use its reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with key customers, suppliers and others having material business dealings with it.  Without limiting the generality of the foregoing, and except as required by applicable Law or as otherwise expressly provided in this Agreement or the Company Disclosure Schedule, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the Company will not and will not permit its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed),

(a)  amend its memorandum and articles of association (or other similar governing instrument);

(b)  authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for (i) (x) the issuance of Shares or Company Warrants as required to be issued upon exercise or settlement of Company Unit Options, Company Options or Company Warrants outstanding on the date of this Agreement or (y) the issuance of Shares as required to be issued upon exercise or settlement of Company Warrants issued upon the exercise of Company Unit Options outstanding on the date of this Agreement, (ii) the withholding of Company securities to satisfy tax obligations with respect to Company Options or Company Warrants, (iii) the acquisition by the Company of its securities in connection with forfeiture of Company Options or Company Warrants, (iv) the acquisition by the Company of its securities in connection with the net exercise of Company Options or Company Warrants in accordance with the terms thereof or (v) the issuance of Company securities as required to comply with any Company Benefit Plan or employment agreement as in effect on the date hereof;

(c)  (i)  split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital (except for dividends paid by any Subsidiary to the Company or to any Wholly Owned Subsidiary and periodic dividends and other periodic distributions by Subsidiaries that are not Wholly Owned Subsidiaries in the ordinary and usual course of business consistent with past practice); (iii) enter into any agreement with respect to the voting of its share capital, (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Options, Company Warrants or Company Unit Options or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, Company Warrants or Company Unit Options or (C) the acquisition by the Company of its securities in connection with the net exercise of Company Options, Company Warrants or Company Unit Options in accordance with the terms thereof;

(d)  place the Company or any of its Subsidiaries into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger or any such transactions among Wholly Owned Subsidiaries of the Company that are not obligors or guarantors of third party indebtedness);

(e)  (i)  (A) incur or assume any new long-term or short-term interest-bearing debt or borrowings, or issue any new debt securities or (B) modify or renew any existing long-term or short-term interest-bearing debt or borrowings or debt securities, in each case, except for debt or borrowings or debt securities (X) that are incurred, assumed, modified or renewed, as the case may be, in the ordinary and usual course of business consistent with past practice and (Y) the aggregate amount of which (in the case of (B) only with respect to the amount in excess of the existing debt or borrowings or debt securities, if any) does not exceed RMB 200,000,000; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice and in amounts not material to the Company and its Subsidiaries, taken as a whole, and except for guarantees of obligations of Wholly Owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to Wholly Owned Subsidiaries of the Company) except (A) pursuant to Contracts in effect as of the date hereof which have either been filed as exhibits to the Company SEC Reports or identified in Section 5.1(e)(iii) of the Company Disclosure Schedule or (B) for loans, advances, capital contributions or investments in an amount not to exceed RMB 35,000,000 in the aggregate; (iv) pledge or otherwise encumber shares of capital stock of the Company or its Subsidiaries; or (v) mortgage or pledge any of its assets, tangible or intangible, having a value in excess of RMB 35,000,000 or create or suffer to exist any material Lien thereupon other than Permitted Liens;

(f)  except as may be required by Law or pursuant to any Contract in existence on the date of execution of this Agreement, enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee with the title of vice president or above in any manner, or (except as required under agreements existing on the date hereof) increase in any manner the compensation or fringe benefits of any director, officer or employee who do not have the title of vice president or above other than in the ordinary course of business consistent with past practice or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units);

(g)  acquire, sell, lease or dispose of any assets, in each case, other than (i) in the ordinary and usual course of business consistent with past practice (it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary and usual course of business) or (ii) any assets with a value or purchase price (including the value of assumed liabilities) not in excess of RMB 10,000,000 in any transaction or related series of transactions;

(h)  except as may be required as a result of a change in Law or in GAAP, change any of the accounting principles or practices used by it, which materially affects the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries;

(i)  (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, in each case for consideration in excess of RMB 50,000,000; or (ii) authorize any new capital expenditure or expenditures except (A) as specifically budgeted in the Company’s current plan approved by the Company Board that was made available to Parent which, individually, is in excess of RMB 2,000,000 or, in the aggregate, are in excess of RMB 6,000,000 or (B) if such expenditures are necessary to maintain existing assets in good repair, consistent with past practice;

(j)  make or revoke any material Tax election, or settle or compromise any material Tax liability, or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes;

(k)  subject to Section 6.12, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations in the ordinary and usual course of business consistent with past practice;

(l)  waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(m)  settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

(n)  (i) cancel, materially modify, terminate or grant a waiver of any rights under any Material Contract, (ii) enter into a new Contract that (A) would be a Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated by this Agreement or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Material Contract or new Contract;

(o)  enter into any material new line of business, other than in the ordinary course of business if such new line of business is related to, and a reasonable expansion of, the Company’s or its Subsidiaries’ businesses that are conducted as of the date of this Agreement; or

(p) take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through 5.1(o).

SECTION 5.2 Conduct of Business of Parent and Merger Sub.  Subject to the conditions of this Agreement and the rights of Parent hereunder, from the date of this Agreement to the Effective Time, neither Parent nor Merger Sub will, without the prior written consent of the Company, take any action or fail to take any action that would reasonably be expected to (a) result in any of the conditions to effect the Merger becoming incapable of being satisfied or (b) individually or in the aggregate, prevent or delay in any material respect the consummation of the Merger or the other transactions contemplated by this Agreement.

SECTION 5.3 Access to Information.  (a) Subject to applicable Laws, between the date hereof and the Effective Time, upon reasonable advance notice from Parent, the Company will use reasonable efforts to give Parent and Merger Sub and their authorized representatives (including counsel, financial advisors and auditors) reasonable access (so long as such access does not unreasonably interfere with the operation of the Company or its Subsidiaries) during normal business hours to its employees, officers, agents, contracts and properties and to all books and records of the Company and its Subsidiaries, will use reasonable efforts to permit Parent and Merger Sub to make such inspections as Parent and Merger Sub may reasonably require and will cause the Company’s officers and those of its Subsidiaries to furnish Parent and Merger Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries as Parent or Merger Sub may from time to time reasonably request; provided that no investigation pursuant to this Section 5.3(a) shall affect or be deemed to modify any of the representations or warranties made by the Company.  Notwithstanding the foregoing, none of Parent, Merger Sub or their Representatives shall have access to any books, records, documents or other information (i) to the extent that access to such books, records, documents or other information would violate the terms of a confidentiality agreement with a third party (provided, however, that at the request of Parent, the Company shall use its reasonable efforts to obtain waivers from such third parties), (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law, (iv) to the extent disclosure of such books, records, documents or other information, as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates), or (v) to the extent the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries.

(b)  Between the date hereof and the Effective Time, the Company shall furnish to Parent, (i) concurrently with the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to Company management and (ii) at the earliest time they are available, such financial statements as are prepared for the Company’s SEC filings.

(c)  Each of Parent and Merger Sub will hold and will cause its authorized representatives to hold in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and the members of the Consortium dated March 31, 2010 (the “Confidentiality Agreement”).

SECTION 5.4   Financing.  (a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable efforts to obtain the Equity Financing on the terms and conditions described in the Subscription Agreement, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Subscription Agreement if such amendment, modification or waiver (i) reduces the aggregate amount of the Equity Financing (including by increasing the amount of fees to be paid unless the Equity Financing is increased by a corresponding amount) to an amount that would be less than the Minimum Equity Amount or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Equity Financing in a manner that would reasonably be expected to materially delay or prevent the funding of the Equity Financing at the Effective Time.  Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.

(b)  Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable efforts (i) to maintain in effect the Subscription Agreement (subject to any amendment, modification or waiver permitted under Section 5.4(a)), (ii) to satisfy on a timely basis all conditions in the Subscription Agreement that are within its control,  (iii) to consummate the Equity Financing in an amount that is equal to or greater than the Minimum Equity Amount at or prior to the Effective Time and (iv) to enforce its rights under the Subscription Agreement.

(c)  Prior to the Closing Date, the Company shall use its reasonable efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable efforts to provide, and shall use its reasonable efforts to cause its Representatives, including legal and accounting advisors, to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Equity Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable efforts shall include at the request of the Equity Provider, (i) delivering such officer’s and other certificates as reasonably required by the Equity Provider and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) entering into any customary agreements to pledge, guarantee, grant security interests in, and otherwise grant Liens on, the Company’s or its Wholly Owned Subsidiaries’ assets, and other customary documentation in connection with the Equity Financing, in each case as may be reasonably requested by Parent and on terms reasonably satisfactory to Parent; provided, however, that no obligation of the Company or its Wholly Owned Subsidiaries under any such agreement, pledge, guarantee, grant or other documentation contemplated by this clause (ii) shall be effective until at or as of the Effective Time, (iii) on a confidential basis providing Parent and the Equity Provider as promptly as practicable with financial and other pertinent information with respect to the Company and its Wholly Owned Subsidiaries as reasonably required by Parent or the Equity Provider and is customary in connection with the Equity Financing, (iv) making the Company’s executive officers and other senior employees reasonably available to assist the Equity Provider in connection with providing the Equity Financing (including, without limitation, by participating in meetings, presentations and due diligence sessions and assisting in the preparation of appropriate and customary materials reasonably required in connection with the Equity Financing), (v) using its reasonable efforts to cause its independent accountants to cooperate with and assist Parent in preparing customary and appropriate information packages and offering materials as the Equity Provider may reasonably request for use in connection with the offering and/or syndication of securities and other matters contemplated by the Subscription Agreement and (vi) taking all reasonable corporate actions, subject to the occurrence of the Closing, to permit consummation of the Equity Financing; provided, that in each case, (A) the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Equity Financing, (B) no credit support in connection with the Equity Financing will be provided by the Company or any of its Subsidiaries and no new indebtedness of the Company or any of its Subsidiaries, nor any assets of the Company or any of its Subsidiaries, may be used in the provision of funding for the Exchange Fund except if it only becomes effective at the Effective Time; and (C) the effectiveness of any documentation executed by the Company or any of its Subsidiaries shall be subject to the Closing having occurred.

(d)  Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.4 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Equity Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.  Parent and Merger Sub acknowledge and agree that the Company and its Subsidiaries and their respective Representatives (other than the members of the Consortium) shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1   Preparation of the Proxy Statement and Schedule 13E-3.  (a) As promptly as practicable after the execution of this Agreement, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable after having cleared the SEC comments on the Schedule 13E-3.  Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. The Company will provide Parent with a reasonable opportunity to review, comment on and approve (such approval not to be unreasonably withheld or delayed) the initial Proxy Statement and any amendment or supplement thereto prior to filing with the SEC and will provide Parent with a copy of all such filings with the SEC. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(b)  Parent, Merger Sub, their Affiliates and the Company shall prepare and file with the SEC the Schedule 13E-3. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3.  Each party shall, as promptly as practicable after the receipt thereof, provide to the other party copies of any written comments and advise the other party of any oral comments, with respect to the Schedule 13E-3 received from the staff of the SEC.  Each of Parent, Merger Sub and the Company will be provided with reasonable opportunity to review and comment on the initial Schedule 13E-3 and any amendment or supplement thereto prior to filing with the SEC.

SECTION 6.2   Acquisition Proposals.  (a) The Company will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative (each, a “Representative”) of, the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry or the making of any proposal or offer or any other effort or attempt that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as hereinafter defined), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to the Company or any of its Subsidiaries, or take any other action to facilitate, any Acquisition Proposal or (iii) enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal. Notwithstanding anything in the foregoing to the contrary, if, at any time following the date of this Agreement and prior to the time that, but not after, the Required Company Vote is obtained, the Company receives an Acquisition Proposal from any Person that did not result from a breach by the Company of this Section 6.2, (A) the Company and its Representatives may contact such Person to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as hereinafter defined) and (B) if the Independent Committee determines in good faith, after consultation with and based upon the advice of its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then the Company and its Representatives may (x) furnish, pursuant to an executed confidentiality agreement in reasonably customary form and in any event containing terms at least as stringent in all material respects as those contained in the Confidentiality Agreement in effect as of the date hereof, information (including non-public information) with respect to the Company to the Person who has made such Acquisition Proposal, (y) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal or (z) after having complied with Section 6.2(b), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal.

(b)  The Company Board will not (i) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the recommendation to the shareholders of the Company to vote in favor of this Agreement and the Merger (the “Company Board Recommendation”) (actions described in this clause (i) referred to as a “Change of Recommendation”) or (ii) except immediately prior to or concurrently with the termination of this Agreement pursuant to Section 8.3(c), authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a) (each, an “Alternative Acquisition Agreement”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Required Company Vote is obtained, but not after, the Company Board may effect a Change of Recommendation if the Company Board (acting upon recommendation of the Independent Committee) has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that prior to taking such action, (i) the Company Board has given Parent at least five business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action, (ii) the Company has negotiated, or has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement and, if necessary, the Subscription Agreement in such a manner that would obviate the need for taking such action and (iii) following the end of such notice period, the Company Board (acting upon recommendation of the Independent Committee) shall have considered in good faith any revisions to this Agreement and the Subscription Agreement, if applicable, proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)  Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 8.4(b) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in  Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Board Recommendation).

(d)  The Company agrees that it will, as promptly as reasonably practicable (and in any event within 36 hours), notify Parent and Merger Sub if any Acquisition Proposal or any request for non-public information is received by the Company Board, indicating, in connection with such notice, the name of such Person, the material terms and conditions of such Acquisition Proposal and if the Company has any intention to provide non-public information to such Person; and will as promptly as reasonably practicable (and in any event within 36 hours) advise Parent and Merger Sub of any material amendments, developments, discussions or negotiations with respect to any such Acquisition Proposal or request.

SECTION 6.3   Shareholders Meeting. Subject to Article VIII, the Company shall take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to cause an extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”) to be duly called and held as soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement. Subject to Section 6.2, the Company Board shall (a) recommend approval of this Agreement, the Cayman Plan of Merger and the Merger by the Company’s shareholders and include the Company Board Recommendation in the Proxy Statement and (b) take all reasonable and lawful actions to solicit proxies from its shareholders to obtain the Required Company Vote for such approval.  In the event that subsequent to the date hereof, the Company Board makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of the Shares for approval at the Company Shareholders Meeting in accordance with this Section 6.3, unless this Agreement shall have been terminated in accordance with Article VIII prior to the Company Shareholders Meeting.

SECTION 6.4  Reasonable Efforts.  (a)  Subject to the terms and conditions of this Agreement, each party will use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws promptly to consummate the Merger and the other transactions contemplated by this Agreement, including preparing, executing and filing promptly all documentation to effect all necessary notices, reports and other filings and to obtain promptly all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or Governmental Entity in order to consummate the Merger and the other transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, to the extent applicable, each party hereto agrees to promptly provide to each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Entity”) non-privileged information and documents (i) requested by any Governmental Antitrust Entity or (ii) that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and use its reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.4 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.

(b)  In furtherance and not in limitation of the covenants of the parties contained in Sections 6.4(a), each of Parent and the Company shall use its reasonable efforts to resolve such objections if any, as may be asserted any applicable Governmental Entity or other person with respect to the transactions contemplated hereby under any antitrust Law.  In connection with the foregoing, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any antitrust Law, each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits so long as such actions do not have, and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon the consummation of the Merger and the other transactions contemplated hereby.

SECTION 6.5   Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company.  Thereafter, and subject to the provisions of Section 6.2, each of Parent and the Company will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to obtaining the approval of such other party (such approval not to be unreasonably withheld or delayed), except as may be required by Law, applicable fiduciary duties or by any applicable listing agreement with or rules of a national securities exchange or interdealer quotation service or by the request of any Governmental Entity, as determined by Parent or the Company, as the case may be.

SECTION 6.6   Indemnification; Directors’ and Officers’ Insurance.  (a)  From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will (and will cause its Subsidiaries to comply with their respective obligations to) indemnify and hold harmless (including any obligations to advance funds for expenses) each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or its Subsidiary (the “Indemnified Parties”) against any and all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or employee of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.  The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect on the date hereof shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties.  The Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)  Parent or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 6.6 (each, a “Claim”) unless there is a conflict of interest between Parent and the Surviving Corporation, on the one hand, and the Indemnified Party, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual litigation, claim or proceeding relating to the Transactions), but in any event, no such Claim shall be settled or compromised without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent.  Each of Parent, the Surviving Corporation and the Indemnified Parties shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)  For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain the Company’s and its Subsidiaries’ existing policies of directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) for the benefit of each Indemnified Party covering each Indemnified Party by the Company’s directors’ and officers’ liability insurance on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided that if such insurance cannot be so maintained or obtained at such costs, Parent shall maintain or obtain as much of such insurance as can be so maintained or obtained at an annual premium amount not in excess of 300 percent of the current annual premium paid by the Company for such insurance (the “Maximum Premium”). The Company may prior to the Effective Time at its option purchase, for an amount not to exceed the aggregate Maximum Premium for six years, a six year “tail policy” on terms and conditions providing substantially equivalent benefits as the existing policies of directors’ and officers’ liability insurance maintained by the Company.  If such prepaid “tail policy” has been obtained by the Company prior to the Closing, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.6(c) and Parent shall cause the Surviving Corporation to maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

(d)  If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.6.

(e)  The provisions of this Section 6.6 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.6.

(f)  The agreements and covenants contained in this Section 6.6 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party  is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.6 is not prior to or in substitution for any such claims under any such policies.

SECTION 6.7   Notification of Certain Matters.  The Company shall, upon obtaining knowledge of any of the following, give prompt notice to Parent, and Parent shall, upon obtaining knowledge of any of the following, give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty of such party contained in this Agreement, which is qualified as to materiality, to be untrue or inaccurate, or any representation or warranty of such party not so qualified, to be untrue or inaccurate in any material respect, at or prior to the Effective Time, (ii) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any condition to the obligations of any party to effect the transactions contemplated hereby not to be satisfied, (iv) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract or agreement material to the financial condition, properties, businesses, results of operations or prospects of it and its Subsidiaries taken as a whole to which it or any of its Subsidiaries is a party or is subject, (v) any notice or other communication from any Governmental Entity in connection with the Merger, (vi) (x) any actions, suits, claims, investigations or other proceedings (or communications indicating that the same may be contemplated) commenced or threatened against the Company or any of its Subsidiaries which, in each case, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.9 or 3.13 or which relate to the consummation of the Merger, (y) any disputes, disagreements, claims or any legal proceedings of any nature, which, in each case, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.18(h) or (z) any notice in writing received by the Company or any of its Subsidiaries which if received on or prior to the date of this Agreement, would have been required to have been disclosed pursuant Section 3.19, (vii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (viii) any event or occurrence that has, or would reasonably be expected to have, a Material Adverse Effect with respect to it; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.8  Fees and Expenses.  Subject to Sections 5.4(d), 8.5(b) and 8.5(c), whether or not the Merger is consummated, all Expenses (as hereinafter defined) incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the party incurring such Expenses.  As used in this Agreement, “Expenses” includes all reasonable and documented out-of-pocket expenses (including, without limitation, all filing costs and reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, filing, printing and mailing of the Proxy Statement and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby; provided, that Expenses incurred in connection with the printing and mailing of the Proxy Statement and Schedule 13E-3 and, to the extent applicable, filing fees with respect to Governmental Antitrust Entities shall be shared equally by Parent and the Company.

SECTION 6.9   Delisting of Stock.  Parent shall use reasonable efforts to cause the Shares of the Company to be de-listed from the NASDAQ Global Market and the Company de-registered under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.10 Anti-takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company shall use their respective reasonable efforts to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or lawfully minimize the effects of any Takeover Statute on the Merger or the other transactions contemplated by this Agreement.

SECTION 6.11 Resignations.  To the extent requested by Parent in writing at least three business days prior to Closing, on the Closing Date, the Company shall use reasonable efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

SECTION 6.12 Participation in Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled or compromised without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 6.13 Amendment to Buyer Group Contracts.  Parent and Merger Sub shall promptly notify the Company, and provide a complete and accurate copy, of (a) any amendment, modification, withdrawal or termination of any Buyer Group Contract; or (b) any new agreement, arrangement or understanding entered into between two or more of the Buyer Group Parties with respect to any securities of the Company.

SECTION 6.14 Merger Sub. Parent will take all reasonable actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

SECTION 7.1   Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

(a)  This Agreement and the transactions contemplated hereby, including the Merger, shall have been approved and adopted by the Required Company Vote at the Company Shareholders Meeting in accordance with applicable Law and the memorandum and articles of association of the Company;

(b)  There shall not be in effect any Law of any Governmental Entity of competent jurisdiction, restraining, enjoining or otherwise preventing consummation of the transactions contemplated by this Agreement and no Governmental Entity shall have instituted any judicial or administrative proceeding which continues to be pending seeking any such Law; and

(c) All authorizations, consents or approvals of a Governmental Entity required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been made or obtained, without any limitation, restriction or condition that has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (or an effect on Parent and its Subsidiaries that, were such effect applied to the Company and its Subsidiaries, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect), except for such authorizations, consents or approvals, the failure of which to have been made or obtained does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (or an effect on Parent and its Subsidiaries that, were such effect applied to the Company and its Subsidiaries, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect).

SECTION 7.2   Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions, any or all of which may be waived in whole or part by Parent to the extent permitted by applicable Law:

(a)  The representations and warranties of the Company (i) set forth in Sections 3.3 and 3.22 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time, (ii) set forth in Section 3.6(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time, subject to the “Material Adverse Effect” qualifier therein, (iii) set forth in Section 3.2(a) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time (except for representations and warranties made as of a specified date, only as of the specified date) and (iv) set forth in this Agreement (other than those Sections specifically identified in clauses (i), (ii) and (iii)) without giving any effect as to any “materiality” or “Material Adverse Effect” qualification therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, only as of the specified date), except, in the case of this clause (iv), where the failure to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)  The Company shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c)  The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an executive officer of the Company, certifying as to the fulfillment of the conditions specified in Sections 7.2(a) and 7.2(b).

(d)  Since the date of this Agreement, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)  The holders of no more than 10% of the Shares shall have validly served a written objection under Section 238(2) of the Cayman Companies Law.

SECTION 7.3   Conditions to the Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a)  The representations and warranties of Parent and Merger Sub contained in this Agreement, to the extent qualified by a materiality qualification, shall be true and correct and, to the extent not so qualified, shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct, or true and correct in all material respects, as the case may be, only as of the specified date).

(b)  Each of Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c)  Each of Parent and Merger Sub shall have delivered to the Company a certificate, dated the date of the Closing, signed by a designated director of Parent and a designated director of Merger Sub, certifying as to the fulfillment of the conditions specified in Section 7.3(a) and 7.3(b).

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

SECTION 8.1   Termination by Mutual Agreement.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Company Vote, by mutual written consent of the Company and Parent by action of their respective Boards of Directors (in the case of the Company, acting upon the recommendation of the Independent Committee).

SECTION 8.2   Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if:

(a)  the Merger shall not have been consummated by the date falling six months from the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement;

(b)  the Company Shareholders Meeting shall have occurred and the Required Company Vote shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof; or

(c)  any Law or injunction having the effect set forth in Section 7.1(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to a party if the issuance of such final, non-appealable Law or injunction was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement.

SECTION 8.3   Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board if:

(a)  the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.3(a) and the basis for such termination (or, if earlier, the Termination Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 7.2(a) or 7.2(b) not being satisfied;

(b)  if (i) all of the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 and (iii) the Merger shall not have been consummated within three business days after the delivery of such notice; or

(c)  prior to the receipt of the Requisite Company Vote, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal that was unsolicited and did not otherwise result from a breach of Section 6.2(a); provided that the Company has complied in all material respects with the requirements of Section 6.2(b).

SECTION 8.4   Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)  (i) the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.4(a) and the basis for such termination (or, if earlier, the Termination Date); or (ii) the Company shall have breached in any material respect its obligations under Section 6.2, which breach (A) would give rise to the failure of a condition set forth in Section 7.2(b) and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within (x) 10 business days following receipt of written notice of such breach from Parent or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 7.3(a) or Section 7.3(b) not being satisfied; or

(b)  (i) the Company Board shall have effected a Change of Recommendation in a manner adverse to Parent; (ii) the Company Board shall have approved, recommended, or otherwise declared advisable or proposed to approve, recommend or declare advisable (publicly or otherwise) any Acquisition Proposal; (iii) the Company shall have entered into an Alternative Acquisition Agreement; (iv) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing or (v) the Company shall have failed to include the Company Recommendation in the Proxy Statement, or failed to hold the Company Shareholders Meeting pursuant to Section 6.3.

SECTION 8.5   Effect of Termination and Abandonment.  (a)  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, written notice thereof shall be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its Representatives); provided, however, that (i) this Section 8.5, Section 5.3(c), Section 5.4(d), Section 6.8 and Article IX and the Limited Guaranties (in each case, subject to the terms thereof) shall remain in full force and effect and survive termination of this Agreement, (ii) no such termination shall relieve any party hereto of any liability or damages resulting from (A) any willful breach of any representations or warranties contained in this Agreement prior to such termination or (B) any breach of any covenant or agreement contained in this Agreement prior to such termination, and (iii) nothing shall relieve any party from liability for fraud.

(b)  In the event that (i) this Agreement is terminated by Parent pursuant to Section 8.4(a), (ii) (A) an Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the termination of this Agreement, (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company pursuant to Section 8.2(a) and (C) within 12 months of the termination of this Agreement, any definitive agreement in connection with an Acquisition Proposal by a third party is entered into or any Acquisition Proposal is consummated by the Company (whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)), (iii) this Agreement is terminated by Parent pursuant to Section 8.4(b) or (iv) this Agreement is terminated by the Company pursuant to Section 8.3(c), then the Company shall (x) pay Parent or its designee a termination fee (the “Termination Fee”) of $3,000,000 in the event of a termination pursuant to Section 8.5(b)(i), or $6,000,000 in the event of a termination pursuant to Section 8.5(b)(ii), (iii) or (iv) (and the applicable Termination Fee shall be paid in same-day funds (1) within two business days after such termination in the case of a termination referred to in Section 8.5(b)(i) or (iii), (2) on the earlier of the date an agreement is entered into with respect to an Acquisition Proposal or an Acquisition Proposal is consummated in the case of a termination referred to in Section 8.5(b) (ii), or (3) contemporaneously, and as a condition of such termination, in the case of a termination referred to in Section 8.5(b)(iv)) and (y) pay Parent in same-day funds, as promptly as possible (but in any event within two business days) following the delivery by Parent of an invoice therefor, all Expenses incurred by Parent, Merger Sub and their respective Affiliates (other than the Company) in connection with the transactions contemplated by this Agreement, including the Equity Financing; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment of the Termination Fee and reimbursement of any applicable Expenses pursuant to this Section 8.5(b), the receipt of the Termination Fee together with such Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any other Person arising out of or in connection with this Agreement, the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any other Person shall be entitled to bring or maintain any claim, action or proceeding against any Company Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.5(b) shall limit the rights of Parent and Merger Sub under Section 9.8. For the avoidance of doubt, subject to Section 9.8, in the event Parent or its designee shall receive payment from the Company of the Termination Fee and the Expenses referred to in this Section 8.5(b), the receipt of such Termination Fee and Expenses shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination.  Each of Parent and Merger Sub acknowledges and agrees that it has no right of recovery against, and in no event shall any of the Parent Related Parties seek to recover any damages from or make any claim against, any Company Related Party (other than its rights against the Company under this Agreement).

(c)  In the event that this Agreement is terminated by the Company pursuant to Section 8.3(a) or Section 8.3(b), then Parent shall (x) pay, or cause to be paid, to the Company or its designee a termination fee of $6,000,000 (the “Parent Termination Fee”) in same-day funds, within two business days after such termination and (y) pay, or cause to be paid, to the Company in same-day funds, as promptly as possible (but in any event within two business days) following the delivery by the Company of an invoice therefor, all Expenses incurred by the Company and its Affiliates (other than Parent, Merger Sub or any members of the Consortium) in connection with the transactions contemplated by this Agreement; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.  In the event that the Company or its designee shall receive full payment of the Parent Termination Fee and the Expenses reimbursement payment pursuant to this Section 8.5(c), the receipt of the Parent Termination Fee together with such Expenses and Expenses under Section 5.4(d) shall be the sole and exclusive remedy of the Company and any Company Related Party, and shall deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, its Subsidiaries or any other Person arising out of or in connection with this Agreement, the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of the Company, any Company Related Party or any other Person shall be entitled to bring or maintain any claim, action or proceeding against any Parent Related Party arising out of or in connection with this Agreement, the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination.  For the avoidance of doubt, the right of the Company and its designees to receive payment from Parent of the Parent Termination Fee and the Expenses referred to in this Section 8.5(c) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination.  The Company acknowledges and agrees that it has no right of recovery against, and in no event shall any of the Company Related Parties seek to recover any damages from or make any claim against, any Parent Related Party (other than its rights against Parent or Merger Sub under this Agreement or against the Guarantors under their respective Limited Guaranties).

(d)  Each of the parties hereto acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not have entered into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, Parent or the Company, as the base may be, commences a suit which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for amounts set forth in this Section 8.5, such  paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including attorneys’ fees) in connection with such suit.

SECTION 8.6   Amendment.  This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the Required Company Vote but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable Law without such approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

SECTION 8.7   Extension; Waiver.  At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Merger Sub shall together be deemed one party and the Company shall be deemed the other party) may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other party with any of the agreements or conditions contained herein.  Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

SECTION 9.1   Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time.  None of the covenants and agreements in this Agreement shall survive beyond the Effective Time, other than the covenants and agreements contained in this Article IX, the agreements of the Company, Parent and Merger Sub contained in Article II and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time until fully performed.

SECTION 9.2   Entire Agreement; Assignment.  (a)  This Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule and other exhibits and annexes thereto), together with the Limited Guaranties and the Confidentiality Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b)  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, all (but not less than all) of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations.  Any assignment in violation of the preceding sentence shall be void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.3   Notices.  All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed) or overnight courier (with proof of delivery) to a party at the following address for such party:

if to Parent or to Merger Sub, to:

Huge Harvest Enterprises Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing 100020, China
Attention: Dongping Fei
Facsimile: +(86) 10 57091199

and

ARCH Digital Holdings Ltd.
c/o ARC Advisors (HK) Limited
32/F, AIA Central
1 Connaught Road, Central
Hong Kong
Attention: Allan Liu
Facsimile: +(852) 3115 0244

and

GM Investment Company Limited
48/F, Bank of China Tower
1 Garden Road, Central
Hong Kong
Attention: Kong Kam Yu Sammy
Facsimile: +(852) 3605 8189

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
39th Floor, Bank of China Tower
1 Garden Road, Central
Hong Kong
Attention: Sang Jin Han
Facsimile: + (852) 2160 7807

and

Conyers Dill & Pearman
2901 One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David Lamb
Facsimile: + (852) 2845 9268

and

Simpson Thacher & Bartlett LLP
35/F, ICBC Tower
3 Garden Road, Central
Hong Kong
Attention: Kathryn King Sudol
Facsimile: + 1 (212) 455-2502

if to the Company, to:

Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing 100020, PRC
Attention: Maggie Wang
Facsimile: +86 (10) 5709 1009

with a copy to (which shall not constitute notice):

Latham & Watkins
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David T. Zhang
Facsimile: +852 2522 7006

and

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 (10) 6535 5577

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.  All notices, requests, instructions or other documents shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5 P.M. local time in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request, instruction or other document shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 9.4   Governing Law and Venue.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the Cayman Islands, without giving effect to the choice of Law principles thereof.

(b) Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration.

(i)       The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).

(ii)      The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

(iii)     Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(iv)     Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(v)      The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(vi)     Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c) By agreeing to arbitration, subject to the last sentence of Section 9.8, (i) the parties do not intend to deprive any court of competent jurisdiction of its ability to issue any form of provisional or equitable remedy, including but not limited to a preliminary injunction, injunction, action for specific performance or attachment in aid of the arbitration, or any interim or conservatory measure and (ii) a request for such provisional remedy or interim or conservatory measure by a party to a court shall not be deemed a waiver of this agreement to arbitrate.

SECTION 9.5   Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 9.6 No Third Party Beneficiaries .  Except as expressly set forth in Section 6.6, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, that the Company Related Parties and the Parent Related Parties shall be express third party beneficiaries of the last three sentences of Section 8.5(b) and the last three sentences of Section 8.5(c), respectively, and may rely upon and enforce such provision against Parent and Merger Sub (in the case of Section 8.5(b)) or against the Company (in the case of Section 8.5(c)) (but shall not hereby assume any liability under this Agreement or in connection with the transactions contemplated hereby).  Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto.  Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

SECTION 9.7 Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 9.8 Enforcement; Jurisdiction.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Company. Subject to the preceding sentence, prior to the termination of this Agreement pursuant to Section 8.1, Section 8.2, Section 8.3 or Section 8.4, it is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the Company, this being in addition to any other remedy to which they are entitled at Law or in equity.  Notwithstanding anything herein to the contrary, (i) while Parent and Merger Sub may pursue both a grant of specific performance and the payment of the Termination Fee and Expenses referred to in Section 8.5(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of the Termination Fee and Expenses referred to in Section 8.5(b) and (ii) the Company shall not pursue or be entitled to a grant of specific performance under this Agreement.

SECTION 9.9 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.10 Interpretation.  (a)  The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.

(b)  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

SECTION 9.11 Definitions.  (a)  “Acquisition Proposal” means a bona fide written offer or proposal from any Person regarding any of the following (other than the transactions contemplated by this Agreement) involving the Company or any of its Subsidiaries, in a single transaction or series of related transactions:  (i) any scheme of arrangement, merger, consolidation, share exchange, recapitalization, business combination or other similar transaction that, if consummated, would result in any Person beneficially owning 20 percent or more of the outstanding Shares; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the Company and its Subsidiaries equal to 20 percent or more of the Company’s consolidated assets; (iii) any tender offer or exchange offer for 20 percent or more of the outstanding Shares; (iv) any acquisition of 20 percent or more of the outstanding Shares; or (iv) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets and Shares involved is 20 percent or more.

(b)  “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.

(c)  “beneficial ownership” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

(d)  “business day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong or Beijing, China.

(e)  “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).

(f)  “Consortium” means, collectively, ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited.

(g)  “Consortium Agreement” means the consortium agreement dated as of March 25, 2011 by and among each member of the Consortium, as amended or supplemented from time to time.

(h)  “know” or “knowledge” means, (i) with respect to the Company, the actual (but not constructive or imputed) knowledge of Dongping Fei, Kuo Zhang, Hengyang Zhou, Francis Kwok Cheong Wan, Jackie Leong, Maggie Wang, Johnson Zhang, Riva Zhang and Min Gao and (ii) with respect to Parent and Merger Sub, the actual (but not constructive or imputed) knowledge of Allan Liu, Dongping Fei, Kuo Zhang, Hengyang Zhou and Francis Kwok Cheong Wan.

(i)  “Law” means any United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision, governmental guidelines or interpretations having the force of law, Permits and Orders of any Governmental Entity.

(j)  “Material Adverse Effect” means any change, circumstance, event, effect or occurrence that has or would reasonably be expected to have a material adverse effect on the business, consolidated results of operations, assets or financial condition of the Company and its Subsidiaries taken as a whole or would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement; provided, however, that none of the following shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may, or would occur: any change, circumstance, event, effect or occurrence:

(i)     generally affecting (A) the industry in which the Company and its Subsidiaries operate, (B) general business, economic or political conditions or (C) the credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates;

(ii)    to the extent arising out of or resulting from (A) changes in Law or in generally accepted accounting principles or in accounting standards or the interpretation or enforcement thereof after the date of this Agreement or prospective changes in Law or in generally accepted accounting principles or in accounting standards or the interpretation or enforcement thereof, or any changes in general regulatory or political conditions, (B) acts of war (whether or not declared), sabotage, armed hostility or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage, armed hostility or terrorism, (C) pandemics, earthquakes, hurricanes, tornados or other natural disasters or other force majeure events, (D) any action taken by the Company or its Subsidiaries that is required by this Agreement or the failure by the Company or its Subsidiaries to take any action that is prohibited by this Agreement or with the advance written consent or at the written request of Parent or Merger Sub (other than for purposes of any representation or warranty contained in Sections 3.3 and 3.7), (E) any change or prospective change in the Company’s credit ratings, (F) any decline in the market price, or change in trading volume, of the capital stock of the Company, (G) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position, (H) the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement (other than for purposes of any representation or warranty contained in Sections 3.3 and 3.7) or (I) any breach of this Agreement by Parent or Merger Sub (it being understood that the exceptions in clauses (E), (F) and (G) shall not prevent or otherwise affect a determination that the underlying cause of any such change, prospective change, decline or failure referred to therein is a Material Adverse Effect);

(iii)   provided, further, however, that any change,  circumstance, effect, event or occurrence referred to in clauses (i) or (ii)(A), (B) or (C) shall be taken into account for purposes of such clause only to the extent such change, circumstance, effect, event or occurrence does not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which the Company and its Subsidiaries operate.

(k)  “Parent Related Party” means Parent, Merger Sub, the Equity Provider, the parties to the Subscription Agreement, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates.

(l)  “Permitted Liens” means (i) Liens for Taxes, assessments and other charges or levies by Governmental Entities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that is being contested in good faith and by appropriate proceedings, (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) between the Company and its Subsidiaries or otherwise granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vii) easements, covenants and rights of way and other similar restrictions of record, and zoning, building and other similar restrictions which, individually or in the aggregate, do not and would not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (viii) Liens (x) securing indebtedness or liabilities that are reflected in the Company SEC Reports, (y) incurred in the ordinary course of business since the date of the most recent Annual Report on Form 20-F filed with the SEC by the Company that have been disclosed to Parent in writing as of the date of this Agreement, or (z) securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing as of the date of this Agreement; (ix) matters which would be disclosed by an accurate survey or inspect of the real property which do not materially impair the occupancy or use of such real property which they encumber; (x) minor encroachments including but not limited to foundations and retaining walls, (xi) standard survey and title exceptions and (xii) any other Liens that have been incurred or suffered in the ordinary course of business and that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

(m)  “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(n)  “PRC” means the People’s Republic of China.

(o)  “Subsidiary” means, when used with reference to any entity, any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) the outstanding voting securities or interests of which, having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization, are directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries or (iii) of which such person controls through VIE Contracts. For the avoidance of doubt, Subsidiaries of the Company shall include VIE and the Subsidiaries of VIE.

(p)  “Superior Proposal” means an Acquisition Proposal that the Company Board (acting through the Independent Committee) has determined, after consultation with its outside financial advisors and legal counsel, in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing, taking into account relevant factors, including the share ownership of the members of the Consortium) of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (including any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise); provided, that for purposes of the definition of “Superior Proposal”, references to the “20 percent” in the definition of Acquisition Proposal shall be deemed references to “50 percent”.

(q)  “VIE” means Beijing Funtalk Century Telecommunications Equipment Retail Chain Co. Ltd.

(r)  “VIE Contracts” means the following agreements:

(i)     The exclusive business cooperation agreement between WFOE and Beijing Dongdian Infinity Technology Co., Ltd.;

(ii)    The exclusive business cooperation agreement between WFOE and VIE;

(iii)   The equity interest pledge agreement among WFOE, VIE and Beijing Dongdian Infinity Technology Co., Ltd., the equity interest pledge agreement among Mr. Dongping Fei, WFOE and VIE and the equity interest pledge agreement among Mr. Zhikuan Guan, WFOE and VIE (collectively, the “Equity Pledge Agreements”);

(iv)   The exclusive option agreement among WFOE, VIE and Beijing Dongdian Infinity Technology Co., Ltd. and the exclusive option agreement among Mr. Dongping Fei, WFOE and VIE and the exclusive option agreement among Mr. Zhikuan Guan, WFOE and VIE (the “Option Agreements”);

(v)    The proxies issued by VIE to WFOE;

(vi)   The power of attorneys executed by each of Mr. Dongping Fei and Mr. Zhikuan Guan to WFOE; and

(vii)  The power of attorney executed by VIE to WFOE.

(s)  “WFOE” means Beijing Funtalk Century Technology Group Company Limited.

[signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Fortress Group Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

Fortress Merger Sub Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

Funtalk China Holdings Limited

By:	/s/ Hua Yang
Name: Hua Yang
Title: Director

Appendix 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [●] 2011.

BETWEEN

(1)
FORTRESS MERGER SUB LIMITED, an exempted company incorporated under the laws of the Cayman Islands on 3 May 2011, with its registered office situate at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Mergersub”); and

(2)
FUNTALK CHINA HOLDINGS LIMITED, an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands on 9 July 2009, with its registered office situate at  PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Funtalk” or “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)
Mergersub and Funtalk have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated 31 May 2011 made between Fortress Group Limited, Mergersub and Funtalk, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated an revised) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

WITNESSETH

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Fortress Merger Sub Limited and Funtalk China Holdings Limited.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be Funtalk China Holdings Limited.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Merger the authorized share capital of Mergersub was US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share all of which have been issued.

5.
Immediately prior to the Merger the authorized share capital of Funtalk was US$1,000,000 divided into 1,000,000,000 ordinary shares of US$0.001 par value per share of which 60,263,183 ordinary shares had been issued fully paid.

6.	The authorized share capital of the Surviving Company shall be US$[●] divided into [●] ordinary shares of US$[●] par value per share.

7.	On the Effective Date (as defined below) and in accordance with the terms and conditions of the Agreement:

(a)
Each ordinary share, par value US$0.001 per share, of Funtalk, other than (i) any Dissenters Shares (as defined in the Agreement); and (ii) Consortium Shares (as defined in the Agreement); and (iii) any ordinary shares beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934)  by any direct or indirect wholly owned subsidiary of Funtalk (“Excluded Shares”) shall be cancelled in exchange for the right to receive the Merger Consideration (as defined in the Agreement).

(b)	Consortium Shares and any Excluded Shares shall be cancelled for no consideration.

(c)
Dissenters Shares shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law unless any holders of Dissenters Shares fail to exercise or withdraw their appraisal rights in which event they shall receive the Merger Consideration.

(d)	Each share of Mergersub shall be converted into and continue as an ordinary share of the Surviving Company.

8.	On the Effective Date the ordinary shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)
in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to ordinary shares;

in each case as set out in the Articles of Association of the Surviving Company.

EFFECTIVE DATE

9.	The Merger shall take effect on [SPECIFY DATE] after the date this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

PROPERTY

10.
On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or, security interests and all, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.
The Memorandum of Association and Articles of Association of Mergersub immediately prior to the Effective Date, shall be the Memorandum of Association and Articles of Association of the Surviving Company (save for references to the name and the registered office) on the Effective Date.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[●]	[●]

[●]	[●]

SECURED CREDITORS

14.	(a) Mergersub has no secured creditors; and

(b)	Funtalk has no secured creditors.

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

Each of the undersigned, being all of the Directors of each of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

For and on behalf of FORTRESS MERGER SUB LIMITED:

[Name]	Date:
Director

For and on behalf of FUNTALK CHINA HOLDINGS LIMITED:

[Name]	Date
Director

ANNEX A

(the “Agreement”)

EXECUTION VERSION
Exhibit B
SUBSCRIPTION AGREEMENT

dated May 31, 2011

by and among

ARCH DIGITAL HOLDINGS LTD.

CAPITAL ALLY INVESTMENTS LIMITED

GM INVESTMENT COMPANY LIMITED

SINOWILL HOLDINGS LIMITED

HUGE HARVEST ENTERPRISES LIMITED

KINGSTATE GROUP LIMITED

TREND FOCUS LIMITED

FORTRESS GROUP LIMITED

and

PAG ASIA I LP

i

5.6.	Amendments to Limited Guaranties	19
5.7.	Litigation	19
5.8.	Efforts	19
5.9.	Expenses	19
5.10.	Additional Investors	21
5.11.	Use of Proceeds	21
5.12.	Conversion Shares	22
5.13.	Security Arrangements	22
5.14.	Term Facility	22

ARTICLE VI CONDITIONS TO OBLIGATION TO CLOSE		23

6.1.	Conditions to the Share Closing by the Investor	23
6.2.	Conditions to the Convertible Bond Closing by the Investor	23
6.3.	Conditions to the Share Closing and the Convertible Bond Closing by Parent	23

ARTICLE VII TERMINATION		23

7.1.	Termination of Agreement	23
7.2.	Effect of Termination	23

ARTICLE VIII INDEMNIFICATION		24

8.1.	Consortium Indemnification Obligations	24
8.2.	Investor Indemnification Obligations	24
8.3.	Method of Asserting Claims	24
8.4.	Further Items Relating to Indemnification	26
8.5.	Exclusive Remedies	27
8.6.	Right to Set-Off	28

ARTICLE IX MISCELLANEOUS		28

9.1.	Press Releases and Public Announcement	28
9.2.	Equitable Relief	28
9.3.	No Third-Party Beneficiaries	28
9.4.	Entire Agreement	28
9.5.	Succession and Assignment	28
9.6.	Drafting	29
9.7.	Notices	29
9.8.	Governing Law and Disputes	32
9.9.	Waiver of Jury Trial	32
9.10.	Amendments and Waivers	32
9.11.	Severability	32
9.12.	Expenses	32
9.13.	Annexes and Schedules	32
9.14.	Headings	32
9.15.	Counterparts	33

ii

Annexes

Annex I	Parent Ownership and Proportionate Pro Forma Ownership
Annex II	Company Ownership
Annex III	Opinions of Counsel
Annex IV	Summary of Material Terms of Security Documents

Schedules

Schedule 2.8(c)	Certain Accounts Receivable
Schedule 2.10	Secondary Share Commitment Letters

iii

This SUBSCRIPTION AGREEMENT (this “Agreement”) is dated as of May 31, 2011 between Fortress Group Limited, a Cayman Islands exempted limited company (“Parent”), ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (collectively, the “Consortium Members”) and PAG Asia I LP, a Cayman Islands limited partnership (the “Investor”).

WHEREAS, the Consortium Members have formed Parent with the intent of acquiring 100% of the issued and outstanding share capital of Funtalk China Holdings Limited (the “Company”) in a going private transaction (the “Transaction”) by way of a merger of Fortress Merger Sub Limited, a wholly-owned Subsidiary of Parent (“Merger Sub”), with and into the Company (the “Merger”), with the Company being the surviving corporation and a direct wholly-owned Subsidiary of Parent, for the purpose of delisting the Company from NASDAQ and deregistering the Company under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

WHEREAS, in order to obtain financing for the Transaction and for general corporate purposes following the consummation of the Transaction, Parent wishes to issue the Preferred Shares and the Convertible Bonds to the Investor, and the Investor wishes to subscribe for the Preferred Shares and the Convertible Bonds on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the Parties hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS; CONSTRUCTION

1.1.           Certain Definitions.  The following terms, when used in this Agreement, shall have the respective meanings ascribed to them below:

“Action” means any claim, action, suit, litigation, inquiry, hearing, examination, investigation, arbitration, mediation or other proceeding, whether civil, criminal, administrative, investigative, or informal and whether commenced, brought, conducted or heard by or before or otherwise involving any Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person.  For purposes of this definition, “Control” (including, with correlative meanings, the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or otherwise, and ownership of fifty percent (50%) or more of the equity of any Person shall be deemed to constitute Control of such Person.

“Business Day” means any day other than Saturday, Sunday or any day on which banks in Hong Kong, the People’s Republic of China or New York are required or authorized to be closed.

“Consortium Agreement” means the Consortium Agreement, dated as of March 25, 2011, by and among the Consortium Members, as may be amended or supplemented from time to time in accordance with the terms hereof.

“Contract” means any agreement, lease, sublease or other use and occupancy agreement or contract, license, debenture, note, bond, evidence of Indebtedness, mortgage, indenture, security agreement, option or other contract, instrument, commitment, obligation or arrangement (whether written or oral).

“Convertible Bonds” means the $100,000,000 4% Convertible Bonds due 2016 to be issued by Parent.

“Convertible Bond Indenture” means the Indenture, to be entered into between the Company and the trustee, with respect to the Convertible Bonds.

“Founders” means Capital Ally Investments Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited.

“Governmental Entity” means any nation or government or political subdivision thereof, national, provincial, local, municipal or regional, or any other governmental entity, any ministry, agency, commission, authority, department, division or instrumentality of any such government, political subdivision or other governmental entity, any court, arbitral tribunal or arbitrator, and any self-regulatory organization, stock exchange or non-governmental regulating body, including, without limitation, the SEC.

“GM” means GM Investment Company Limited.

“Indemnified Party” means any Person claiming indemnification under any provision of ARTICLE VIII.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of ARTICLE VIII.

“Indemnity Notice” means written notification pursuant to Section 8.3 of a Third-Party Claim or a non-Third-Party Claim, as applicable, as to which indemnity pursuant to Section 8.1  or Section 8.2 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying, to the extent possible, the nature of and basis for such claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 8.1 or Section 8.2, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of the Indemnified Party’s Losses in respect of such claim.

“Laws” means all laws, statutes, rules, regulations, ordinances, Orders, administrative interpretations, directives, policies, guidelines and other pronouncements of any Governmental Entity.

“Liability” means any obligation, indebtedness or other liability of a Person, whether absolute, matured, accrued, contingent, fixed or otherwise, and whether due or to become due or asserted or unasserted.

“Lien” means any mortgage, pledge, assessment, security interest, lease, lien, survey matter, title defect, adverse claim, levy, charge, easement, right-of-way, option, right of first refusal, preemptive right, put, call or other transfer restriction or other encumbrance of any kind, whether voluntary or involuntary (including any conditional sale Contract, title retention Contract or Contract committing to grant any of the foregoing), in each case, other than Liens imposed pursuant to this Agreement, the other Transaction Documents or applicable securities Laws.

“Limited Guaranties” means the limited guaranties that each of the Consortium Members, the Investor and certain other parties are entering into in favor of the Company.

“Loss” or “Losses” means any and all losses, costs, Liabilities, damages, obligations, settlement payments, corrective or remedial costs, awards, judgments, fines, penalties, interest, claims, expenses (including reasonable fees of counsel or other qualified advisors) or diminution in value, including any Losses incurred as a result of such Person’s direct or indirect ownership interest in Parent or any of its Subsidiaries or parent companies.

“material adverse effect on Parent” means any change, event, effect or circumstance which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of May 31, 2011, by and among Parent, Merger Sub and the Company, as may be amended or supplemented from time to time in accordance with the terms hereof and thereof.

“NASDAQ” means The NASDAQ Global Market.

“Option” means, with respect to any Person, any security, right, subscription, warrant, option, phantom equity right, equity appreciation right, profit participation right, preemptive right or other Contract that gives the right to (i) purchase, subscribe for or otherwise receive, acquire or be issued any shares of capital stock of or other equity interests in such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of or other equity interests in such Person or (ii) receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock of or other equity interests in such Person.

“Order” means any writ, judgment, decree (including a consent decree), injunction, cease-and-desist order, monetary penalty or similar order or enforcement action of any Governmental Entity (in each case, whether preliminary or final).

“Organizational Documents” means, with respect to any Person, the certificate of incorporation, articles of incorporation, certificate of formation, bylaws, memorandum and articles of association, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement or other similar organizational documents, as applicable, of such Person, in each case, as amended.

“Parent Ordinary Shares” means ordinary shares, par value $0.001 per share, of Parent.

“Parties” means, collectively, the Consortium Members, the Investor and Parent and “Party” means any one of them.

“Permit” means all permits, licenses, franchises, exemptions, registrations, certificates, approvals, consents, exemptive orders, directed “no-action” positions or other authorizations required by applicable Law.

“Person” means any individual, general or limited partnership, limited liability company, corporation, association, joint stock company, trust, estate, joint venture, unincorporated organization, Governmental Entity or any other entity of any kind.

“Preferred Shares” means convertible preferred shares, par value $0.001 per share, of Parent.

 “Restated Parent Articles” means the Amended and Restated Memorandum and Articles of Association of Parent in a form to be agreed by the Investor and the Consortium Members.

“SEC” means the U.S. Securities and Exchange Commission, and any successor thereto.

“Securities” means, with respect to any Person, shares, debentures, stocks, bonds, notes, interests in a collective investment scheme, units, warrants, and Options in or other securities of such Person.

“Security Documents” means the security documents and instruments in the forms to be agreed by the Investor and the Consortium Members which shall reflect the material terms set forth in Annex IV hereto.

“Subsidiary” means, with respect to any Person, any other Person of which such first Person owns (either directly or indirectly) 50% or more of its stock, other equity interests or voting securities, or other voting ownership or voting interests which are sufficient to elect a majority of the board of directors (or similar governing body) of such other Person.

“Taxes” means any national, local or foreign income, alternative minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, consumption, excise, customs duties, severance, environmental, real property, personal property ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers' compensation, withholding, estimated or similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto) imposed by any Governmental Entity.

“Tax Return” means any return, report, declaration, form, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Term Facility” means the Term Facility Agreement between Pypo Holdings (HK) Company Limited, as Borrower, and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., as Lender, dated January 30, 2009, together with all consents, waivers and amendments thereto entered into prior to the date of this Agreement, and all guarantees, charge deeds, equity pledge instruments and other security documents related thereto in effect as of the date of this Agreement.

“Transaction Documents” means this Agreement, the Consortium Agreement, the Merger Agreement, the Shareholders Agreement, the Restated Parent Articles, the Convertible Bond Indenture, the Security Documents and the other ancillary agreements and documents related to the transactions contemplated by this Agreement and the Consortium Agreement.

1.2.           Other Defined Terms.  The following terms have the meanings assigned to such terms in the Sections of the Agreement set forth below opposite such term:

2011 Net Income	2.8(a)
Additional Convertible Bonds	2.9
Adjusted Preferred Shares	2.8(a)
Agreement	Preamble
Alternative Transaction	5.2(a)
Breaching Consortium Member	5.2(a)
CB Exercise Notice	2.9
Consortium Members	Preamble
Convertible Bond Closing	2.3(b)
Convertible Bond Closing Date	2.3(b)
Convertible Bond Subscription Price	2.2(b)
Company	Recitals
Deductible	8.4(e)
Dispute	9.8
Exchange Act	Recitals
Express Profit	5.2(c)
Fair Market Value	5.2(d)
HKIAC	9.8
HKIAC Rules	9.8
Investor	Preamble
Merger	Recitals
Merger Sub	Recitals
Offshore Entities	5.14
Onshore Entities	5.14
Parent	Preamble
Proportionate Pro Forma Ownership	5.9(a)
Secondary Shares	2.10
Set-Off Amount	8.6
Share Closing	2.3(a)
Share Closing Date	2.3(a)
Shareholders Agreement	2.4(f)
Share Subscription Price	2.1(b)
Third-Party Claim	8.3(a)
Transaction	Recitals
Write-Off Adjustments	2.8(c)

1.3.           Construction.  For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; (ii) references herein to “Articles,” “Sections,” “subsections” and other subdivisions, and to the Annexes and other attachments without reference to a document are to the specified Articles, Sections, subsections and other subdivisions of the Annexes and other attachments to, this Agreement; (iii) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule shall also apply to other subdivisions within a Section or subsection; (iv) the words “herein,” “hereof,” “hereunder,” “hereby” and other words of similar import refer to this Agreement as a whole and not to any particular provision; (v) the words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation”; and (vi) references herein to “$,” “dollars” or “Dollars” shall mean U.S. dollars.

ARTICLE II
SUBSCRIPTION

2.1.           Subscription of Preferred Shares by the Investor.  Subject only to the conditions set forth in Section 6.1 and Section 6.3(a):

(a)           On the Share Closing Date, Parent shall, and the Consortium Members shall cause Parent to, issue and deliver to the Investor, and the Investor shall purchase and accept from Parent, at the Share Closing, 4,893 newly-issued Preferred Shares, which shall constitute 32.85% of the total issued and outstanding shares of Parent (treating the Preferred Shares and all other issued and outstanding Securities of Parent on an as-converted basis) as of the Share Closing Date.

(b)           On the Share Closing Date, as consideration for the Preferred Shares, the Investor shall pay to Parent an aggregate purchase price of One Hundred Fifty Million Dollars ($150,000,000) (the “Share Subscription Price”).

2.2.           Subscription of Convertible Bonds by the Investor.  Subject only to the conditions set forth in Section 6.2 and Section 6.3(b):

(a)           On the Convertible Bond Closing Date, Parent shall, and the Consortium Members shall cause Parent to issue and deliver to the Investor, and the Investor shall purchase and accept from Parent, at the Convertible Bond Closing, the Convertible Bonds.

(b)           On the Convertible Bond Closing Date, as consideration for the Convertible Bonds the Investor shall pay to Parent an aggregate purchase price of One Hundred Million Dollars ($100,000,000) (“Convertible Bond Subscription Price”).

2.3.           Closing.

(a)           Subject only to the conditions set forth in Section 6.1 and Section 6.3(a), the closing of the subscription and issuance of the Preferred Shares (the “Share Closing”) shall take place at a location and time to be agreed by Parent and the Investor on the Closing Date (as defined in the Merger Agreement) of the Merger, immediately prior to the closing of the Merger, or at any earlier time, date and place as Parent and the Investor may mutually determine in writing (the “Share Closing Date”).

(b)           Subject only to the conditions set forth in Section 6.2 and Section 6.3(b), the closing of the subscription and issuance of the Convertible Bonds (the “Convertible Bond Closing”) shall take place at such time as the board of directors of Parent may determine and, in any event, no later than six (6) months following the closing of the Merger, at the same location as the Share Closing, or at such other time, date and place as Parent and the Investor may determine in writing (the “Convertible Bond Closing Date”).

2.4.           Share Closing Obligations of Parent and the Consortium Members.  Parent shall, and the Consortium Members shall cause Parent to, deliver to the Investor at the Share Closing, contemporaneously with and subject to the performance of the obligations of the Investor under Section 2.5, the items listed below:

(a)           a certified true copy of the register of members of Parent showing the Investor as the holder of the Preferred Shares being purchased by the Investor and an original Preferred Share certificate for the amount of the Preferred Shares being purchased by the Investor in the name of the Investor;

(b)           a certificate, duly executed by Parent, certifying the satisfaction of the conditions set forth in Section 6.1;

(c)           a certificate, duly executed by each of the Consortium Members, certifying that (i) the representations and warranties of the Consortium Members set forth in ARTICLE III are true and correct as of the Share Closing as if made on and as of such date and time and (ii) each Consortium Member has performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Share Closing;

(d)           a certificate, duly executed by Parent, certifying that it has performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Share Closing;

(e)           a certificate, duly executed by a director of Parent certifying (i) copies of resolutions of the board of directors of Parent approving this Agreement and the transactions contemplated hereby (including the issuance of the Preferred Shares and the Convertible Bonds and the execution and delivery of Shareholders Agreement, the Convertible Bonds Indenture and the Security Documents) and (ii) the special resolution duly executed by the shareholders of Parent adopting the Restated Parent Articles which shall be effective as of the Share Closing Date;

(f)           a copy of the Shareholders Agreement, dated the Share Closing Date, to be entered into by and among Parent, the Investor, the Consortium Members, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan, in a form to be agreed by the Investor and the Consortium Members (the “Shareholders Agreement”), duly executed by Parent, the Consortium Members and such individuals;

(g)           evidence that the persons nominated by the Investor have been appointed to Parent’s board of directors in accordance with the Shareholders Agreement effective upon completion of the Share Closing;

(h)           opinions of counsel to Parent and parties to the Security Documents, dated as of the Share Closing Date, in the forms reasonably acceptable to Investor, which shall include the opinions described in Annex III;

(i)           the Security Documents duly executed by Parent, the Consortium Members and the other parties thereto (other than the Investor); and

(j)           such other documents and instruments as set forth herein or as the Investor may reasonably request.

2.5.           Share Closing Obligations of the Investor.  The Investor shall deliver to Parent at the Share Closing, contemporaneously with and subject to the performance of the obligations of Parent and the Consortium Members under Section 2.4, the items listed below:

(a)           payment of the Share Subscription Price in immediately available funds in U.S. Dollars, paid to such account as designated by Parent in writing at least three (3) Business Days prior to the Share Closing Date;

(b)           a certificate, duly executed by the Investor, certifying that (i) the representations and warranties of the Investor set forth in ARTICLE IV are true and correct as of the Share Closing as if made on and as of such date and time and (ii) the Investor has performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Share Closing;

(c)           a copy of the Shareholders Agreement, duly executed by the Investor; and

(d)           such other documents and instruments as set forth herein or as Parent may reasonably request.

2.6.           Convertible Bond Closing Obligations of Parent and the Consortium Members.  Parent shall, and the Consortium Members shall cause Parent to, deliver to the Investor at the Convertible Bond Closing, contemporaneously with and subject to the performance of the obligations of the Investor under Section 2.7, the items listed below:

(a)           a certificate, duly executed by Parent, certifying the satisfaction of the conditions set forth in Section 6.2;

(b)           a copy of the Convertible Bonds Indenture, duly executed by the parties thereto, in a form to be agreed by the Investor and the Consortium Members;

(c)           a copy of the global certificate representing the Convertible Bonds in a form to be agreed by the Investor and the Consortium Members;

(d)           a copy of the order to the trustee under the Indenture, duly executed by Parent and such trustee, in a form to be agreed by the Investor and the Consortium Members;

(e)           a copy of the certificate to the trustee under the Indenture, duly executed by Parent, in a form to be agreed by the Investor and the Consortium Members; and

(f)           such other documents and instruments as set forth herein or as the Investor may reasonably request.

2.7.           Convertible Bond Closing Obligations of the Investor.  The Investor shall deliver to Parent at the Convertible Bond Closing, contemporaneously with and subject to the performance of the obligations of Parent and the Consortium Members under Section 2.6, the items listed below:

(a)           payment of the Convertible Bond Subscription Price in immediately available funds in U.S. Dollars, paid to such account as designated by Parent in writing at least three (3) Business Days prior to the Convertible Bond Closing Date; and

(b)           such other documents and instruments as set forth herein or as Parent may reasonably request.

2.8.           Adjustments.

(a)           In the event that net income attributable to the Company, as set forth in the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2011 (which shall be accompanied by an unqualified audit report by the Company’s auditors) and calculated on a basis consistent with the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2010 as adjusted to exclude any extraordinary or non-recurring items (“2011 Net Income”), is less than $40,000,000, the aggregate number of Preferred Shares to be issued to the Investor pursuant to this Agreement shall be increased to a number of Preferred Shares (the “Adjusted Preferred Shares”) that would represent a percentage of the issued and outstanding Parent Ordinary Shares immediately following the Share Closing (treating all Preferred Shares and all other issued and outstanding Securities of Parent on an as-converted basis) equal to (i) the Share Subscription Price divided by (ii) the product of 2011 Net Income multiplied by 10.28.  For the avoidance of doubt, any Write-Off Adjustments shall be treated as non-recurring items for purposes of this Section 2.8(a).

(b)           If the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2011 are available prior to the Share Closing Date, the number of Preferred Shares to be issued to the Investor at the Share Closing pursuant to Section 2.1 shall equal the Adjusted Preferred Shares.  If such financial statements are not available prior to the Share Closing Date, Parent will issue additional Preferred Shares to the Investor within thirty (30) days following such financial statements becoming available equal to the difference between the Adjusted Preferred Shares and the number of Preferred Shares issued to the Investor at the Share Closing.  In the event of any adjustment pursuant to this Section 2.8, the Parties shall make corresponding adjustments to Annex I.

(c)           As soon as practicable, and in any event no later than ten (10) Business Days after the closing of the Merger, Parent shall refund to the Investor a portion of the Share Subscription Price in cash in U.S dollars equal to the sum of (i) the amount, if any, of (x) accounts receivable (less allowance for doubtful accounts as set forth in the specific line item in the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2011 (which shall be accompanied by an unqualified audit report by the Company’s auditors) and calculated on a basis consistent with the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2010, except that any allowance for doubtful accounts or write-offs related to accounts receivable, in each case, arising or recorded after December 31, 2010 and on or prior to June 30, 2011 (“Write-Off Adjustments”) shall not be taken into account or reduce the amount of accounts receivable pursuant to this clause (x)) and (y) receivable from a vendor (each as set forth in the specific line item bearing the same name in the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2011 (which shall be accompanied by an unqualified audit report by the Company’s auditors) and calculated on a basis consistent with the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2010) of the Company or any of its Subsidiaries as of March 31, 2011 that are overdue by 120 days or more (or, with respect to the accounts listed on Schedule 2.8(c), 180 days or more) as of such date that shall not have been collected on or prior to the closing of the Merger, plus (ii) without duplication, the difference, if positive, between (A) the amount of (x) accounts receivable (less allowance for doubtful accounts as set forth in the specific line item in the audited consolidated financial statements of the Company for the fiscal quarter ended June 30, 2011 (which shall be accompanied by an unqualified audit report by the Company’s auditors) and calculated on a basis consistent with the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2010, except that any Write-Off Adjustments shall not be taken into account or reduce the amount of accounts receivable pursuant to this clause (x)) and (y) receivable from a vendor (each as set forth in the specific line item bearing the same name in the unaudited consolidated financial statements of the Company for the fiscal quarter ended June 30, 2011, and calculated on a basis consistent with the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2010) of the Company or any of its Subsidiaries as of June 30, 2011 that are overdue by 120 days or more (or, with respect to the accounts listed on Schedule 2.8(c), 180 days or more) as of such date that shall not have been collected on or prior to the closing of the Merger minus (B) RMB 100,000,000.

2.9.           Option to Purchase Convertible Bonds.  At any time on or prior to the fifth anniversary of  the Share Closing Date with written notice to Parent (the “CB Exercise Notice”), the Investor shall have the option to purchase, or cause one or more designees to purchase, from Parent up to an additional $80,000,000 aggregate principal amount of convertible bonds (the “Additional Convertible Bonds”) in addition to, and on the same terms as, the Convertible Bonds to which the Investor will subscribe and purchase at the Convertible Bond Closing pursuant to this Agreement (except that (a) the maturity of the Additional Convertible Bonds shall be three (3) years from the date of issue of the Additional Convertible Bonds and (b) the initial conversion price of the Additional Convertible Bonds shall be the conversion price of the Convertible Bonds at the time of issuance of the Additional Convertible Bonds or, if no Convertible Bonds are outstanding at the time of such issuance, the initial conversion price of the Additional Convertible Bonds shall be the last effective conversion price of the Convertible Bonds as adjusted for any anti-dilution events that may have occurred after the date on which no Convertible Bonds become outstanding), for the purpose of providing additional capital to the Company. The Additional Convertible Bonds shall be issued by Parent to the Investor (or its designee(s)) as soon as practicable following receipt by Parent of the CB Exercise Notice pursuant to an indenture substantially the same in form and substance as the Convertible Bond Indenture.  Parent shall make the representations and warranties set forth in Sections 3.1 through 3.4, mutatis mutandis, in the definitive agreement relating to the subscription and issuance of such Additional Convertible Bonds and deliver to the Investor (or its designee(s)) opinions of counsel to Parent, dated as of the closing date of the subscription and issuance of the Additional Convertible Bonds, in the forms reasonably acceptable to Investor, which shall include the opinions described in Annex III.

2.10.           Sale and Purchase of Secondary Shares.  Following the closing of the Merger, the Founders and GM shall be entitled to sell up to an aggregate number of Parent Ordinary Shares equivalent to 9,000,000 shares of the Company at a price per share not to exceed $7.10 per share of the Company (the “Secondary Shares”) to one or more third parties upon the prior written approval of the Investor (such approval not be unreasonably conditioned, withheld, or delayed), subject to Schedule 2.10; provided, that such third parties shall, prior to or contemporaneously with the closing of the sale and purchase of the Secondary Shares, execute a joinder agreement to be bound by the Shareholders Agreement and other agreements or instruments as may be contemplated under the Shareholders Agreement (which joinder agreement and other agreements or instruments shall be in form and substance reasonably satisfactory to the Investor, the Founders and GM). Upon the consummation of any such sale of Secondary Shares in accordance with this Section 2.10, the Parties will amend Annex I accordingly.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE CONSORTIUM MEMBERS

Each Consortium Member hereby, severally and not jointly, represents and warrants to the Investor that the statements contained in this ARTICLE III are true and correct as of the date hereof and will be true and correct as of the Share Closing Date and the Convertible Bond Closing Date:

3.1.           Organization, Qualification and Power.

(a)           Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has full power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted.  Each of Parent and Merger Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, as applicable, in each jurisdiction where the character of the assets or properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any failure to be so qualified which would not have, individually or in the aggregate, (i) a material adverse effect on its ability to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents or (ii) a material adverse effect on Parent.  Each of Parent and Merger Sub has heretofore made available to the Investor complete and correct copies of its Organizational Documents.  Each of Parent and Merger Sub’s Organizational Documents are in full force and effect and no other Organizational Documents are applicable to or binding upon Parent or Merger Sub.  Neither of Parent or Merger Sub is in violation of any of the provisions of its Organizational Documents.

(b)           It is an entity duly formed, validly existing and in good standing under the laws of its jurisdiction of organization and has full power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted.  It is duly qualified or licensed as a foreign corporation to do business, and is in good standing, as applicable, in each jurisdiction where the character of the assets or properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any failure to be so qualified which would not have, individually or in the aggregate, a material adverse effect on its ability to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents.  It is not in violation of any of the provisions of its Organizational Documents.

3.2.           Authorization.  Each of Parent and such Consortium Member has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Parent and such Consortium Member of this Agreement, each of the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by its board of directors and, if required, the shareholders of Parent or such Consortium Member, as applicable, and no other action is required on the part of Parent or such Consortium Member in connection with the execution, delivery or performance of this Agreement or the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby.  This Agreement has been, and the other Transaction Documents to which it is a party will be, duly executed and delivered by Parent and such Consortium Member and, assuming the due authorization, execution and delivery hereof and thereof by the other parties, this Agreement constitutes, and upon execution thereof, each of the other Transaction Documents to which it is a party will constitute, the valid and legally binding obligation of Parent and such Consortium Member, enforceable against Parent and such Consortium Member in accordance with their respective terms, except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affective creditors’ rights generally or general equitable principles.

3.3.           Noncontravention; Governmental Approvals.

(a)           Neither the execution, delivery or performance of this Agreement or any of the other Transaction Documents by Parent, Merger Sub nor such Consortium Member nor the consummation of the transactions by Parent, Merger Sub or such Consortium Member contemplated hereby or thereby will, with or without notice or lapse of time or both, (i) violate any provision of the Organizational Documents of Parent, Merger Sub or any Consortium Member, (ii) violate any Law or Order or other restriction of any Governmental Entity to which Parent, Merger Sub or such Consortium Member or any of their respective assets or properties is subject, (iii) give rise to any preemptive or similar rights on behalf of any Person or (iv) conflict with, result in a breach of, constitute a default under, result in the acceleration of any right or obligation under, create in any party the right to accelerate, terminate, modify, cancel or require any consent, notice or other action under or result in the creation of a Lien on any of such assets or properties under, any Contract or Permit to which Parent, Merger Sub or such Consortium Member is a party or by which Parent or any of its Subsidiaries or such Consortium Member is bound or to which Parent, Merger Sub or such Consortium Member or any of their respective assets or properties may be subject, except in the case of (iv) for conflicts, breaches, defaults, accelerations or creations which would not reasonably be expected to have, individually or in the aggregate, (x) a material adverse effect on Parent or (y) a material adverse effect on Parent’s, Merger Sub’s or such Consortium Member’s ability to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents.

(b)           The execution and delivery by Parent and such Consortium Member of this Agreement and the other Transaction Documents to which it is a party do not and will not, and the performance by Parent and such Consortium Member of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby will not, require any Permit of, or filing with or notification to, any Governmental Entity.

3.4.           Capitalization; Ownership.

(a)           As of the date of this Agreement and as of the Share Closing Date, immediately prior to the Share Closing, (i) the authorized share capital of Parent consists solely of 50,000,000 Parent Ordinary Shares, and the authorized share capital of Merger Sub consists solely of 50,000,000 ordinary shares, par value $0.001 per share, (ii) there are 10,000 issued and outstanding Parent Ordinary Shares, which are held by the Persons and in the numbers listed in Annex I, and no other issued or outstanding Securities of Parent, and (iii) there is 1 issued and outstanding ordinary share, par value $0.001 per share, of Merger Sub, which is held by Parent, and no other issued or outstanding Securities of Merger Sub.

(b)           Annex I sets forth (i) all of the Securities of Parent which shall be issued and outstanding as of the Share Closing Date immediately following the Share Closing and, subject to any sales of Secondary Shares in accordance with Section 2.10, the owners of each of such Securities and (ii) all of the Securities of Parent which shall be issued and outstanding as of the Convertible Bond Closing Date immediately following the Convertible Bond Closing and the owners of each of such Securities.  Except as set forth in Annex I, no Securities of Parent shall be issued or outstanding as of the Share Closing Date immediately following the Share Closing or as of the Convertible Bond Closing Date immediately following the Convertible Bond Closing, as applicable.

(c)           All of the issued and outstanding Securities of Parent and Merger Sub are and, following each of the Share Closing and the Convertible Bond Closing, will be duly authorized, fully paid and non-assessable and have been validly issued in compliance with all applicable Laws and free and clear of any and all Liens, and have not been issued in violation of any preemptive, subscription or similar rights of any other Person.  No other Securities of Parent or Merger Sub are issued or outstanding.  Other than the Preferred Shares and the Convertible Bonds to be issued pursuant to this Agreement, there are no outstanding Options with respect to Parent or Merger Sub or Contracts to issue Options with respect to Parent or Merger Sub.  There are no obligations, contingent or otherwise, of Parent or Merger Sub to repurchase, redeem or otherwise acquire any shares of, membership interests in or other equity interests in Parent or Merger Sub, as applicable, and there are no rights plans affecting Parent or Merger Sub.

(d)           Other than the Consortium Agreement and, as of the Convertible Bond Closing Date, the Shareholders Agreement, except for any agreements related to any sales of Secondary Shares in accordance with Section 2.10 which have been previously approved by the Investor (such approval not to be unreasonably conditioned, withheld or delayed), (i) there are no voting trusts, registration rights agreements, member or equity holder agreements or similar Contracts or understandings to which Parent, Merger Sub, such Consortium Member or any of their respective Affiliates is a party or is bound with respect to any Securities of Parent or Merger Sub, the voting thereof or the nomination of managers or directors thereof, and (ii) there are no Contracts to which Parent, Merger Sub, such Consortium Member or any of their respective Affiliates is a party or is bound, that place any restriction of any kind upon the transfer of any Securities of Parent or Merger Sub or any Option with respect to any Securities of Parent or Merger Sub.

(e)           Neither Parent nor Merger Sub has any indebtedness for borrowed money (or guarantees of any indebtedness for borrowed money of any other Person), except for the Convertible Bonds as of the Convertible Bond Closing Date.

(f)           As of the date of this Agreement and as of the Share Closing Date, (i) it is the record and beneficial owner of all Securities of the Company listed opposite its name in Annex II, free and clear of all Liens, and (ii) such Securities represent all of the Securities of the Company or any Subsidiary thereof owned directly or indirectly by it.

(g)           As of the Share Closing Date, the Preferred Shares have been duly authorized by all necessary corporate action of Parent.  When issued and sold against receipt of the Share Subscription Price therefor, the Preferred Shares will be validly issued, fully paid and nonassessable and will not be subject to any preemptive or similar rights or other Liens (other than those placed thereon by or on behalf of the Investor).  When the Convertible Bonds are executed, authenticated and issued in accordance with the terms of the Convertible Bonds Indenture and delivered to and paid for by the Investor pursuant to this Agreement at the Convertible Bonds Closing (assuming due authentication of the Convertible Bonds by the trustee under the Convertible Bonds Indenture), the Convertible Bonds will constitute a legally valid and binding obligations of Parent, entitled to the benefits of the Convertible Bonds Indenture and enforceable against Parent in accordance with their terms, except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally or general equitable principles.

3.5.           Operations; Subsidiaries.  Parent and Merger Sub have been formed by or on behalf of the Consortium Members and Parent, respectively, solely for the purpose of engaging in the transactions contemplated by this Agreement and the other Transaction Documents and on and prior to the Share Closing Date will have engaged in no other business activities, will have incurred no Liabilities or obligations and will not be a party or subject to any Contract, in each case, other than as expressly contemplated herein and therein.  Parent and Merger Sub do not own, on record or beneficially, any equity or similar interest in, or any interest convertible or exchangeable for any equity or similar interest in, any Person, except that Parent owns 100% of the equity interests of Merger Sub, free and clear of all Liens, and, if the transactions contemplated by the Merger Agreement are consummated on the terms set forth therein, Parent will own 100% of the equity interests of the Surviving Corporation (as defined in the Merger Agreement) pursuant to the Merger.

3.6.           Taxes.  Neither Parent nor Merger Sub has ever been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return.  Each of Parent and Merger Sub is treated as a corporation for U.S. federal income tax purposes.

3.7.           Brokers’ Fees.  Except for Citigroup Global Markets (the engagement letter of which has been previously disclosed to the Investor), no agent, broker, finder, investment banker, financial advisor or other Person will be entitled to any fee, commission or other compensation in connection with any of the transactions contemplated by this Agreement on the basis of any act, arrangement or statement made by Parent, Merger Sub, such Consortium Member or any of their Affiliates or any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of Parent, Merger Sub, such Consortium Member or any such Affiliate.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor represents and warrants to Parent and the Consortium Members that the statements contained in this ARTICLE IV are true and correct as of the date hereof and will be true and correct as of the Share Closing Date and the Convertible Bond Closing Date:

4.1.           Organization.  The Investor is a limited partnership duly organized, validly existing, and in good standing under the Laws of the Cayman Islands and has full power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted.  The Investor is duly qualified or licensed to do business and is in good standing, as applicable, in each jurisdiction where the character of the assets or properties owned, leased or otherwise held and operated by it or the nature of its activities makes such qualification or licensing necessary, except for any failure to be so qualified which would not have, individually or in the aggregate, a material adverse effect on the Investor’s ability to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents.

4.2.           Authorization.  The Investor has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by the Investor of this Agreement, each of the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action.  This Agreement has been, and each of the other Transaction Documents to which it is a party will be, duly executed and delivered by the Investor and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto, this Agreement constitutes, and upon execution thereof, each of the other Transaction Documents to which it is a party will constitute, the valid and legally binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affective creditors’ rights generally or general equitable principles.

4.3.           Noncontravention; Governmental Approvals.

(a)           Neither the execution, delivery or performance of this Agreement or any of the other Transaction Documents by the Investor nor the consummation of the transactions by the Investor contemplated hereby or thereby will, with or without notice or lapse of time or both, (i) violate any provision of the Organizational Documents of the Investor, (ii) violate any Law or Order or other restriction of any Governmental Entity to which the Investor is subject, (iii) give rise to any preemptive or similar rights on behalf of any Person or (iv) conflict with, result in a breach of, constitute a default under, result in the acceleration of any right or obligation under, create in any party the right to accelerate, terminate, modify, cancel or require any consent, notice or other action under or result in the creation of a Lien on any of such assets or properties under, any Contract or Permit to which the Investor is a party or by which the Investor is bound or to which the Investor or any of its assets or properties may be subject.

(b)           The execution and delivery by the Investor of this Agreement and the other Transaction Documents to which it is a party do not and will not, and the performance by the Investor of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby will not, require any Permit of, or filing with or notification to, any Governmental Entity.

4.4.           Brokers’ Fees.  No agent, broker, finder, investment banker, financial advisor or other Person will be entitled to any fee, commission or other compensation in connection with any of the transactions contemplated by this Agreement on the basis of any act, arrangement or statement made by the Investor, any of its Affiliates or any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of the Investor or any such Affiliate.

4.5.           Purchase Entirely for Own Account.  This Agreement is made with the Investor in reliance upon the Investor’s representation, which by the Investor’s execution of this Agreement the Investor hereby confirms, that the Preferred Shares, the Convertible Bonds and any Parent Ordinary Shares issuable upon conversion of the Preferred Shares or the Convertible Bonds will be acquired for investment for the Investor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of any applicable Laws, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same, except as otherwise specifically contemplated by this Agreement.

4.6.           Sufficient Funds. The Investor has uncalled capital commitments or otherwise has available to it funds in excess of the sum of the Share Subscription Price and the Convertible Bond Subscription Price plus the aggregate amount of all other commitments and obligations it currently has outstanding.

ARTICLE V
COVENANTS

5.1.           Consortium Agreement Compliance and Other Covenants.  Each Consortium Member agrees for the benefit of the Investor that it shall comply with the terms of the Consortium Agreement and, without limitation of the foregoing, further covenants and agrees for the benefit of the Investor that it shall:

(a)           have all of the Securities of the Company held by it cancelled in the Merger pursuant to the Merger Agreement for zero consideration, and subscribe for such number of newly-issued Parent Ordinary Shares for par value in cash as set forth in Annex I;

(b)           use reasonable best efforts to negotiate in good faith and agree upon the Shareholders Agreement, Restated Parent Articles, Convertible Bond Indenture, Security Documents and any ancillary documents necessary or advisable in connection therewith;

(c)           use reasonable best efforts to work together in good faith with the other Consortium Members and the Investor to consummate the Transaction and the transactions contemplated by this Agreement, including entering into and delivering each of the Transaction Documents and any ancillary documents necessary or advisable in connection with the Transaction or the transactions contemplated by this Agreement, and preparing and filing all required reports, schedules and filings with the SEC and other Governmental Entities;

(d)           cause Parent and Merger Sub to comply with the Merger Agreement and use reasonable best efforts to satisfy all of the conditions to closing for the Company’s benefit set forth in the Merger Agreement; and

(e)           cooperate in good faith with the other Consortium Members and the Investor in connection with the Transaction and the transactions contemplated by this Agreement, including by (i) sharing all information reasonably necessary to evaluate any changes in the Company or its business, assets, liabilities, properties, operations, condition (financial or otherwise) or prospects after the date of this Agreement; (ii) providing to the Investor all information required concerning such Consortium Member or any other matter relating to such Consortium Member in connection with the Transaction and any other information one Consortium Member or the Investor may require in respect of any other Consortium Member or its Affiliates for inclusion in the Transaction Documents, any ancillary documents necessary or advisable in connection with the Transaction or the transactions contemplated by this Agreement, or any required reports, schedules or filings with the SEC or other Governmental Entities; (iii) providing timely responses to requests by one another for information, so as to meet the timeframes and deadlines under the Consortium Agreement, this Agreement and applicable Laws; and (iv) applying the level of resources and expertise that each Consortium Member considers is necessary and appropriate to meet its obligations under the Consortium Agreement and this Agreement.

5.2.           Third Party Transactions; Remedy.

(a)           If any Consortium Member breaches its obligations under Section 5.1 hereof  as a result of a breach by such Consortium Member of any of the covenants contained in Section 6.1 or 6.2 of the Consortium Agreement (any such Consortium Member, a “Breaching Consortium Member”), the Merger Agreement is terminated and the Company enters into any Alternative Acquisition Agreement (as defined in the Merger Agreement) or consummates a transaction pursuant to an Alternative Acquisition Agreement on or prior to the first anniversary of such termination of the Merger Agreement, then each Breaching Consortium Member shall, upon Investor’s demand, pay to the Investor an amount in cash equal to 100% of the Excess Profit (as defined below), if any, paid or payable to such Breaching Consortium Member in connection with any transaction consummated pursuant to an Alternative Acquisition Agreement entered into on or prior to the first anniversary of such termination of the Merger Agreement (any such transaction, an “Alternative Transaction”).

(b)           If some or all of the consideration paid or payable to the Consortium Member in connection with an Alternative Transaction consists of non-cash consideration, then the Investor may elect to receive (i) a portion of the Excess Profit of such Consortium Member in the form of such non-cash consideration up to the same proportion as such non-cash consideration bears to the total consideration paid or payable to such Consortium Member based on the Fair Market Value (as defined below) of such non-cash consideration on the date of consummation of the Alternative Transaction and the remainder of the Excess Profit in cash or (ii) 100% of the Excess Profit in the form of cash based on the Fair Market Value of such non-cash consideration on the date of consummation of the Alternative Transaction.  Any payment of Excess Profit under this Section 5.2 must be paid within three (3) Business Days following consummation of the Alternative Transaction and shall (x) if paid in cash, be paid by wire transfer of same day funds in U.S. dollars to an account designated by the Investor and (y) if paid through a transfer of non-cash consideration, be paid through delivery of such non-cash consideration to the Investor, suitably endorsed for transfer.

(c)           For purposes of this Section 5.2, the “Excess Profit” of any Breaching Consortium Member from any Alternative Transaction shall equal, if positive, (i) the aggregate consideration paid or payable to the Breaching Consortium Member pursuant to, or in connection with, such Alternative Transaction (including any additional compensation, benefits or other consideration paid or payable to such Breaching Consortium Member which is contingent upon the consummation of such Alternative Transaction), valuing any non-cash consideration (including any residual or rollover direct or indirect interest in the Company retained immediately following consummation of such Alternative Transaction) at its Fair Market Value on the date of consummation of such Alternative Transaction, less (ii) the product of the Merger Consideration (as defined in the Merger Agreement) multiplied by the number of shares of the Company held by the Breaching Consortium Member as of the date of the consummation of such Alternative Transaction.

(d)           For purposes of this Section 5.2, the “Fair Market Value” of any non-cash consideration consisting of:  (i) securities listed on a national securities exchange shall be equal to the average closing price per share of such security as reported on such exchange for the ten trading days prior to the date of determination; and (ii) consideration which is other than securities of the form specified in clause (i) above shall be determined in good faith by the Investor and the Breaching Consortium Members, or, if the Investor and the Breaching Consortium Members cannot reach agreement, by a internationally recognized independent valuation firm mutually agreed upon by the Investor and the Consortium Members within three (3) Business Days of the event requiring selection of such banking firm; provided that the reasonable and customary fees and expenses of such investment banking firm shall be borne by the Breaching Consortium Members.  The determination of the Fair Market Value of any non-cash consideration by the investment banking firm shall be binding upon the Investor and the Breaching Consortium Members.

5.3.           Investor Covenant.  Investor covenants and agrees for the benefit of the Consortium Members that it shall use reasonable best efforts to negotiate in good faith and agree upon the Shareholders Agreement, Restated Parent Articles, Convertible Bond Indenture, Security Documents and any ancillary documents necessary or advisable in connection therewith.

5.4.           Amendments to Consortium Agreement.  Each Consortium Member agrees for the benefit of the Investor that, without the prior written consent of the Investor (which consent shall not be unreasonably conditioned, withheld or delayed), it shall not agree to, enter into, grant or approve (a) any termination of the Consortium Agreement, (b) any amendment or modification of the Consortium Agreement, (c) any extension of time for performance of any obligations or acts under the Consortium Agreement or (d) any waiver of (i) any inaccuracies of representations or warranties in the Consortium Agreement or any document delivered in connection therewith, (ii) any failure to comply with or perform any obligations or covenants under the Consortium Agreement or (iii) any breach of any other provision of the Consortium Agreement.  In the event that any Consortium Member is requested to participate in any discussions regarding any of the foregoing matters, the Consortium Members shall notify the Investor of such request, and the Investor shall have the right to participate in such discussions.

5.5.           Actions Related to the Merger Agreement.  Each Consortium Member agrees for the benefit of the Investor that, without the prior written consent of the Investor (which consent shall not be unreasonably conditioned, withheld or delayed), it shall not permit or cause Parent or Merger Sub to agree to, enter into, grant or approve (a) any termination of the Merger Agreement, (b) any amendment or modification of the Merger Agreement, (c) any extension of time for performance of any obligations or acts under the Merger Agreement or (d) any waiver of (i) any inaccuracies of representations or warranties in the Merger Agreement or any document delivered in connection therewith, (ii) any failure to comply with or perform any obligations or covenants under the Merger Agreement, (iii) any of the other conditions precedent to the obligations of Parent and Merger Sub under the Merger Agreement (other than the condition precedent related to Dissenter Shares (as defined in the Merger Agreement) set forth in Section 7.2(e) of the Merger Agreement) or (iv) any breach of any other provision of the Merger Agreement.   In the event that the Company requests that Parent, Merger Sub or any Consortium Member participate in any discussions regarding any of the foregoing matters, the Consortium Members shall notify the Investor of such request, and the Investor shall have the right to participate in such discussions.  In addition, prior to consummating the Merger, Parent shall obtain, and the Consortium Members shall cause Parent to obtain, the Investor’s agreement in writing that the conditions to the closing contained in the Merger Agreement have been satisfied.

5.6.           Amendments to Limited Guaranties.  Each Consortium Member and the Investor agrees for the benefit of the other Parties that it shall not agree to, enter into, grant or approve any amendment or modification of the Limited Guaranty to which such Consortium Member or the Investor, as applicable, is a party.

5.7.           Litigation.  Parent shall notify the Investor in writing of any Action or dispute arising in connection with the Merger Agreement, and the Investor shall have the right to participate in decisions regarding the defense and control of any such Action or dispute.  In addition, Parent shall obtain, and the Consortium Members shall cause Parent to obtain, the Investor’s written consent prior to Parent, Merger Sub or any Consortium Member approving, proposing or agreeing to any settlement or compromise of any Action or dispute arising in connection with the Merger Agreement.

5.8.           Efforts.  Each of the Parties hereto, as promptly as practicable, shall make, or cause to be made, all SEC filings and other filings, notices and submissions under Laws applicable to it, or to its Subsidiaries or Affiliates, as may be required in connection with the transactions contemplated by the Transaction Documents, and shall use its commercially reasonable efforts to obtain, or cause to be obtained, any authorizations, approvals, consents and waivers from any Governmental Entities necessary or advisable to be obtained by it, or its Subsidiaries or Affiliates, in connection with the transactions contemplated by the Transaction Documents.  Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine or similar privilege, each of the Investor, on the one hand, and Parent, Merger Sub and the Consortium Members, on the other hand, shall have the right to review and comment on in advance, and to the extent practicable will consult with one another on, all the information relating to such Party or Parties, that appear in any filing made with, or written materials submitted to, the SEC or any other Governmental Entity in connection with the transactions contemplated by the Transaction Documents.  In exercising the foregoing right, each Party shall cooperate and act reasonably and as promptly as practicable.

5.9.           Expenses.

(a)           In the event of termination of the Merger Agreement in which Parent realizes any value (in the form of a termination fee, expense reimbursement, damages or otherwise), the Investor, on the one hand, and the Consortium Members, on the other hand, shall be entitled to share in such realized value pro rata in accordance with their proposed respective aggregate pro forma fully-diluted equity ownership in Parent as set forth in the last column in Annex I hereto (“Proportionate Pro Forma Ownership”).

(b)           In the event of termination of the Merger Agreement in which a reverse termination fee or other amount (including any expense reimbursement by Parent to the Company) is payable by Parent to the Company, the Investor, on the one hand, and the Consortium Members, on the other hand, shall be responsible for such payment on a pro rata basis in accordance with their respective Proportionate Pro Forma Ownership; provided that, notwithstanding the Limited Guaranties that the Investor and the Consortium Members have provided to the Company, if the sole reason that Parent is obligated to pay a reverse termination fee or other amount (including any expense reimbursement by Parent to the Company) to the Company in accordance with the Merger Agreement is a breach by the Investor of its obligations under this Agreement to fund the Share Subscription Price at the Share Closing in accordance with the terms and subject to the conditions hereof, and none of the Consortium Members is in breach of its obligations under the Consortium Agreement or this Agreement (as mutually determined in good faith (and agreed in writing) by the Investor and the Consortium Members or finally determined in accordance with Section 9.8), the Investor shall have sole responsibility for payment of such reverse termination fee and other amount (including any expense reimbursement by Parent to the Company) to the Company in accordance with the Merger Agreement.

(c)           Notwithstanding the Limited Guaranties that the Investor, the Consortium Members and certain other parties have provided to the Company, if the Transaction is not eventually consummated without any breach by any Consortium Member of the Consortium Agreement or this Agreement and without any breach by the Investor of this Agreement, the Investor, on the one hand, and the Consortium Members, on the other hand, agree to share, on a pro rata basis in accordance with their respective Proportionate Pro Forma Ownership, fees and out-of-pocket expenses payable by them in connection with the Transaction (other than (i) fees and costs incurred by a Consortium Member requiring separate representation as contemplated by clause 2.3(d) of the Consortium Agreement (which shall be paid by such Consortium Member) and (ii) the fees and costs incurred by a Consortium Member to obtain internal approvals as contemplated by clause 3.1 of the Consortium Agreement or waivers and consents applicable solely to a Consortium Member as contemplated by clause 3.2 of the Consortium Agreement (which shall be paid by such Consortium Member)) incurred prior to the termination of the Consortium Agreement, including any fees and expenses payable to advisors appointed by the Consortium Members under clause 2.3 of the Consortium Agreement or by the Consortium Members or the Investor and incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction (whether or not incurred prior to any termination of the Consortium Agreement).

(d)           Notwithstanding the Limited Guaranties that the Investor, the Consortium Members and certain other parties have provided to the Company, if the Transaction is not consummated due to the unilateral breach by the Investor, on the one hand, or one or more Consortium Members, on the other hand (as mutually determined in good faith (and agreed in writing) by the Investor and the Consortium Members or finally determined in accordance with Section 9.8), either the Investor or such Consortium Members, as applicable, shall be responsible for all fees and out-of-pocket expenses of the Parties related to the Transaction including, but not limited to, the legal fees of counsel and costs associated with the incorporation and maintenance of the registration of Parent with the Registrar of Companies in the Cayman Islands.

(e)           Notwithstanding the Limited Guaranties that the Investor, the Consortium Members and certain other parties have provided to the Company, if the Transaction is not consummated due to a breach by the Investor and one or more Consortium Members (as mutually determined in good faith (and agreed in writing) by the Investor and the Consortium Members or finally determined in accordance with Section 9.8), the Investor, on the one hand, and such breaching Consortium Members, on the other hand, shall be responsible, on a pro rata basis in accordance with the Proportionate Pro Forma Ownership of the Investor, on the one hand, and the aggregate Proportionate Pro Forma Ownership of all such breaching Consortium Members, on the other hand, for all fees and out-of-pocket expenses of the Parties related to the Transaction including, but not limited to, the legal fees of counsel and costs associated with the incorporation and maintenance of the registration of Parent with the Registrar of Companies in the Cayman Islands.

(f)           If the Transaction is consummated, Parent shall reimburse each of the Consortium Members and the Investor for all fees and out-of-pocket expenses payable by them in connection with the Transaction (other than (i) fees and costs incurred by a Consortium Member requiring separate representation as contemplated by clause 2.3(d) of the Consortium Agreement (which shall be paid by such Consortium Member) and (ii) the fees and costs incurred by a Consortium Member to obtain internal approvals as contemplated by clause 3.1 of the Consortium Agreement or waivers and consents applicable solely to a Consortium Member as contemplated by clause 3.2 of the Consortium Agreement (which shall be paid by such Consortium Member)), including any fees and expenses payable to advisors appointed by the Consortium Members under clause 2.3 of the Consortium Agreement or by the Consortium Members or the Investor and incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction (whether or not incurred prior to any termination of the Consortium Agreement).

5.10.           Additional Investors.  The Investor shall have the right, exercisable at its sole option, to seek potential investors to purchase a portion of the Preferred Shares, Convertible Bonds and/or Additional Convertible Bonds.  In the event one more such investors are identified prior to or following the Share Closing, the Investor shall have the right to assign a portion of its rights, interests and obligations to such investors in accordance with Section 9.5. Upon the consummation of any such assignment and purchase by such assignee, the Parties will amend Annex I accordingly.

5.11.           Use of Proceeds.  Parent and each Consortium Member hereby acknowledge and agree that:

(a)           The proceeds received by Parent as a result of payment by the Investor of the Share Subscription Price shall be used by Parent to pay (i) the Merger Consideration (as defined in the Merger Agreement) in accordance with the Merger Agreement, (ii) amounts payable in respect of Company Options, Company Warrants and Company Unit Options (each as defined in the Merger Agreement) in accordance with Section 2.2 of the Merger Agreement, (iii) amounts payable in respect of Dissenters Shares  (as defined in the Merger Agreement) in accordance with Section 2.6 the Merger Agreement and (iv) costs and expenses related thereto or otherwise incurred in connection with the consummation of the Transaction.  Any such proceeds remaining following the payment of the amounts described in the foregoing sub-clauses (i) through (iv) shall be used by Parent for its general corporate purposes after consummation of the Transaction, and shall not be disbursed without the consent of the Investor.

(b)           The proceeds received by Parent as a result of payment by the Investor of the Convertible Bond Subscription Price shall be used by Parent for its general corporate purposes after consummation of the Transaction, and shall not be disbursed without the consent of the Investor.

5.12.           Conversion Shares.  Parent shall ensure that any and all Parent Ordinary Shares to be issued to the holder(s) of the Convertible Bonds upon conversion of the Convertible Bonds in accordance with the terms of the Convertible Bonds Indenture will be validly issued, fully paid and nonassessable and will not be subject to any preemptive or similar rights or other Liens (other than those placed thereon by or on behalf of the holder of the Convertible Bonds).

5.13.           Security Arrangements. Each Consortium Member agrees to execute and deliver, or cause to be executed and delivered, and, if applicable, record or cause to be recorded, to Investor, at such Consortium Member’s expense, such certificates, instruments and documents as required under the Security Documents and take such further actions as Investor may reasonably request for the purpose of obtaining or preserving the full benefits of the Security Documents and the secured obligations and of the rights and powers therein or with respect thereto.

5.14.           Term Facility. Without the prior written consent of the Investor (which consent shall not be unreasonably conditioned, withheld, or delayed), the Consortium Members shall not agree or enter into, or permit the Company or any of its Subsidiaries to agree or enter into, any amendments or waivers which would amend the provisions in the Term Facility regarding voluntary prepayment thereof or otherwise restrict the ability of the borrower thereunder to voluntarily prepay all or any portion of the outstanding amounts under the Term Facility at any time in accordance with the terms therein.  In addition, without the prior written consent of the Investor (which consent shall not be unreasonably conditioned, withheld or delayed), from the date of this Agreement through and including the closing of the Merger, the Consortium Members shall not permit, or take any action to cause, (i) any of Parent, Merger Sub, the Company, PYPO Digital Company Limited or Pypo Holdings (HK) Company Limited (collectively, the “Offshore Entities”) to incur any new indebtedness, grant any security interests on any assets or Securities of any of the Offshore Entities to any Person, or provide any guarantees of indebtedness of any Person or (ii) any of Beijing Funtalk Century Technology Group Company Limited, Jiangsu PYPO Technology Co., Ltd. or any of their respective Subsidiaries or other affiliates organized under PRC law (collectively, the “Onshore Entities”) to (A) incur any new indebtedness that would (1) restrict the declaration or payment of dividends by any of the Onshore Entities, (2) prevent or restrict the issuance of the Preferred Shares and Convertible Bonds in accordance with this Agreement, or (3) otherwise prevent or restrict Parent from consummating the transactions contemplated by this Agreement or complying with its obligations in connection with the transactions contemplated by this Agreement or (B) grant any security interests on any of the assets or Securities of any of the Onshore Entities to any Person or provide any guarantees of indebtedness of any Person, in each case, that would negatively affect the rights, protections or security to be provided to the Investor under the Security Documents.

ARTICLE VI
CONDITIONS TO OBLIGATION TO CLOSE

6.1.           Conditions to the Share Closing by the Investor.  The obligation of the Investor to effect the Share Closing is subject to the satisfaction or waiver in accordance with the Merger Agreement as of the Share Closing Date of each of the conditions to consummate the Merger contained in the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Share Closing Date, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions).

6.2.           Conditions to the Convertible Bond Closing by the Investor.  The obligation of the Investor to effect the Convertible Bond Closing is subject to the satisfaction or waiver by the Investor of each of the following conditions:

(a)           The consummation of the Share Closing and the closing of the Merger;

(b)           No material adverse effect on Parent shall have occurred; and

(c)           The receipt of all required consents or approvals of any Governmental Entity in connection with the issuance of the Convertible Bonds.

6.3.           Conditions to the Share Closing and the Convertible Bond Closing by Parent.

(a)           The obligation of Parent to effect the Share Closing is subject to the satisfaction or waiver of each of the conditions to the consummation of the Merger contained in the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Share Closing Date, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions) in accordance with the terms thereof as of the Share Closing Date.

(b)           The obligation of Parent to effect the Convertible Bond Closing is subject to the consummation of the Share Closing and the closing of the Merger.

ARTICLE VII
TERMINATION

7.1.           Termination of Agreement.  This Agreement shall automatically terminate in the event and at the time that the Merger Agreement is validly terminated in accordance with its terms.

7.2.           Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any Party; provided, however, that the provisions of Section 5.2, Section 5.7, Section 5.9, this ARTICLE VII and ARTICLE IX shall survive any termination hereof pursuant to Section 7.1.  Nothing contained in this Section 7.2 shall relieve any Party of any Liability that it may have for any breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to any termination pursuant to Section 7.1.

ARTICLE VIII
INDEMNIFICATION

8.1.           Consortium Indemnification Obligations.

Each Consortium Member, severally but not jointly, shall indemnify, defend and hold harmless the Investor, its Affiliates and their respective officers, directors, employees, agents, representatives and successors and assigns, against any and all Losses incurred by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (a) any breach of any representation or warranty made by such Consortium Member in this Agreement or in any certificate to be delivered by Parent or such Consortium Member pursuant to this Agreement, (b) any breach of any covenant or agreement of Parent or such Consortium Member contained in this Agreement which is to be performed at or prior to the Share Closing, (c) any breach of any covenant or agreement of such Consortium Member contained in this Agreement which is to be performed at or prior to the Convertible Bond Closing, (d) any breach of any representation or warranty made by the Company, Parent or Merger Sub contained in Article III or Article IV of the Merger Agreement (except for any representation or warranty made by Parent or Merger Sub in Section 4.4, 4.6, 4.9, 4.10, 4.11, 4.12 or 4.13 in reliance upon information provided by the Investor), subject to the Company Disclosure Schedule (as defined in the Merger Agreement), as applicable, as of the Share Closing Date or (e) any breach of any covenant or agreement of the Company contained in Section 5.1 of the Merger Agreement as of the Share Closing Date.

8.2.           Investor Indemnification Obligations

(a)           .  The Investor shall indemnify, defend and hold harmless each Consortium Member, its Affiliates and their respective officers, directors, employees, agents, representatives and successors and assigns, from and after the Share Closing, against any and all Losses incurred by any of them or to which any of them becomes subject, resulting from, arising out of or relating to any breach of any representation or warranty made by the Investor in this Agreement or in any certificate to be delivered by the Investor pursuant to this Agreement.

8.3.           Method of Asserting Claims.  Claims for indemnification by an Indemnified Party under Section 8.1 or Section 8.2 will be asserted and resolved as follows:

(a)           Third-Party Claims.  In the event that an Indemnified Party receives notice of the assertion of any claim or the commencement of any Action by a third party in respect of which indemnity may be sought under the provisions of Section 8.1 or Section 8.2 (a “Third-Party Claim”), the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party.  If the Indemnified Party fails to provide the Indemnity Notice with reasonable promptness after the Indemnified Party receives notice of such Third-Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third-Party Claim to the extent that the Indemnifying Party’s ability to defend is actually materially prejudiced by such failure of the Indemnified Party.  The Indemnifying Party will notify the Indemnified Party as soon as practicable, but in no event later than 30 days (or less if the nature of the Third Party Claim requires) after receipt of the Indemnity Notice as to whether the Indemnifying Party will assume the defense or prosecution of such Third-Party Claim and any litigation resulting therefrom with counsel of its choice (reasonably satisfactory to the Indemnified Party) and at its sole cost and expense.

(i)           Defense by Indemnified Party.  If the Indemnifying Party (A) chooses not to defend the Third-Party Claim, (B) chooses to defend the Third-Party Claim but any time thereafter fails to prosecute or defend vigorously and diligently or settle (subject to the prior written consent of the Indemnified Party (not to be unreasonably conditioned, withheld or delayed)) the Third-Party Claim, or (C) agrees in writing or if there is a conflict as described in Section 8.3(a)(ii), then the Indemnified Party will have the right (but not the obligation) to defend the Third-Party Claim with counsel (including relevant local counsel) of its choice, at the sole cost and expense of the Indemnifying Party.  If it elects to defend the Third-Party Claim, the Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third-Party Claim that the Indemnified Party is contesting.  The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 8.3, and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

(ii)           Defense by Indemnifying Party.  If the Indemnifying Party notifies the Indemnified Party pursuant to Section 8.3(a) that the Indemnifying Party will assume the defense of the Indemnified Party with respect to the Third-Party Claim, the Indemnifying Party shall include in such notice an acknowledgement of the Indemnifying Party’s obligation to indemnify the Indemnified Party for all Losses relating to such Third-Party Claim and shall defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third-Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted or defended by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party, in each case, subject to the prior written consent of the Indemnified Party (not to be unreasonably conditioned, withheld or delayed).  Once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing.  The Indemnified Party shall participate in any such defense at its own expense.  Notwithstanding the foregoing, if counsel for the Indemnified Party reasonably determines that there is a conflict between the positions of the Indemnifying Party and the Indemnified Party in conducting the defense of such Third-Party Claim or that there are legal defenses available to such Indemnified Party different from or in addition to those available to the Indemnifying Party, then counsel for the Indemnified Party shall be entitled, if the Indemnified Party so elects, to participate in or conduct the defense to the extent reasonably determined by such counsel to protect the interests of the Indemnified Party, at the expense of the Indemnifying Party.  If requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third-Party Claim that the Indemnifying Party elects to contest.

(b)           Non-Third-Party Claims.  In the event any Indemnified Party should have a claim under Section 8.1 or Section 8.2 against any Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party.  The failure or delay by any Indemnified Party to give the Indemnity Notice shall not impair such Indemnified Party’s rights hereunder except to the extent that the Indemnifying Party is actually materially prejudiced by such failure or delay.  If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the thirty (30) day period following receipt of an Indemnity Notice as to whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss identified in the Indemnity Notice will be conclusively deemed an indemnifiable Loss under Section 8.1 or Section 8.2 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand.  If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations within the thirty (30) day period following receipt by the Indemnified Party of notice that the Indemnifying Party disputes its liability with respect to such Loss, such dispute shall be finally settled by binding arbitration pursuant to Section 9.8.

8.4.           Further Items Relating to Indemnification.  Notwithstanding the foregoing, the right of any Indemnified Party to indemnification under this ARTICLE VIII shall be subject to the following terms:

(a)           The Consortium Members shall not be obligated to make indemnification payments pursuant to Section 8.1 in excess of such Consortium Member’s Proportionate Pro Forma Ownership multiplied by $556,610,000; provided, that the limitations set forth in this Section 8.4(a) shall not apply to any Losses resulting from, arising out of or relating to any fraudulent acts or intentional misrepresentation.

(b)           Any indemnification payment obligations of the Consortium Members pursuant to Section 8.1(d) or Section 8.1(e) which, in the aggregate, are equal to or less than the Founders’ aggregate Proportionate Pro Forma Ownership multiplied by $556,610,000 shall be borne solely by the Founders proportionally in accordance with their Proportionate Pro Forma Ownership (subject to the limitations set forth in Section 8.4(a)), and thereafter, any indemnification payment obligations of the Consortium Members pursuant to Section 8.1(d) or Section 8.1(e) which, in the aggregate, exceed such amount shall be borne by ARCH Digital Holdings Ltd. and GM Investment Company Limited proportionally in accordance with their Proportionate Pro Forma Ownership (subject to the limitations set forth in Section 8.4(a)).

(c)           The Investor shall not be obligated to make any indemnification payments pursuant to Section 8.2 in excess of (i) the Share Subscription Price, if the Convertible Bond Closing has not been consummated or (ii) the sum of the Share Subscription Price, the Convertible Bond Subscription Price and, if applicable, the subscription price for any Additional Convertible Bonds, if the Convertible Bond Closing has been consummated; provided, that the limitations set forth in this Section 8.4(c) shall not apply to any Losses resulting from, arising out of or relating to any fraudulent acts or intentional misrepresentation.

(d)           Notwithstanding anything herein to the contrary, the Investor shall not be obligated to make indemnification payments pursuant to Section 8.2 or have any further liability to any Consortium Member hereunder or in connection with the Transactions in the event that the Investor has paid pursuant to Section 5.9(b) its share of any reverse termination fee or other amount payable by Parent to the Company in accordance with Section 5.9(b) and its share of fees and out-of-pocket expenses related to the Transaction payable in accordance with Sections 5.9(c), 5.9(d) or 5.9(e); provided, that the limitations set forth in this Section 8.4(d) shall not apply to any Losses resulting from, arising out of or relating to any fraudulent acts or intentional misrepresentation.

(e)           No Indemnified Party shall be entitled to indemnification for any Losses under Section 8.1(d) unless and until the aggregate amount of Losses suffered, sustained or incurred by such Indemnified Party exceeds $1,000,000 (the “Deductible”), at which time such Indemnified Party shall be entitled to be indemnified and compensated for its Losses in excess over the Deductible; provided, that the limitations set forth in this Section 8.4(e) shall not apply to any Losses resulting from, arising out of or relating to any fraudulent acts or intentional misrepresentation.

(f)           For purposes of calculating damages under this ARTICLE VIII only, all qualifications as to materiality, material adverse effect or similar qualifiers contained in any representation or warranty in this Agreement and the Merger Agreement shall be disregarded.

(g)           To the extent that any Losses for which the Investor brings a claim for indemnification pursuant to Section 8.1 are originally incurred by Parent or any of its Subsidiaries or Affiliates, the Investor’s Losses shall be deemed to be equal to the Losses incurred by Parent or any such Subsidiaries or Affiliates, as the case may be, multiplied by the Investor’s Proportionate Pro Forma Ownership.

(h)           The right to seek indemnification under Section 8.1(d) and Section 8.1(e) shall terminate on the date which is ten (10) Business Days from the date that the audited consolidated financial statements of Parent and its Subsidiaries for the fiscal year ended March 31, 2012 (together with an audit report thereon by the Company’s auditors) are provided to the Investor; provided that such termination date shall be extended if an Indemnity Notice (as applicable) shall have been timely given under ARTICLE VIII on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in ARTICLE VIII.

8.5.           Exclusive Remedies.  The Parties acknowledge that, upon the consummation of the Share Closing, the sole and exclusive remedies of (a) the Investor (including its Affiliates, officers, directors, managers, employees, agents, representatives and successors and permitted assigns) against any Consortium Member with respect to any and all Losses resulting from, arising out of or relating to (i) any breach of any representation or warranty contained in this Agreement or the Merger Agreement, or (ii) any failure to perform any covenant or agreement to be performed prior to the Share Closing contained in this Agreement or the Merger Agreement and of (b) the Consortium Members (including their Affiliates, officers, directors, managers, employees, agents, representatives and successors and permitted assigns) against the Investor with respect to any and all Losses resulting from, arising out of or relating to any breach of any representation or warranty contained in this Agreement, shall be, in each case, the indemnification provisions set forth in this ARTICLE VIII, and no Indemnified Party shall be entitled to pursue, and the Investor and each Consortium Member hereby expressly waives, any and all additional remedies that may otherwise be available with respect thereto, except for remedies with respect to any fraudulent acts or intentional misrepresentation by the Investor or any Consortium Member.  For the avoidance of doubt, (x) nothing in this Section 8.5 shall preclude the Investor from seeking specific performance of, or other equitable relief with respect to, any covenant of any other Party contained in this Agreement and (y) and the sole and exclusive remedy of the other Parties with respect to any failure of the Investor to fund the Share Subscription Price on the terms and subject to the conditions contained in this Agreement shall be the enforcement of the provisions contained in Section 5.9(b) and either Section 5.9(d) or Section 5.9(e), as applicable.

8.6.           Right to Set-Off.  If any Indemnified Party becomes entitled to indemnification from one or more Indemnifying Parties pursuant ARTICLE VIII, and such indemnification claim is not paid as and when required pursuant to ARTICLE VIII, the Indemnified Party may from time-to-time at its sole and absolute discretion (in addition to the right to collect directly from the Indemnifying Parties), require Parent to reduce any dividend or other distribution, whether in cash, stock or property or any other combination thereof payable to the Indemnifying Parties by all or part of the indemnification claim (the “Set-Off Amount”), and Parent shall forthwith pay to the Indemnified Party an amount equal to the Set-Off Amount in full or partial, as the case may be, satisfaction of such indemnification claim.  The Parties agree that any payment made by an Indemnifying Party to an Indemnified Party pursuant to ARTICLE VIII, including any Set-Off Amount, shall be deemed to be an adjustment to the Share Subscription Price.

ARTICLE IX
MISCELLANEOUS

9.1.           Press Releases and Public Announcement.  None of the Parties shall issue any press release or make any public announcement relating to this Agreement or the transactions contemplated hereby without the prior review and written approval of the other Parties, which consent shall not be unreasonably conditioned, withheld or delayed; provided, however, that if such release or announcement is required by Law, a court of competent jurisdiction, the SEC or another regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made and such Party is unable after complying with Section 5.8 to obtain timely the approval of the other Parties, then such Party may make or issue the legally required release or announcement and promptly furnish the other Parties with a copy thereof.

9.2.           Equitable Relief.  Each Party acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right the Investor may have, the Investor shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by another Party and each other Party waives any objection to the imposition of relief of an equitable nature if warranted.

9.3.           No Third-Party Beneficiaries.  The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person, except for any Person entitled to indemnity under ARTICLE VIII.

9.4.           Entire Agreement.  This Agreement (including the Annexes hereto) and the other Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, with respect to such subject matter.

9.5.           Succession and Assignment.  Subject to the next sentence, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of other Parties; provided that the Investor may assign this Agreement or any of its rights, interests or obligations hereunder to any Affiliate of the Investor (except that no such assignment shall relieve the Investor of its obligations hereunder unless such Affiliate has fully discharged its obligations hereunder); and provided, further, that the Investor may assign any of its rights, interests and obligations hereunder to a third party which will provide funding to the Investor or Parent in connection with the Transaction subject to the consent of the Consortium Members (not to be unreasonably conditioned, withheld or delayed) and the execution by such additional third party of a deed of adherence to this Agreement in form and substance satisfactory to the Investor and the Consortium Members.

9.6.           Drafting.  The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

9.7.           Notices.  All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if (a) delivered personally against written receipt, (b) sent by facsimile transmission, (c) mailed by registered or certified mail, postage prepaid, return receipt requested, or (d) mailed by reputable international overnight courier, fee prepaid, to the Parties at the following addresses or facsimile numbers:

If to Parent, to:

ARCH Digital Holdings Ltd.
c/o ARC Advisors (HK) Limited
32/F, AIA Central
1 Connaught Road, Central
Hong Kong
Facsimile:	+(852) 3115 0244
Attention:	Allan Liu

GM Investment Company Limited
48/F, Bank of China Tower
1 Garden Road, Central
Hong Kong
Facsimile:	+(852) 3605 8189
Attention:	Kong Kam Yu Sammy

Huge Harvest Enterprises Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091199
Attention:	Dongping Fei

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
Bank of China Tower, 39th floor
One Garden Road, Central
Hong Kong
Facsimile:	+(852) 2160 7807
Attention:	Sang Jin Han

If to the Investor, to:

PAG Asia I LP
32/F, AIA Central
1 Connaught Road, Central
Hong Kong
Facsimile:	+(852) 3764 0284
Attention:	David J. Kim

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
ICBC Tower, 35/F
3 Garden Road, Central
Hong Kong
Facsimile:	+1-212-455-2502
Attention:	Kathryn King Sudol

If to ARCH Digital Holdings Ltd., to:
ARCH Digital Holdings Ltd.
c/o ARC Advisors (HK) Limited
32/F, AIA Central
1 Connaught Road, Central
Hong Kong
Facsimile:	+(852) 3115 0244
Attention:	Allan Liu

If to Capital Ally Investments Limited, to:

Capital Ally Investments Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091133
Attention:	Kuo Zhang

If to GM Investment Company Limited, to:

GM Investment Company Limited
48/F, Bank of China Tower
1 Garden Road, Central
Hong Kong
Facsimile:	+(852) 3605 8189
Attention:	Kong Kam Yu Sammy

If to Sinowill Holdings Limited, to:

Sinowill Holdings Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091133
Attention:	Kuo Zhang

If to Huge Harvest Enterprises Limited, to:

Huge Harvest Enterprises Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091199
Attention:	Dongping Fei

If to Kingstate Group Limited, to:

Kingstate Group Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091689
Attention:	Hengyang Zhou

If to Trend Focus Limited, to:

Trend Focus Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Facsimile:	+(86) 10 57091178
Attention:	Francis Kwok Cheong Wan

All such notices, requests and other communications will be deemed given, (w) if delivered personally as provided in this Section 9.7, upon delivery, (x) if delivered by facsimile transmission as provided in this Section 9.7, upon confirmed receipt, (y) if delivered by mail as provided in this Section 9.7, upon the earlier of the third Business Day following mailing and receipt, and (z) if delivered by overnight courier as provided in this Section 9.7, upon the earlier of the second Business Day following the date sent by such overnight courier and receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 9.7).  Any Party may change the address to which notices, requests and other communications hereunder are to be delivered by giving the other Parties notice in the manner set forth herein.

9.8.           Governing Law and Disputes.  The construction, validity and performance of this Agreement shall be governed by the laws of New York, without reference to conflict of law principles. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement (including any dispute regarding its existence, validity or termination, or the performance or breach of this Agreement) (each, a “Dispute”) shall be referred to and finally resolved by arbitration.  The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.  Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.  Such tribunal shall have no authority to award punitive or other punitive type damages. By agreeing to arbitration, none of the parties hereto intend to deprive any court of competent jurisdiction of its ability to issue any form of provisional remedy, including but not limited to a preliminary injunction or attachment in aid of the arbitration, or order any interim or conservatory measure.

9.9.           Waiver of Jury Trial.  Each of the Parties irrevocably and unconditionally waives trial by jury in any Action relating to this Agreement or the transactions contemplated hereby and for any counterclaim relating thereto.

9.10.           Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by each of the Parties.  No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.  No waiver shall be valid unless such waiver is in writing and signed by the Party against whom such waiver is sought to be enforced.  A single or partial exercise of a right by a Party does not preclude another or further exercise or attempted exercise of that right or the exercise of another right.  Failure by a Party to exercise or delay in exercising a right does not prevent its exercise or operate as a variation or waiver.  A variation, consent or waiver is effective only in the specific instance and for the specific purpose for which it is given.

9.11.           Severability.  If any provision of this Agreement is held to be unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

9.12.           Expenses. Except as expressly provided herein, each of the Parties will bear its own costs and expenses in connection with this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby.

9.13.           Annexes and Schedules.  The Annexes and the Disclosure Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

9.14.           Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

9.15.           Counterparts.  This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

Fortress Group Limited

By:	/s/ Zhang Kuo
Name: Zhang Kuo
Title: Director

[Signature Page to Subscription Agreement]

PAG Asia I LP

By: PAG Asia Capital GP I Limited, its general partner

By:	/s/ David J. Kim
Name: David J. Kim
Title: Partner

[Signature Page to Subscription Agreement]

ARCH Digital Holdings Ltd.

By:	/s/ Rachel Chiang
Name: Rachel Chiang
Title: Director

Capital Ally Investments Limited

By:	/s/ Zhang Kuo
Name: Zhang Kuo
Title: Director

GM Investment Company Limited

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

Sinowill Holdings Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

Huge Harvest Enterprises Limited

By:	/s/ Dongping Fei
Name: Dongping Fei
Title: Director

Kingstate Group Limited

By:	/s/ Hengyang Zhou
Name: Hengyang Zhou
Title: Director

Trend Focus Limited

By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan
Title: Director

[Signature Page to Subscription Agreement]

ANNEX I

PARENT OWNERSHIP AND PROPORTIONATE PRO FORMA OWNERSHIP

	As of date of this Agreement		Immediately Following Share Closing1		Immediately Following Convertible Bond Closing2
Name	Number and Type of Parent Securities3	% of Total Fully- Diluted Parent Share Capital	Number and Type of Parent Securities3	% of Total Fully-Diluted Parent Share Capital	Number and Type of Parent Securities3	% of Total Fully-Diluted Parent Share Capital4
Investor	0	0%	4,893 Preferred Shares	32.85%	4,893 Preferred Shares and Convertible Bonds convertible into 3,260 Parent Ordinary Shares	44.91%
ARCH Digital Holdings Ltd.	3,353	33.53%	3,353	22.51%	3,353	18.47%
Capital Ally Investments Limited	157	1.57%	157	1.05%	157	0.86%
GM Investment Company Limited	3,245	32.45%	3,245	21.79%	3,245	17.88%
Sinowill Holdings Limited	2,077	20.77%	2,077	13.95%	2,077	11.44%
Huge Harvest Enterprises Limited	519	5.19%	519	3.49%	519	2.86%
Kingstate Group Limited	519	5.19%	519	3.49%	519	2.86%
Trend Focus Limited	130	1.30%	130	0.87%	130	0.72%
TOTAL:	10,000	100%	14,893	100%	18,153	100%

1	Total Fully-Diluted Parent Share Capital shall be calculated on a fully-diluted and as-converted basis, assuming conversion of all Preferred Shares.
2
Total Fully-Diluted Parent Share Capital shall be calculated on a fully-diluted and as-converted basis, assuming conversion of all Preferred Shares and Convertible Bonds. Does not take into account any sale and purchase of Secondary Shares or any sale or purchase of any Additional Convertible Bonds.

3	Parent Ordinary Shares unless otherwise indicated.
4	These percentages shall constitute such Person’s “Proportionate Pro Forma Ownership” for all purposes under this Agreement.

ANNEX II

COMPANY OWNERSHIP

Name	Number and Type of Securities of the Company Held*

ARCH Digital Holdings Ltd.	15,579,157

Capital Ally Investments Limited	729,157

GM Investment Company Limited	15,075,000

Sinowill Holdings Limited	9,648,000

Huge Harvest Enterprises Limited	2,412,000

Kingstate Group Limited	2,412,000

Trend Focus Limited	603,000

* All Securities listed are ordinary shares, par value US$0.001 per share, of the Company.

ANNEX III

OPINIONS OF COUNSEL

Customary opinions provided in connection with the issuance of securities, issuance of guarantees and creation of security interests, including:

•	due organization;

•	power and authority;

•	due authorization;

•	valid existence;

•	enforceability;

•	no conflicts and consents;

•	valid issuance of securities;

•	creation and perfection of security interests;

•	securities registration and transfer taxes;

•	submission to jurisdiction; and

•	enforceability of judgments.

ANNEX IV

SUMMARY OF MATERIAL TERMS OF SECURITY DOCUMENTS

All capitalized terms not otherwise defined herein have the meanings given to them in the Subscription Agreement.

SECURITY AND SECURED OBLIGATIONS

Parent Secured Obligations:	(a)
Any and all payment and other obligations of Parent under the Shareholders Agreement, the Restated Parent Articles and the Subscription Agreement, in each case payable or owing to the Investor, including, without limitation:

(1) Parent’s obligation to pay dividends on, convert or redeem the Preferred Shares in accordance with, the terms of the Preferred Shares and Restated Parent Articles, and

(2) Parent’s obligations in relation to the Investor’s put right under the Shareholders Agreement; and

(b)
any and all payment and other obligations of Parent and Guarantors under the Convertible Bond Indenture with respect to the Convertible Bonds (including, without limitation, the Company’s obligation to pay the principal, premium (if any) and interest on the Convertible Bonds as and when the same become due and payable in accordance with the terms of the Convertible Bonds and the Convertible Bond Indenture, whether at maturity or by prepayment, acceleration, declaration of default or otherwise).

Member Secured Obligations:
In relation to each Consortium Member, any and all payment and other obligations of that Consortium Member under the Shareholders Agreement and the Subscription Agreement, in each case payable or owing to the Investor, including, without limitation, that Consortium Member’s indemnification obligations under the Subscription Agreement and that Consortium Member’s obligations in relation to the Investor’s put right under the Shareholders Agreement.

Security:	Security shall be subject to the Agreed Security Principles described below and shall initially be limited to:

	(a)	Share pledge given by each Consortium Member over all shares of Parent owned by such Consortium Member;

	(b)	Share pledge over all shares of the Company owned by Parent;

	(c)	Share pledge over all shares of Pypo Digital Company Limited (“Pypo Cayman”) owned by the Company; and

	(d)	Security over substantially all other assets (including bank accounts and receivables) of Parent and the Company.

In addition, as soon as practicable following prepayment in full of all amounts outstanding under the Term Facility, the following additional security will be provided:

	(e)	Share pledge over all shares of Pypo Holdings (HK) Company Limited (“Pypo HK”) owned by Pypo Cayman;

	(f)	Share pledge over all shares of Beijing Funtalk Century Technology Group Company Limited (“Funtalk PRC”) owned by Pypo HK; and

	(g)	Security over substantially all other assets (including bank accounts and receivables) of Pypo Cayman and Pypo HK.

The Consortium Members, Parent and the Company and any other grantor of security from time to time are referred to herein as the “Pledgors”.

Each share pledge referred to in paragraph (a) above given by a Consortium Member shall secure performance of the Member Secured Obligations of such Consortium Member only.

The security referred to in paragraphs (b) to (g) above shall secure performance of the Parent Secured Obligations.

Guarantees:
Initially, each of the Company and Pypo Cayman (collectively, the “Initial Guarantors”) shall guarantee the due and punctual payment of the Parent Secured Obligations (together with the share pledges granted under the Security, the “Transaction Security Documents”).

In addition, within 10 Business Days following prepayment in full of all amounts outstanding under the Term Facility, Pypo Cayman and Pypo HK (the “Additional Guarantors”) shall guarantee the due and punctual payment of the Parent Secured Obligations.

The Initial Guarantors and (following provision of their guarantees) the Additional Guarantors are referred to herein as the Guarantors.  The Pledgors and the Guarantors are referred to herein as the “Obligors.”

Additional Security and Guarantees Following Any Change of Law:
In the event that, due to a change in law following the date hereof, Funtalk PRC and its material subsidiaries (the “PRC Companies”) would be permitted under applicable law to grant guarantees and security in support of the Parent Secured Obligations, the PRC Companies will provide guarantees and security over their material assets in support of the Parent Secured Obligations at the request of the Investor, subject to the Agreed Security Principles described below.

AGREED SECURITY PRINCIPLES

General Principles:	(a)	Investor and the Obligors agree to negotiate the form of each Transaction Security Document in good faith; and

	(b)	To the extent permitted by law, Security shall be only enforceable, and any power of attorney granted under the Transaction Security Documents can only be exercised:

		(1)	upon the occurrence of an Enforcement Event (as defined below) in relation to the relevant Security which is continuing; or

		(2)	in order to remedy a breach of covenant by the relevant Obligor in the relevant Transaction Security Documents (including a failure to comply with a further assurance or perfection obligations); and

(c)
Security will cover future material property to the extent (1) it is legally possible to do so and (2) subject to the consent of any relevant regulatory or third party consents (which consent the relevant Obligor will use its reasonable best efforts to obtain) and (3) only with respect to those assets as to which the Investor reasonably determines that the benefit to the Investor of such a security interest or perfection thereof afforded thereby outweigh the costs or burden of obtaining such a security interest or perfection.  In connection therewith, each Obligor will enter into additional or amended Transaction Security Documents at the request of the Investor (acting reasonably).

“Enforcement Event” shall mean, in relation to each share pledge referred to in paragraph (a) of “Security” above, a breach or default by the relevant Consortium Member under the Shareholders Agreement or Subscription Agreement which breach or default continues for a specified period of time after written notice thereof to the relevant Consortium Member.

“Enforcement Event” shall mean, in relation to the security referred to in paragraphs (b) to (g) of “Security” above: (1) a breach or default by Parent under the Shareholders Agreement, Restated Parent Articles or Subscription Agreement which breach or default continues for a specified period of time after written notice thereof to the relevant Obligor and/or (2) an Event of Default has occurred under the Convertible Bond Indenture and such Event of Default has not been cured or waived in accordance with the terms thereof.

Share Security Principles:	(a)
Where shares are the subject of a security interest, the Transaction Security Document will be governed by the laws of the company whose shares is the subject of a security interest and not by the law of the country of the relevant Obligor.

	(b)	Unless an Enforcement Event has occurred in relation to the relevant Security and is continuing, the relevant Obligors will be permitted to:

(1)
retain and exercise voting rights to any shares pledged, provided that customary limitations on the exercise of voting rights by the relevant Obligor to protect the validity and enforceability of the security over the pledged shares shall apply; and

(2) pay dividends upstream with the proceeds to be available to Parent and/or the Consortium Members to the extent permitted by the Shareholders Agreement and the Restated Parent Articles.

(c)
The constitutional documents of the entity whose shares are charged or the subject of a security interest will be amended to remove any restriction on the transfer or the registration of the transfer of shares on enforcement of the relevant Security.

	(d)	Each Transaction Security Document will contain a requirement for the security to be released where such release is required pursuant to the applicable Transaction Document.

SCHEDULE 2.8(c)

CERTAIN ACCOUNTS RECIEVABLE

•	Guomei Electrical Appliance Co., Ltd. and its affiliates and subsidiaries

•	Suning Appliance Co., Ltd. and its affiliates and subsidiaries

•	China Mobile Communications Corporation and its subsidiaries

•	China United Network Communications Limited and its subsidiaries

•	China Telecommunications Corporation and its subsidiaries

SCHEDULE 2.10

SECONDARY SHARE COMMITMENT LETTERS

The Investor hereby consents to the following:

(i)
the sale, following the closing of the Merger, of 701 Parent Ordinary Shares by GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (collectively, the “Secondary Share Sellers”) to Shenzhen Cypress Capital Investment Management Ltd. (“Cypress”) for an aggregate purchase price equal to US$29,999,999.20 pursuant to, and in accordance with the terms (including the allocation of Secondary Shares to be sold) set forth in, the Commitment Letter dated May 31, 2011 provided by Cypress to the Secondary Share Sellers; and

(ii)
the sale, following the closing of the Merger, of 467 Parent Ordinary Shares by the Secondary Share Sellers to Shenzhen China Growth & Kingwin Investment Partnership (L.P.) (“Kingwin”) for an aggregate purchase price equal to US$20,000,004.20 pursuant to, and in accordance with the terms (including the allocation of Secondary Shares to be sold) set forth in, the Commitment Letter dated May 31, 2011 provided by Kingwin to the Secondary Share Sellers;

provided that, each of Cypress and Kingwin shall, prior to or contemporaneously with the closing of such sale and purchase of the Secondary Shares, execute a joinder agreement to be bound by the Shareholders Agreement, the Security Documents and other agreements or instruments as may be contemplated under the Shareholders Agreement (which joinder agreement and other agreements or instruments shall be in form and substance reasonably satisfactory to the Investor, the Founders and GM).

Exhibit C

LIMITED GUARANTY

Limited Guaranty, dated as of May 31, 2011 (this “Limited Guaranty”), by ARCH Digital Holdings Ltd. ( “Guarantor”) and ARC Capital Partners Limited (solely for the purpose of Section 6(b) and Section 7(b) hereof) (“Beneficial Owner”), in favor of Funtalk China Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

This Limited Guaranty is one of eight (8) guaranties (such other limited guaranties, the “Other Limited Guaranties”), with the others being made by PAG Asia I LP, Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (the “Other Guarantors”) and certain other parties, to the Guaranteed Party on the date of this Limited Guaranty.

1.         GUARANTY. (a) To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of May 31, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Fortress Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Fortress Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, the Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, as the primary obligor and not merely as surety, pursuant to the terms and subject to the conditions herein, the due and punctual performance and discharge of 18.47% (the “Guaranteed Percentage”) of (A) the payment obligations of Parent to the Guaranteed Party under Section 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Parent Fee Obligations”) and (B) the expense reimbursement obligations of Parent to the Guaranteed Party under Sections 5.4(d) and 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Expense Obligations” and, together with the Parent Fee Obligations, the “Guaranteed Obligations”). In no event shall the Guarantor’s aggregate liability under this Limited Guaranty (exclusive of reimbursement of expenses, if applicable, pursuant to Section 1(c) of this Limited Guaranty) exceed the Guaranteed Percentage of an aggregate amount equal to (x) any Guaranteed Obligations minus (y) any Guaranteed Obligations actually paid by Parent or Merger Sub to the Guaranteed Party (such limitation on the aggregate liability of the Guarantor for its Guaranteed Obligations being herein referred to as the Guarantor’s “Cap”, subject to adjustment under clause (i) of the last sentence of paragraph 5 below), it being understood that this Limited Guaranty may not be enforced against the Guarantor without giving effect to the Guarantor’s Cap (and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof). The guarantee by the Guarantor of the Guaranteed Obligations under this Limited Guaranty may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The Guarantor shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Limited Guaranty. The Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of this Limited Guaranty.

(b) If Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then the Guarantor’s liabilities and obligations to the Guaranteed Party hereunder in respect of such Guaranteed Obligation shall, on demand, become immediately due and payable (up to the Guarantor’s Cap) and the Guarantor hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed and discharged, such Guaranteed Obligation.

(c) The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is judicially determined that the Guarantor is required to make such payment hereunder.

(d) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guaranty were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against the Guarantor to prevent breaches of this Limited Guaranty and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity (subject, in all cases, to the Cap), and shall not be required to provide any bond or other security in connection with any such order or injunction.  The Guarantor further agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (x) the Guaranteed Party has an adequate remedy at law or (y) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity (collectively, the “Prohibited Defense”).

(e) In furtherance of the foregoing, but subject to the last sentence of paragraph 5, the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor in respect of the performance of the Guaranteed Obligations (subject to the Guarantor’s Cap) regardless of whether any action is brought against Parent, Merger Sub or any of the Other Guarantors, or whether Parent, Merger Sub or any of the Other Guarantors is joined in any action or actions.

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2.         NATURE OF GUARANTY. The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder.  The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub.  In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations (up to the Guarantor’s Cap) as if such payment had not been made.  This Limited Guaranty is a primary obligation of the Guarantor and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against the Guarantor hereunder.

3.         CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS. Subject to clause (i) of the last sentence of paragraph 5 below, the Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors), for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guaranty or affecting the validity or enforceability of this Limited Guaranty. The Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations (in each case, except in the event of any increase in the aggregate amount of the Parent Termination Fee or amendment to the circumstances under which the Guaranteed Obligations is payable); (c) the addition, substitution, any legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge or release of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of the Guarantor or any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement other than any discharge or release arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived hereby; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); (e) the existence of any claim, set-off, judgment or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Guaranteed Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); or (h) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than a discharge of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement). To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to this Limited Guaranty), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than a breach by the Guaranteed Party of this Limited Guaranty). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.  The Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting or assert as a defense in any proceeding, (i) the Prohibited Defenses, (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms or (iii) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement in accordance with its terms.

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4.         NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against the Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

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5.         NO SUBROGATION. The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub  with respect to any of the Guaranteed Obligations that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under or in respect of this Limited Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations shall have been paid in full.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by the Guarantor under this Limited Guaranty. Notwithstanding anything to the contrary contained in this Limited Guaranty or otherwise, the Guaranteed Party hereby agrees that: (i) to the extent Parent or Merger Sub is relieved of all or any portion of the Guaranteed Obligations under the Merger Agreement by the satisfaction thereof or pursuant to any agreement with the Guaranteed Party (any amount so relieved, the “Reduction Amount”), the Cap shall be reduced by an amount equal to the product of the Reduction Amount multiplied by the Guaranteed Percentage; (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guaranty (which in any event shall be subject to the Guarantor’s Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6.         REPRESENTATIONS AND WARRANTIES. (a) The Guarantor hereby represents and warrants that: (i)(A) it is a legal entity duly organized, validly existing and in good standing under the laws of its  jurisdiction of organization, (B) the execution, delivery and performance of this Limited Guaranty have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s memorandum and articles of association, partnership agreement, operating agreement or similar organizational documents, or any Law or material contractual restriction binding on the Guarantor or its assets, and (C) the Person executing and delivering this Limited Guaranty on behalf of the Guarantor is duly authorized to do so; (ii) the Guarantor has all requisite power and authority to execute, deliver and perform this Limited Guaranty; (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Guarantor’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Guarantor; (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); (v) it is the record owner of 15,579,157 ordinary shares, par value $0.001 per share, of the Company (“Owned Shares”), free and clear of all Liens; and (vi) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guaranty shall be available to the Guarantor for so long as this Limited Guaranty shall remain in effect in accordance with Section 9 (Continuing Guaranty) hereof.

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(b) The Beneficial Owner hereby represents and warrants that: (i) it is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) it has all requisite power and authority to execute, deliver and perform this Limited Guaranty (solely for the purpose of this Section 6(b) and Section 7(b) hereof); (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Beneficial Owner’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof) have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof); and (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Beneficial Owner enforceable against the Beneficial Owner in accordance with its terms.

7.         NO ASSIGNMENT, NO TRANSFER.

(a)             The provisions of this Limited Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither this Limited Guaranty nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder.  Notwithstanding the foregoing, the Guarantor may assign its rights, interests and obligations hereunder without the prior written consent of the Guaranteed Party to any affiliate of the Guarantor (other than Parent or Merger Sub) (except that no such assignment shall relieve the Guarantor of its obligations under this Limited Guaranty unless such affiliate has fully performed and discharged its obligations hereunder). Any purported assignment in violation of this Limited Guaranty will be null and void.

(b)             The Beneficial Owner hereby covenants and agrees to procure that the Guarantor shall not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, give, encumber, assign or otherwise dispose of, or permit any charge, lien or encumbrance over, any Owned Shares.

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8.         NOTICES.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

(a)	If to the Guarantor:

ARCH Digital Holdings Ltd.
c/o ARC Advisors (HK) Limited
32/F, AIA Central
1 Connaught Road, Central
Hong Kong
Attention: Allan Liu
Facsimile: +(852) 3115 0244

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
Bank of China Tower, 39th
One Garden Road, Hong Kong
Attention: Sang Jin Han
Facsimile:  + (852) 2160 7807

(b)	If to the Guaranteed Party:

Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing 100020, PRC
Attention: Maggie Wang
Facsimile: +86 (10) 5709 1009

with a copy to (which shall not constitute notice):

Latham & Watkins
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David T. Zhang
Facsimile: +852 2522 7006

and with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 (10) 6535 5577

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9.         CONTINUING GUARANTY. This Limited Guaranty shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until all of the Guaranteed Obligations have been fully performed. Notwithstanding the foregoing, this Limited Guaranty shall terminate and the Guarantor shall have no further obligations under this Limited Guaranty as of the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where there are no unpaid Guaranteed Obligations of Parent; and (iii) the earlier of (A) the date falling seven (7) months from the date hereof and (B) the date falling 30 days after the termination of the Merger Agreement in circumstances where there are unpaid Guaranteed Obligations of Parent (unless, in the case of clause (iii) above, the Guaranteed Party has made a claim under this Limited Guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or by binding arbitration pursuant to Section 14 (Arbitration) hereof).  Notwithstanding the foregoing, or anything express or implied in this Limited Guaranty or otherwise, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding (A) that the provisions of Section 1 hereof limiting the Guarantor’s liability to its Cap (except as otherwise provided in clause (c) of Section 1) and limiting the Guaranteed Party’s enforcement hereof to the payment of money only or the provisions of this Section 9, Section 10 (No Recourse), Section 11 (Governing Law), Section 15 (No Third Party Beneficiaries) or Section 17 (Miscellaneous) or the last sentence of Section 5 (No Subrogation) hereof are illegal, invalid or unenforceable in whole or in part, (B) that the Guarantor is liable in respect of the Guaranteed Obligations in excess of or to a greater extent than the Cap, or (C) any theory of liability against any Recourse Party (as defined below) or any Non-Recourse Party (as defined below) with respect to this Limited Guaranty, the Equity Funding Letters, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement, or the transactions contemplated hereby or thereby, other than Retained Claims (as defined below) asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with Section 10 hereof, then: (i) the obligations of the Guarantor under or in connection with this Limited Guaranty shall terminate ab initio and be null and void; (ii) if the Guarantor has previously made any payments under or in connection with this Limited Guaranty, it shall be entitled to recover and retain such payments; and (iii) neither the Guarantor nor any other Recourse Parties or any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby.

10.         NO RECOURSE. The Guaranteed Party acknowledges and agrees that neither Parent nor Merger Sub has any assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Effective Time. By its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party acknowledges and agrees that: (a) no Person other than the Guarantor shall have any obligations under or in connection with this Limited Guaranty, (b) the Guarantor shall have no obligations under or in connection with this Limited Guaranty except as expressly provided by this Limited Guaranty and subject in each case to the Guarantor’s Cap, and (c) no liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Recourse Party or any Non-Recourse Party in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), except that, notwithstanding the foregoing, the Guaranteed Party may assert claims solely against: (i) the Guarantor under, and pursuant to the terms and conditions of, this Limited Guaranty (subject to the Guarantor’s Cap); and (ii) Parent or Merger Sub in accordance with and pursuant to the terms and conditions of the Merger Agreement (the claims described in clauses (i) and (ii) collectively, the “Retained Claims”).

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As used herein, the term “Recourse Parties” shall mean Parent, Merger Sub and the Guarantor, collectively, and the term “Non-Recourse Parties” shall mean, collectively, the Recourse Parties’ respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing; provided that none of the Recourse Parties shall be Non-Recourse Parties.

The Guaranteed Party hereby covenants and agrees that it shall not, and it shall cause its Affiliates not to, institute any proceeding or bring any claim in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against (i) the Non-Recourse Parties or (ii) the Guarantor or any other Recourse Parties, except in the case of clause (ii) for Retained Claims asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with the second sentence of this Section 10. Other than the Guaranteed Party, the Guarantor, the other Non-Recourse Parties and the Recourse Parties, no Person shall have any rights or remedies under or in connection with this Limited Guaranty or the transactions contemplated hereby.

11.         GOVERNING LAW. This Limited Guaranty shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.

12.         COUNTERPARTS.  This Limited Guaranty shall not be effective until it has been executed and delivered by both parties hereto.  This Limited Guaranty may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Limited Guaranty may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Limited Guaranty is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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13.         ARBITRATION.

a.         Any dispute, controversy or claim arising out of or relating to this Limited Guaranty or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Limited Guaranty) (each a “Dispute”) shall be finally settled by arbitration.

b.         The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).

c.         The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

d.         Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

e.         Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

f.         The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

g.         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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14.         SEVERABILITY.  The provisions of this Limited Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable by the Guarantor hereunder to its Cap provided in Section 1 hereof and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof. If any provision of this Limited Guaranty or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party, subject to the provision in the immediately preceding sentence. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

15.         NO THIRD PARTY BENEFICIARIES. This Limited Guaranty shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guaranty is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of this Limited Guaranty the parties intend that all Recourse Parties other than the Guarantor and all Non-Recourse Parties shall be, and such Recourse Parties and Non-Recourse Parties are, intended third party beneficiaries of this Limited Guaranty who may rely on and enforce the provisions of this Limited Guaranty that bar the liability, or otherwise protect the interests, of such Recourse Parties and Non-Recourse Parties.

16.         CONFIDENTIALITY. This Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor; provided, that no such written consent is required for any disclosure of the existence of this Limited Guaranty by the Guaranteed Party (a) to the extent required by applicable Law, (b) to the extent that the information is already publicly available other than as a result of a breach of this Limited Guaranty by the Guaranteed Party or any other Person, (c) pursuant to any litigation relating to the Merger, the Merger Agreement or the transactions contemplated thereby as permitted by or provided in the Merger Agreement or (d) to the Guaranteed Party’s Representatives and Affiliates who need to know of the existence of this Limited Guaranty and are subject to confidentiality obligations.

17.         MISCELLANEOUS.

  (a)             This Limited Guaranty, together with the Merger Agreement (including any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder), the Confidentiality Agreement, the Consortium Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Subscription Agreement contains the entire agreement with respect to the subject matter hereof and supersedes all prior discussions, negotiations, proposals, understandings, agreements and undertakings, whether written or oral, among the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.  No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing.

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(b)             The descriptive headings contained in this Limited Guaranty are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guaranty.

(c)             All parties acknowledge that each party and its counsel have reviewed this Limited Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guaranty.

[The remainder of this page is left blank intentionally]

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IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

FUNTALK CHINA HOLDINGS LIMITED

By:	/s/ Yang Hua
Name: Yang Hua
Title: Director

IN WITNESS WHEREOF, the Guarantor has executed and delivered this Limited Guaranty as of the date first written above.

ARCH DIGITAL HOLDINGS LTD.

By:	/s/ Rachel Chiang
Name: Rachel Chiang
Title: Director

ARC CAPITAL PARTNERS LIMITED

By:	/s/ Allan Liu
Name: Allan Liu
Title: Director

(solely for the purpose of Section 6(b) and Section 7(b))

Exhibit D

LIMITED GUARANTY

Limited Guaranty, dated as of May 31, 2011 (this “Limited Guaranty”), by Capital Ally Investments Limited ( “Guarantor”) and Golden Meditech Holdings Limited, Kuo Zhang, Dongping Fei, Hengyang Zhou and Francis Kwok Cheong Wan (solely for the purpose of Section 6(b) and Section 7(b) hereof) (each, a “Beneficial Owner” and collectively, the “Beneficial Owners”), in favor of Funtalk China Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

This Limited Guaranty is one of eight (8) guaranties (such other limited guaranties, the “Other Limited Guaranties”), with the others being made by PAG Asia I LP, ARCH Digital Holdings Ltd., GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (the “Other Guarantors”) and certain other parties, to the Guaranteed Party on the date of this Limited Guaranty.

1.         GUARANTY. (a) To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of May 31, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Fortress Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Fortress Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, the Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, as the primary obligor and not merely as surety, pursuant to the terms and subject to the conditions herein, the due and punctual performance and discharge of 0.86% (the “Guaranteed Percentage”) of (A) the payment obligations of Parent to the Guaranteed Party under Section 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Parent Fee Obligations”) and (B) the expense reimbursement obligations of Parent to the Guaranteed Party under Sections 5.4(d) and 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Expense Obligations” and, together with the Parent Fee Obligations, the “Guaranteed Obligations”). In no event shall the Guarantor’s aggregate liability under this Limited Guaranty (exclusive of reimbursement of expenses, if applicable, pursuant to Section 1(c) of this Limited Guaranty) exceed the Guaranteed Percentage of an aggregate amount equal to (x) any Guaranteed Obligations minus (y) any Guaranteed Obligations actually paid by Parent or Merger Sub to the Guaranteed Party (such limitation on the aggregate liability of the Guarantor for its Guaranteed Obligations being herein referred to as the Guarantor’s “Cap”, subject to adjustment under clause (i) of the last sentence of paragraph 5 below), it being understood that this Limited Guaranty may not be enforced against the Guarantor without giving effect to the Guarantor’s Cap (and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof).  The guarantee by the Guarantor of the Guaranteed Obligations under this Limited Guaranty may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The Guarantor shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Limited Guaranty. The Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of this Limited Guaranty.

(b) If Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then the Guarantor’s liabilities and obligations to the Guaranteed Party hereunder in respect of such Guaranteed Obligation shall, on demand, become immediately due and payable (up to the Guarantor’s Cap) and the Guarantor hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed and discharged, such Guaranteed Obligation.

(c) The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is judicially determined that the Guarantor is required to make such payment hereunder.

(d) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guaranty were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against the Guarantor to prevent breaches of this Limited Guaranty and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity (subject, in all cases, to the Cap), and shall not be required to provide any bond or other security in connection with any such order or injunction.  The Guarantor further agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (x) the Guaranteed Party has an adequate remedy at law or (y) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity (collectively, the “Prohibited Defense”).

(e) In furtherance of the foregoing, but subject to the last sentence of paragraph 5, the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor in respect of the performance of the Guaranteed Obligations (subject to the Guarantor’s Cap) regardless of whether any action is brought against Parent, Merger Sub or any of the Other Guarantors, or whether Parent, Merger Sub or any of the Other Guarantors is joined in any action or actions.

2.         NATURE OF GUARANTY. The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder.  The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub.  In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations (up to the Guarantor’s Cap) as if such payment had not been made.  This Limited Guaranty is a primary obligation of the Guarantor and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against the Guarantor hereunder.

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3.         CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS. Subject to clause (i) of the last sentence of paragraph 5 below, the Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors), for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guaranty or affecting the validity or enforceability of this Limited Guaranty. The Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations (in each case, except in the event of any increase in the aggregate amount of the Parent Termination Fee or amendment to the circumstances under which the Guaranteed Obligations is payable); (c) the addition, substitution, any legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge or release of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of the Guarantor or any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement other than any discharge or release arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived hereby; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); (e) the existence of any claim, set-off, judgment or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Guaranteed Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); or (h) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than a discharge of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement). To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to this Limited Guaranty), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than a breach by the Guaranteed Party of this Limited Guaranty). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.  The Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting or assert as a defense in any proceeding, (i) the Prohibited Defenses, (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms or (iii) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement in accordance with its terms.

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4.         NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against the Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

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5.         NO SUBROGATION. The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub  with respect to any of the Guaranteed Obligations that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under or in respect of this Limited Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations shall have been paid in full.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by the Guarantor under this Limited Guaranty. Notwithstanding anything to the contrary contained in this Limited Guaranty or otherwise, the Guaranteed Party hereby agrees that: (i) to the extent Parent or Merger Sub is relieved of all or any portion of the Guaranteed Obligations under the Merger Agreement by the satisfaction thereof or pursuant to any agreement with the Guaranteed Party (any amount so relieved, the “Reduction Amount”), the Cap shall be reduced by an amount equal to the product of the Reduction Amount multiplied by the Guaranteed Percentage; (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guaranty (which in any event shall be subject to the Guarantor’s Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6.         REPRESENTATIONS AND WARRANTIES. (a) The Guarantor hereby represents and warrants that: (i)(A) it is a legal entity duly organized, validly existing and in good standing under the laws of its  jurisdiction of organization, (B) the execution, delivery and performance of this Limited Guaranty have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s memorandum and articles of association, partnership agreement, operating agreement or similar organizational documents, or any Law or material contractual restriction binding on the Guarantor or its assets, and (C) the Person executing and delivering this Limited Guaranty on behalf of the Guarantor is duly authorized to do so; (ii) the Guarantor has all requisite power and authority to execute, deliver and perform this Limited Guaranty; (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Guarantor’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Guarantor; (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); (v) it is the record owner of 729,157 ordinary shares, par value $0.001 per share, of the Company (“Owned Shares”), free and clear of all Liens; and (vi) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guaranty shall be available to the Guarantor for so long as this Limited Guaranty shall remain in effect in accordance with Section 9 (Continuing Guaranty) hereof.

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           (b) Each of the Beneficial Owners hereby represents and warrants that: (i) for  a Beneficial Owner who is a natural person, he or she is a resident of the People’s Republic of China or, for Golden Meditech Holdings Limited, it is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) he, she or it, as the case may be, has all requisite power and authority to execute, deliver and perform this Limited Guaranty (solely for the purpose of this Section 6(b) and Section 7(b) hereof); (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay such Beneficial Owner’s performance of his, her or its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by such Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof) have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by such Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof); and (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of such Beneficial Owner enforceable against such Beneficial Owner in accordance with its terms.

7.         NO ASSIGNMENT, NO TRANSFER.

  (a)             The provisions of this Limited Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither this Limited Guaranty nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder.  Notwithstanding the foregoing, the Guarantor may assign its rights, interests and obligations hereunder without the prior written consent of the Guaranteed Party to any affiliate of the Guarantor (other than Parent or Merger Sub) (except that no such assignment shall relieve the Guarantor of its obligations under this Limited Guaranty unless such affiliate has fully performed and discharged its obligations hereunder). Any purported assignment in violation of this Limited Guaranty will be null and void.

  (b)             Each of the Beneficial Owners hereby covenants and agrees to procure that the Guarantor shall not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, give, encumber, assign or otherwise dispose of, or permit any charge, lien or encumbrance over, any Owned Shares.

8.         NOTICES.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

(a)	If to the Guarantor:

Capital Ally Investments Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Attention: Kuo Zhang
Facsimile: +(86) 10 57091133

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with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
Bank of China Tower, 39th
One Garden Road, Hong Kong
Attention: Sang Jin Han
Facsimile: + (852) 2160 7807

(b)	If to the Guaranteed Party:

Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing 100020, PRC
Attention: Maggie Wang
Facsimile: +86 (10) 5709 1009

with a copy to (which shall not constitute notice):

Latham & Watkins
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David T. Zhang
Facsimile: +852 2522 7006

and with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 (10) 6535 5577

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9.         CONTINUING GUARANTY. This Limited Guaranty shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until all of the Guaranteed Obligations have been fully performed. Notwithstanding the foregoing, this Limited Guaranty shall terminate and the Guarantor shall have no further obligations under this Limited Guaranty as of the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where there are no unpaid Guaranteed Obligations of Parent; and (iii) the earlier of (A) the date falling seven (7) months from the date hereof and (B) the date falling 30 days after the termination of the Merger Agreement in circumstances where there are unpaid Guaranteed Obligations of Parent (unless, in the case of clause (iii) above, the Guaranteed Party has made a claim under this Limited Guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or by binding arbitration pursuant to Section 14 (Arbitration) hereof).  Notwithstanding the foregoing, or anything express or implied in this Limited Guaranty or otherwise, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding (A) that the provisions of Section 1 hereof limiting the Guarantor’s liability to its Cap (except as otherwise provided in clause (c) of Section 1) and limiting the Guaranteed Party’s enforcement hereof to the payment of money only or the provisions of this Section 9, Section 10 (No Recourse), Section 11 (Governing Law), Section 15 (No Third Party Beneficiaries) or Section 17 (Miscellaneous) or the last sentence of Section 5 (No Subrogation) hereof are illegal, invalid or unenforceable in whole or in part, (B) that the Guarantor is liable in respect of the Guaranteed Obligations in excess of or to a greater extent than the Cap, or (C) any theory of liability against any Recourse Party (as defined below) or any Non-Recourse Party (as defined below) with respect to this Limited Guaranty, the Equity Funding Letters, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement, or the transactions contemplated hereby or thereby, other than Retained Claims (as defined below) asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with Section 10 hereof, then: (i) the obligations of the Guarantor under or in connection with this Limited Guaranty shall terminate ab initio and be null and void; (ii) if the Guarantor has previously made any payments under or in connection with this Limited Guaranty, it shall be entitled to recover and retain such payments; and (iii) neither the Guarantor nor any other Recourse Parties or any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby.

10.       NO RECOURSE. The Guaranteed Party acknowledges and agrees that neither Parent nor Merger Sub has any assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Effective Time. By its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party acknowledges and agrees that: (a) no Person other than the Guarantor shall have any obligations under or in connection with this Limited Guaranty, (b) the Guarantor shall have no obligations under or in connection with this Limited Guaranty except as expressly provided by this Limited Guaranty and subject in each case to the Guarantor’s Cap, and (c) no liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Recourse Party or any Non-Recourse Party in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), except that, notwithstanding the foregoing, the Guaranteed Party may assert claims solely against: (i) the Guarantor under, and pursuant to the terms and conditions of, this Limited Guaranty (subject to the Guarantor’s Cap); and (ii) Parent or Merger Sub in accordance with and pursuant to the terms and conditions of the Merger Agreement (the claims described in clauses (i) and (ii) collectively, the “Retained Claims”).

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As used herein, the term “Recourse Parties” shall mean Parent, Merger Sub and the Guarantor, collectively, and the term “Non-Recourse Parties” shall mean, collectively, the Recourse Parties’ respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing; provided that none of the Recourse Parties shall be Non-Recourse Parties.

The Guaranteed Party hereby covenants and agrees that it shall not, and it shall cause its Affiliates not to, institute any proceeding or bring any claim in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against (i) the Non-Recourse Parties or (ii) the Guarantor or any other Recourse Parties, except in the case of clause (ii) for Retained Claims asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with the second sentence of this Section 10. Other than the Guaranteed Party, the Guarantor, the other Non-Recourse Parties and the Recourse Parties, no Person shall have any rights or remedies under or in connection with this Limited Guaranty or the transactions contemplated hereby.

11.       GOVERNING LAW. This Limited Guaranty shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.

12.       COUNTERPARTS.  This Limited Guaranty shall not be effective until it has been executed and delivered by both parties hereto.  This Limited Guaranty may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Limited Guaranty may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Limited Guaranty is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

13.       ARBITRATION

  a.         Any dispute, controversy or claim arising out of or relating to this Limited Guaranty or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Limited Guaranty) (each a “Dispute”) shall be finally settled by arbitration.

  b.         The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).

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  c.         The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

  d.         Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

  e.         Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

  f.         The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

  g.         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

14.       SEVERABILITY.  The provisions of this Limited Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable by the Guarantor hereunder to its Cap provided in Section 1 hereof and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof. If any provision of this Limited Guaranty or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party, subject to the provision in the immediately preceding sentence. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

15.       NO THIRD PARTY BENEFICIARIES. This Limited Guaranty shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guaranty is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of this Limited Guaranty the parties intend that all Recourse Parties other than the Guarantor and all Non-Recourse Parties shall be, and such Recourse Parties and Non-Recourse Parties are, intended third party beneficiaries of this Limited Guaranty who may rely on and enforce the provisions of this Limited Guaranty that bar the liability, or otherwise protect the interests, of such Recourse Parties and Non-Recourse Parties.

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16.         CONFIDENTIALITY. This Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor; provided, that no such written consent is required for any disclosure of the existence of this Limited Guaranty by the Guaranteed Party (a) to the extent required by applicable Law, (b) to the extent that the information is already publicly available other than as a result of a breach of this Limited Guaranty by the Guaranteed Party or any other Person, (c) pursuant to any litigation relating to the Merger, the Merger Agreement or the transactions contemplated thereby as permitted by or provided in the Merger Agreement or (d) to the Guaranteed Party’s Representatives and Affiliates who need to know of the existence of this Limited Guaranty and are subject to confidentiality obligations.

17.         MISCELLANEOUS.

(a)             This Limited Guaranty, together with the Merger Agreement (including any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder), the Confidentiality Agreement, the Consortium Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Subscription Agreement contains the entire agreement with respect to the subject matter hereof and supersedes all prior discussions, negotiations, proposals, understandings, agreements and undertakings, whether written or oral, among the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.  No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing.

(b)             The descriptive headings contained in this Limited Guaranty are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guaranty.

(c)             All parties acknowledge that each party and its counsel have reviewed this Limited Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guaranty.

[The remainder of this page is left blank intentionally]

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IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

FUNTALK CHINA HOLDINGS LIMITED

By:	/s/ Yang Hua
Name: Yang Hua
Title: Director

IN WITNESS WHEREOF, the Guarantor has executed and delivered this Limited Guaranty as of the date first written above.

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Zhang Kuo
Name: Zhang Kuo
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

(solely for the purpose of Section 6(b) and Section 7(b))

By:	/s/ Kuo Zhang
Kuo Zhang

(solely for the purpose of Section 6(b) and Section 7(b))

By:	/s/ Dongping Fei
Dongping Fei

(solely for the purpose of Section 6(b) and Section 7(b))

By:	/s/ Hengyang Zhou
Hengyang Zhou

(solely for the purpose of Section 6(b) and Section 7(b))

By:	/s/ Francis Kwok Cheong Wan
Francis Kwok Cheong Wan

(solely for the purpose of Section 6(b) and Section 7(b))

Exhibit E

LIMITED GUARANTY

Limited Guaranty, dated as of May 31, 2011 (this “Limited Guaranty”), by GM Investment Company Limited (“Guarantor”) and Golden Meditech Holdings Limited (solely for the purpose of Section 6(b) and Section 7(b) hereof) (“Beneficial Owner”), in favor of Funtalk China Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

This Limited Guaranty is one of eight (8) guaranties (such other limited guaranties, the “Other Limited Guaranties”), with the others being made by PAG Asia I LP, Capital Ally Investments Limited, ARCH Digital Holdings Ltd., Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (the “Other Guarantors”) and certain other parties, to the Guaranteed Party on the date of this Limited Guaranty.

1.         GUARANTY. (a) To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of May 31, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Fortress Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Fortress Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, the Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, as the primary obligor and not merely as surety, pursuant to the terms and subject to the conditions herein, the due and punctual performance and discharge of 17.88% (the “Guaranteed Percentage”) of (A) the payment obligations of Parent to the Guaranteed Party under Section 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Parent Fee Obligations”) and (B) the expense reimbursement obligations of Parent to the Guaranteed Party under Sections 5.4(d) and 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Expense Obligations” and, together with the Parent Fee Obligations, the “Guaranteed Obligations”). In no event shall the Guarantor’s aggregate liability under this Limited Guaranty (exclusive of reimbursement of expenses, if applicable, pursuant to Section 1(c) of this Limited Guaranty) exceed the Guaranteed Percentage of an aggregate amount equal to (x) any Guaranteed Obligations minus (y) any Guaranteed Obligations actually paid by Parent or Merger Sub to the Guaranteed Party (such limitation on the aggregate liability of the Guarantor for its Guaranteed Obligations being herein referred to as the Guarantor’s “Cap”, subject to adjustment under clause (i) of the last sentence of paragraph 5 below), it being understood that this Limited Guaranty may not be enforced against the Guarantor without giving effect to the Guarantor’s Cap (and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof).The guarantee by the Guarantor of the Guaranteed Obligations under this Limited Guaranty may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The Guarantor shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Limited Guaranty. The Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of this Limited Guaranty.

(b) If Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then the Guarantor’s liabilities and obligations to the Guaranteed Party hereunder in respect of such Guaranteed Obligation shall, on demand, become immediately due and payable (up to the Guarantor’s Cap) and the Guarantor hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed and discharged, such Guaranteed Obligation.

(c) The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is judicially determined that the Guarantor is required to make such payment hereunder.

(d) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guaranty were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against the Guarantor to prevent breaches of this Limited Guaranty and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity (subject, in all cases, to the Cap), and shall not be required to provide any bond or other security in connection with any such order or injunction.  The Guarantor further agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (x) the Guaranteed Party has an adequate remedy at law or (y) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity (collectively, the “Prohibited Defense”).

(e) In furtherance of the foregoing, but subject to the last sentence of paragraph 5, the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor in respect of the performance of the Guaranteed Obligations (subject to the Guarantor’s Cap) regardless of whether any action is brought against Parent, Merger Sub or any of the Other Guarantors, or whether Parent, Merger Sub or any of the Other Guarantors is joined in any action or actions.

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2.         NATURE OF GUARANTY. The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder.  The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub.  In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations (up to the Guarantor’s Cap) as if such payment had not been made.  This Limited Guaranty is a primary obligation of the Guarantor and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against the Guarantor hereunder.

3.         CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS. Subject to clause (i) of the last sentence of paragraph 5 below, the Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors), for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guaranty or affecting the validity or enforceability of this Limited Guaranty. The Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations (in each case, except in the event of any increase in the aggregate amount of the Parent Termination Fee or amendment to the circumstances under which the Guaranteed Obligations is payable); (c) the addition, substitution, any legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge or release of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of the Guarantor or any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement other than any discharge or release arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived hereby; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); (e) the existence of any claim, set-off, judgment or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Guaranteed Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); or (h) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than a discharge of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement). To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to this Limited Guaranty), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than a breach by the Guaranteed Party of this Limited Guaranty). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.  The Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting or assert as a defense in any proceeding, (i) the Prohibited Defenses, (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms or (iii) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement in accordance with its terms.

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4.         NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against the Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

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5.         NO SUBROGATION. The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub  with respect to any of the Guaranteed Obligations that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under or in respect of this Limited Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations shall have been paid in full.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by the Guarantor under this Limited Guaranty. Notwithstanding anything to the contrary contained in this Limited Guaranty or otherwise, the Guaranteed Party hereby agrees that: (i) to the extent Parent or Merger Sub is relieved of all or any portion of the Guaranteed Obligations under the Merger Agreement by the satisfaction thereof or pursuant to any agreement with the Guaranteed Party (any amount so relieved, the “Reduction Amount”), the Cap shall be reduced by an amount equal to the product of the Reduction Amount multiplied by the Guaranteed Percentage; (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guaranty (which in any event shall be subject to the Guarantor’s Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6.         REPRESENTATIONS AND WARRANTIES. (a) The Guarantor hereby represents and warrants that: (i)(A) it is a legal entity duly organized, validly existing and in good standing under the laws of its  jurisdiction of organization, (B) the execution, delivery and performance of this Limited Guaranty have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s memorandum and articles of association, partnership agreement, operating agreement or similar organizational documents, or any Law or material contractual restriction binding on the Guarantor or its assets, and (C) the Person executing and delivering this Limited Guaranty on behalf of the Guarantor is duly authorized to do so; (ii) the Guarantor has all requisite power and authority to execute, deliver and perform this Limited Guaranty; (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Guarantor’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Guarantor; (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); (v) it is the record owner of 15,075,000 ordinary shares, par value $0.001 per share, of the Company (“Owned Shares”), free and clear of all Liens; and (vi) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guaranty shall be available to the Guarantor for so long as this Limited Guaranty shall remain in effect in accordance with Section 9 (Continuing Guaranty) hereof.

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(b) The Beneficial Owner hereby represents and warrants that: (i) it is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) it has all requisite power and authority to execute, deliver and perform this Limited Guaranty (solely for the purpose of this Section 6(b) and Section 7(b) hereof); (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Beneficial Owner’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof) have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof); and (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Beneficial Owner enforceable against the Beneficial Owner in accordance with its terms.

7.         NO ASSIGNMENT, NO TRANSFER.

(a)             The provisions of this Limited Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither this Limited Guaranty nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder.  Notwithstanding the foregoing, the Guarantor may assign its rights, interests and obligations hereunder without the prior written consent of the Guaranteed Party to any affiliate of the Guarantor (other than Parent or Merger Sub) (except that no such assignment shall relieve the Guarantor of its obligations under this Limited Guaranty unless such affiliate has fully performed and discharged its obligations hereunder). Any purported assignment in violation of this Limited Guaranty will be null and void.

(b)             The Beneficial Owner hereby covenants and agrees to procure that the Guarantor shall not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, give, encumber, assign or otherwise dispose of, or permit any charge, lien or encumbrance over, any Owned Shares.

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8.         NOTICES.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

(a)	If to the Guarantor:

GM Investment Company Limited
48/F, Bank of China Tower
1 Garden Road, Central
Hong Kong
Attention: +(852) 3605 8189
Facsimile: Kong Kam Yu Sammy

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
Bank of China Tower, 39th
One Garden Road, Hong Kong
Attention: Sang Jin Han
Facsimile: + (852) 2160 7807

(b)	If to the Guaranteed Party:

Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing 100020, PRC
Attention: Maggie Wang
Facsimile: +86 (10) 5709 1009

with a copy to (which shall not constitute notice):

Latham & Watkins

41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David T. Zhang
Facsimile: +852 2522 7006

and with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 (10) 6535 5577

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9.         CONTINUING GUARANTY. This Limited Guaranty shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until all of the Guaranteed Obligations have been fully performed. Notwithstanding the foregoing, this Limited Guaranty shall terminate and the Guarantor shall have no further obligations under this Limited Guaranty as of the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where there are no unpaid Guaranteed Obligations of Parent; and (iii) the earlier of (A) the date falling seven (7) months from the date hereof and (B) the date falling 30 days after the termination of the Merger Agreement in circumstances where there are unpaid Guaranteed Obligations of Parent (unless, in the case of clause (iii) above, the Guaranteed Party has made a claim under this Limited Guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or by binding arbitration pursuant to Section 14 (Arbitration) hereof).  Notwithstanding the foregoing, or anything express or implied in this Limited Guaranty or otherwise, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding (A) that the provisions of Section 1 hereof limiting the Guarantor’s liability to its Cap (except as otherwise provided in clause (c) of Section 1) and limiting the Guaranteed Party’s enforcement hereof to the payment of money only or the provisions of this Section 9, Section 10 (No Recourse), Section 11 (Governing Law), Section 15 (No Third Party Beneficiaries) or Section 17 (Miscellaneous) or the last sentence of Section 5 (No Subrogation) hereof are illegal, invalid or unenforceable in whole or in part, (B) that the Guarantor is liable in respect of the Guaranteed Obligations in excess of or to a greater extent than the Cap, or (C) any theory of liability against any Recourse Party (as defined below) or any Non-Recourse Party (as defined below) with respect to this Limited Guaranty, the Equity Funding Letters, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement, or the transactions contemplated hereby or thereby, other than Retained Claims (as defined below) asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with Section 10 hereof, then: (i) the obligations of the Guarantor under or in connection with this Limited Guaranty shall terminate ab initio and be null and void; (ii) if the Guarantor has previously made any payments under or in connection with this Limited Guaranty, it shall be entitled to recover and retain such payments; and (iii) neither the Guarantor nor any other Recourse Parties or any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby.

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10.       NO RECOURSE. The Guaranteed Party acknowledges and agrees that neither Parent nor Merger Sub has any assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Effective Time. By its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party acknowledges and agrees that: (a) no Person other than the Guarantor shall have any obligations under or in connection with this Limited Guaranty, (b) the Guarantor shall have no obligations under or in connection with this Limited Guaranty except as expressly provided by this Limited Guaranty and subject in each case to the Guarantor’s Cap, and (c) no liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Recourse Party or any Non-Recourse Party in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), except that, notwithstanding the foregoing, the Guaranteed Party may assert claims solely against: (i) the Guarantor under, and pursuant to the terms and conditions of, this Limited Guaranty (subject to the Guarantor’s Cap); and (ii) Parent or Merger Sub in accordance with and pursuant to the terms and conditions of the Merger Agreement (the claims described in clauses (i) and (ii) collectively, the “Retained Claims”).

As used herein, the term “Recourse Parties” shall mean Parent, Merger Sub and the Guarantor, collectively, and the term “Non-Recourse Parties” shall mean, collectively, the Recourse Parties’ respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing; provided that none of the Recourse Parties shall be Non-Recourse Parties.

The Guaranteed Party hereby covenants and agrees that it shall not, and it shall cause its Affiliates not to, institute any proceeding or bring any claim in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against (i) the Non-Recourse Parties or (ii) the Guarantor or any other Recourse Parties, except in the case of clause (ii) for Retained Claims asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with the second sentence of this Section 10. Other than the Guaranteed Party, the Guarantor, the other Non-Recourse Parties and the Recourse Parties, no Person shall have any rights or remedies under or in connection with this Limited Guaranty or the transactions contemplated hereby.

11.       GOVERNING LAW. This Limited Guaranty shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.

12.       COUNTERPARTS. This Limited Guaranty shall not be effective until it has been executed and delivered by both parties hereto.  This Limited Guaranty may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Limited Guaranty may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Limited Guaranty is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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13.       ARBITRATION

 a.         Any dispute, controversy or claim arising out of or relating to this Limited Guaranty or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Limited Guaranty) (each a “Dispute”) shall be finally settled by arbitration.

 b.         The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).

 c.         The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

 d.         Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

 e.         Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

 f.         The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

 g.         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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14.       SEVERABILITY. The provisions of this Limited Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable by the Guarantor hereunder to its Cap provided in Section 1 hereof and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof. If any provision of this Limited Guaranty or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party, subject to the provision in the immediately preceding sentence. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

15.       NO THIRD PARTY BENEFICIARIES. This Limited Guaranty shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guaranty is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of this Limited Guaranty the parties intend that all Recourse Parties other than the Guarantor and all Non-Recourse Parties shall be, and such Recourse Parties and Non-Recourse Parties are, intended third party beneficiaries of this Limited Guaranty who may rely on and enforce the provisions of this Limited Guaranty that bar the liability, or otherwise protect the interests, of such Recourse Parties and Non-Recourse Parties.

16.       CONFIDENTIALITY. This Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor; provided, that no such written consent is required for any disclosure of the existence of this Limited Guaranty by the Guaranteed Party (a) to the extent required by applicable Law, (b) to the extent that the information is already publicly available other than as a result of a breach of this Limited Guaranty by the Guaranteed Party or any other Person, (c) pursuant to any litigation relating to the Merger, the Merger Agreement or the transactions contemplated thereby as permitted by or provided in the Merger Agreement or (d) to the Guaranteed Party’s Representatives and Affiliates who need to know of the existence of this Limited Guaranty and are subject to confidentiality obligations.

17.       MISCELLANEOUS.

  (a)             This Limited Guaranty, together with the Merger Agreement (including any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder), the Confidentiality Agreement, the Consortium Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Subscription Agreement contains the entire agreement with respect to the subject matter hereof and supersedes all prior discussions, negotiations, proposals, understandings, agreements and undertakings, whether written or oral, among the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.  No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing.

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  (b)             The descriptive headings contained in this Limited Guaranty are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guaranty.

  (c)             All parties acknowledge that each party and its counsel have reviewed this Limited Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guaranty.

[The remainder of this page is left blank intentionally]

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IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

FUNTALK CHINA HOLDINGS LIMITED

By:	/s/ Yang Hua
Name: Yang Hua
Title: Director

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IN WITNESS WHEREOF, the Guarantor has executed and delivered this Limited Guaranty as of the date first written above.

GM INVESTMENT COMPANY LIMITED

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

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GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

(solely for the purpose of Section 6(b) and Section 7(b))

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Exhibit F

LIMITED GUARANTY

Limited Guaranty, dated as of May 31, 2011 (this “Limited Guaranty”), by Sinowill Holdings Limited ( “Guarantor”) and Kuo Zhang (solely for the purpose of Section 6(b) and Section 7(b) hereof) (“Beneficial Owner”), in favor of Funtalk China Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

This Limited Guaranty is one of eight (8) guaranties (such other limited guaranties, the “Other Limited Guaranties”), with the others being made by PAG Asia I LP, Capital Ally Investments Limited, ARCH Digital Holdings Ltd., GM Investment Company Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (the “Other Guarantors”) and certain other parties, to the Guaranteed Party on the date of this Limited Guaranty.

1.         GUARANTY. (a) To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of May 31, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Fortress Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Fortress Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, the Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, as the primary obligor and not merely as surety, pursuant to the terms and subject to the conditions herein, the due and punctual performance and discharge of 11.44% (the “Guaranteed Percentage”) of (A) the payment obligations of Parent to the Guaranteed Party under Section 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Parent Fee Obligations”) and (B) the expense reimbursement obligations of Parent to the Guaranteed Party under Sections 5.4(d) and 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Expense Obligations” and, together with the Parent Fee Obligations, the “Guaranteed Obligations”). In no event shall the Guarantor’s aggregate liability under this Limited Guaranty (exclusive of reimbursement of expenses, if applicable, pursuant to Section 1(c) of this Limited Guaranty) exceed the Guaranteed Percentage of an aggregate amount equal to (x) any Guaranteed Obligations minus (y) any Guaranteed Obligations actually paid by Parent or Merger Sub to the Guaranteed Party (such limitation on the aggregate liability of the Guarantor for its Guaranteed Obligations being herein referred to as the Guarantor’s “Cap”, subject to adjustment under clause (i) of the last sentence of paragraph 5 below), it being understood that this Limited Guaranty may not be enforced against the Guarantor without giving effect to the Guarantor’s Cap (and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof). The guarantee by the Guarantor of the Guaranteed Obligations under this Limited Guaranty may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The Guarantor shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Limited Guaranty. The Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of this Limited Guaranty.

(b) If Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then the Guarantor’s liabilities and obligations to the Guaranteed Party hereunder in respect of such Guaranteed Obligation shall, on demand, become immediately due and payable (up to the Guarantor’s Cap) and the Guarantor hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed and discharged, such Guaranteed Obligation.

(c) The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is judicially determined that the Guarantor is required to make such payment hereunder.

(d) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guaranty were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against the Guarantor to prevent breaches of this Limited Guaranty and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity (subject, in all cases, to the Cap), and shall not be required to provide any bond or other security in connection with any such order or injunction.  The Guarantor further agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (x) the Guaranteed Party has an adequate remedy at law or (y) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity (collectively, the “Prohibited Defense”).

(e) In furtherance of the foregoing, but subject to the last sentence of paragraph 5, the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor in respect of the performance of the Guaranteed Obligations (subject to the Guarantor’s Cap) regardless of whether any action is brought against Parent, Merger Sub or any of the Other Guarantors, or whether Parent, Merger Sub or any of the Other Guarantors is joined in any action or actions.

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2.         NATURE OF GUARANTY. The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder.  The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub.  In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations (up to the Guarantor’s Cap) as if such payment had not been made.  This Limited Guaranty is a primary obligation of the Guarantor and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against the Guarantor hereunder.

3.         CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS. Subject to clause (i) of the last sentence of paragraph 5 below, the Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors), for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guaranty or affecting the validity or enforceability of this Limited Guaranty. The Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations (in each case, except in the event of any increase in the aggregate amount of the Parent Termination Fee or amendment to the circumstances under which the Guaranteed Obligations is payable); (c) the addition, substitution, any legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge or release of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of the Guarantor or any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement other than any discharge or release arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived hereby; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); (e) the existence of any claim, set-off, judgment or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Guaranteed Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); or (h) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than a discharge of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement). To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to this Limited Guaranty), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than a breach by the Guaranteed Party of this Limited Guaranty). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.  The Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting or assert as a defense in any proceeding, (i) the Prohibited Defenses, (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms or (iii) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement in accordance with its terms.

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4.         NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against the Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

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5.         NO SUBROGATION. The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub  with respect to any of the Guaranteed Obligations that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under or in respect of this Limited Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations shall have been paid in full.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by the Guarantor under this Limited Guaranty. Notwithstanding anything to the contrary contained in this Limited Guaranty or otherwise, the Guaranteed Party hereby agrees that: (i) to the extent Parent or Merger Sub is relieved of all or any portion of the Guaranteed Obligations under the Merger Agreement by the satisfaction thereof or pursuant to any agreement with the Guaranteed Party (any amount so relieved, the “Reduction Amount”), the Cap shall be reduced by an amount equal to the product of the Reduction Amount multiplied by the Guaranteed Percentage; (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guaranty (which in any event shall be subject to the Guarantor’s Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6.         REPRESENTATIONS AND WARRANTIES. (a) The Guarantor hereby represents and warrants that: (i)(A) it is a legal entity duly organized, validly existing and in good standing under the laws of its  jurisdiction of organization, (B) the execution, delivery and performance of this Limited Guaranty have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s memorandum and articles of association, partnership agreement, operating agreement or similar organizational documents, or any Law or material contractual restriction binding on the Guarantor or its assets, and (C) the Person executing and delivering this Limited Guaranty on behalf of the Guarantor is duly authorized to do so; (ii) the Guarantor has all requisite power and authority to execute, deliver and perform this Limited Guaranty; (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Guarantor’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Guarantor; (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); (v) it is the record owner of 9,648,000 ordinary shares, par value $0.001 per share, of the Company (“Owned Shares”), free and clear of all Liens; and (vi) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guaranty shall be available to the Guarantor for so long as this Limited Guaranty shall remain in effect in accordance with Section 9 (Continuing Guaranty) hereof.

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(b) The Beneficial Owner hereby represents and warrants that: (i) he or she is a resident of the People’s Republic of China; (ii) he or she has all requisite power and authority to execute, deliver and perform this Limited Guaranty (solely for the purpose of this Section 6(b) and Section 7(b) hereof); (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Beneficial Owner’s performance of his or her obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof) have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof); and (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Beneficial Owner enforceable against the Beneficial Owner in accordance with its terms.

7.         NO ASSIGNMENT, NO TRANSFER.

(a)             The provisions of this Limited Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither this Limited Guaranty nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder.  Notwithstanding the foregoing, the Guarantor may assign its rights, interests and obligations hereunder without the prior written consent of the Guaranteed Party to any affiliate of the Guarantor (other than Parent or Merger Sub) (except that no such assignment shall relieve the Guarantor of its obligations under this Limited Guaranty unless such affiliate has fully performed and discharged its obligations hereunder). Any purported assignment in violation of this Limited Guaranty will be null and void.

(b)             The Beneficial Owner hereby covenants and agrees to procure that the Guarantor shall not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, give, encumber, assign or otherwise dispose of, or permit any charge, lien or encumbrance over, any Owned Shares.

8.         NOTICES.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

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(a)	If to the Guarantor:

Sinowill Holdings Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Attention: Kuo Zhang
Facsimile: +(86) 10 57091133

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
Bank of China Tower, 39th
One Garden Road, Hong Kong
Attention: Sang Jin Han
Facsimile:  + (852) 2160 7807

(b)	If to the Guaranteed Party:

Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing 100020, PRC
Attention: Maggie Wang
Facsimile: +86 (10) 5709 1009

with a copy to (which shall not constitute notice):

Latham & Watkins
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David T. Zhang
Facsimile: +852 2522 7006

and with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 (10) 6535 5577

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9.         CONTINUING GUARANTY. This Limited Guaranty shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until all of the Guaranteed Obligations have been fully performed. Notwithstanding the foregoing, this Limited Guaranty shall terminate and the Guarantor shall have no further obligations under this Limited Guaranty as of the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where there are no unpaid Guaranteed Obligations of Parent; and (iii) the earlier of (A) the date falling seven (7) months from the date hereof and (B) the date falling 30 days after the termination of the Merger Agreement in circumstances where there are unpaid Guaranteed Obligations of Parent (unless, in the case of clause (iii) above, the Guaranteed Party has made a claim under this Limited Guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or by binding arbitration pursuant to Section 14 (Arbitration) hereof).  Notwithstanding the foregoing, or anything express or implied in this Limited Guaranty or otherwise, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding (A) that the provisions of Section 1 hereof limiting the Guarantor’s liability to its Cap (except as otherwise provided in clause (c) of Section 1) and limiting the Guaranteed Party’s enforcement hereof to the payment of money only or the provisions of this Section 9, Section 10 (No Recourse), Section 11 (Governing Law), Section 15 (No Third Party Beneficiaries) or Section 17 (Miscellaneous) or the last sentence of Section 5 (No Subrogation) hereof are illegal, invalid or unenforceable in whole or in part, (B) that the Guarantor is liable in respect of the Guaranteed Obligations in excess of or to a greater extent than the Cap, or (C) any theory of liability against any Recourse Party (as defined below) or any Non-Recourse Party (as defined below) with respect to this Limited Guaranty, the Equity Funding Letters, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement, or the transactions contemplated hereby or thereby, other than Retained Claims (as defined below) asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with Section 10 hereof, then: (i) the obligations of the Guarantor under or in connection with this Limited Guaranty shall terminate ab initio and be null and void; (ii) if the Guarantor has previously made any payments under or in connection with this Limited Guaranty, it shall be entitled to recover and retain such payments; and (iii) neither the Guarantor nor any other Recourse Parties or any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby.

10.         NO RECOURSE. The Guaranteed Party acknowledges and agrees that neither Parent nor Merger Sub has any assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Effective Time. By its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party acknowledges and agrees that: (a) no Person other than the Guarantor shall have any obligations under or in connection with this Limited Guaranty, (b) the Guarantor shall have no obligations under or in connection with this Limited Guaranty except as expressly provided by this Limited Guaranty and subject in each case to the Guarantor’s Cap, and (c) no liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Recourse Party or any Non-Recourse Party in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), except that, notwithstanding the foregoing, the Guaranteed Party may assert claims solely against: (i) the Guarantor under, and pursuant to the terms and conditions of, this Limited Guaranty (subject to the Guarantor’s Cap); and (ii) Parent or Merger Sub in accordance with and pursuant to the terms and conditions of the Merger Agreement (the claims described in clauses (i) and (ii) collectively, the “Retained Claims”).

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As used herein, the term “Recourse Parties” shall mean Parent, Merger Sub and the Guarantor, collectively, and the term “Non-Recourse Parties” shall mean, collectively, the Recourse Parties’ respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing; provided that none of the Recourse Parties shall be Non-Recourse Parties.

The Guaranteed Party hereby covenants and agrees that it shall not, and it shall cause its Affiliates not to, institute any proceeding or bring any claim in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against (i) the Non-Recourse Parties or (ii) the Guarantor or any other Recourse Parties, except in the case of clause (ii) for Retained Claims asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with the second sentence of this Section 10. Other than the Guaranteed Party, the Guarantor, the other Non-Recourse Parties and the Recourse Parties, no Person shall have any rights or remedies under or in connection with this Limited Guaranty or the transactions contemplated hereby.

11.         GOVERNING LAW. This Limited Guaranty shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.

12.         COUNTERPARTS.  This Limited Guaranty shall not be effective until it has been executed and delivered by both parties hereto.  This Limited Guaranty may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Limited Guaranty may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Limited Guaranty is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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13.         ARBITRATION.

a.         Any dispute, controversy or claim arising out of or relating to this Limited Guaranty or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Limited Guaranty) (each a “Dispute”) shall be finally settled by arbitration.

b.         The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).

c.         The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

d.         Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

e.         Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

f.         The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

g.         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

14.         SEVERABILITY.  The provisions of this Limited Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable by the Guarantor hereunder to its Cap provided in Section 1 hereof and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof. If any provision of this Limited Guaranty or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party, subject to the provision in the immediately preceding sentence. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

15.         NO THIRD PARTY BENEFICIARIES. This Limited Guaranty shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guaranty is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of this Limited Guaranty the parties intend that all Recourse Parties other than the Guarantor and all Non-Recourse Parties shall be, and such Recourse Parties and Non-Recourse Parties are, intended third party beneficiaries of this Limited Guaranty who may rely on and enforce the provisions of this Limited Guaranty that bar the liability, or otherwise protect the interests, of such Recourse Parties and Non-Recourse Parties.

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16.         CONFIDENTIALITY. This Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor; provided, that no such written consent is required for any disclosure of the existence of this Limited Guaranty by the Guaranteed Party (a) to the extent required by applicable Law, (b) to the extent that the information is already publicly available other than as a result of a breach of this Limited Guaranty by the Guaranteed Party or any other Person, (c) pursuant to any litigation relating to the Merger, the Merger Agreement or the transactions contemplated thereby as permitted by or provided in the Merger Agreement or (d) to the Guaranteed Party’s Representatives and Affiliates who need to know of the existence of this Limited Guaranty and are subject to confidentiality obligations.

17.         MISCELLANEOUS.

   (a)             This Limited Guaranty, together with the Merger Agreement (including any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder), the Confidentiality Agreement, the Consortium Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Subscription Agreement contains the entire agreement with respect to the subject matter hereof and supersedes all prior discussions, negotiations, proposals, understandings, agreements and undertakings, whether written or oral, among the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.  No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing.

   (b)             The descriptive headings contained in this Limited Guaranty are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guaranty.

   (c)             All parties acknowledge that each party and its counsel have reviewed this Limited Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guaranty.

[The remainder of this page is left blank intentionally]

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IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

FUNTALK CHINA HOLDINGS LIMITED

By:	/s/ Yang Hua
Name: Yang Hua
Title: Director

IN WITNESS WHEREOF, the Guarantor has executed and delivered this Limited Guaranty as of the date first written above.

SINOWILL HOLDINGS LIMITED

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

By:	/s/ Kuo Zhang
Kuo Zhang

(solely for the purpose of Section 6(b) and Section 7(b))

Exhibit G

LIMITED GUARANTY

Limited Guaranty, dated as of May 31, 2011 (this “Limited Guaranty”), by Huge Harvest Enterprises Limited ( “Guarantor”) and Dongping Fei (solely for the purpose of Section 6(b) and Section 7(b) hereof) (“Beneficial Owner”), in favor of Funtalk China Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

This Limited Guaranty is one of eight (8) guaranties (such other limited guaranties, the “Other Limited Guaranties”), with the others being made by PAG Asia I LP, Capital Ally Investments Limited, ARCH Digital Holdings Ltd., Sinowill Holdings Limited, GM Investment Company Limited, Kingstate Group Limited and Trend Focus Limited (the “Other Guarantors”) and certain other parties, to the Guaranteed Party on the date of this Limited Guaranty.

1.         GUARANTY.  (a) To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of May 31, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Fortress Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Fortress Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, the Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, as the primary obligor and not merely as surety, pursuant to the terms and subject to the conditions herein, the due and punctual performance and discharge of 2.86% (the “Guaranteed Percentage”) of (A) the payment obligations of Parent to the Guaranteed Party under Section 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Parent Fee Obligations”) and (B) the expense reimbursement obligations of Parent to the Guaranteed Party under Sections 5.4(d) and 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Expense Obligations” and, together with the Parent Fee Obligations, the “Guaranteed Obligations”). In no event shall the Guarantor’s aggregate liability under this Limited Guaranty (exclusive of reimbursement of expenses, if applicable, pursuant to Section 1(c) of this Limited Guaranty) exceed the Guaranteed Percentage of an aggregate amount equal to (x) any Guaranteed Obligations minus (y) any Guaranteed Obligations actually paid by Parent or Merger Sub to the Guaranteed Party (such limitation on the aggregate liability of the Guarantor for its Guaranteed Obligations being herein referred to as the Guarantor’s “Cap”, subject to adjustment under clause (i) of the last sentence of paragraph 5 below), it being understood that this Limited Guaranty may not be enforced against the Guarantor without giving effect to the Guarantor’s Cap (and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof). The guarantee by the Guarantor of the Guaranteed Obligations under this Limited Guaranty may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The Guarantor shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Limited Guaranty. The Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of this Limited Guaranty.

(b) If Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then the Guarantor’s liabilities and obligations to the Guaranteed Party hereunder in respect of such Guaranteed Obligation shall, on demand, become immediately due and payable (up to the Guarantor’s Cap) and the Guarantor hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed and discharged, such Guaranteed Obligation.

(c) The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is judicially determined that the Guarantor is required to make such payment hereunder.

(d) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guaranty were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against the Guarantor to prevent breaches of this Limited Guaranty and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity (subject, in all cases, to the Cap), and shall not be required to provide any bond or other security in connection with any such order or injunction.  The Guarantor further agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (x) the Guaranteed Party has an adequate remedy at law or (y) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity (collectively, the “Prohibited Defense”).

(e) In furtherance of the foregoing, but subject to the last sentence of paragraph 5, the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor in respect of the performance of the Guaranteed Obligations (subject to the Guarantor’s Cap) regardless of whether any action is brought against Parent, Merger Sub or any of the Other Guarantors, or whether Parent, Merger Sub or any of the Other Guarantors is joined in any action or actions.

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2.         NATURE OF GUARANTY. The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder.  The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub.  In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations (up to the Guarantor’s Cap) as if such payment had not been made.  This Limited Guaranty is a primary obligation of the Guarantor and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against the Guarantor hereunder.

3.         CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS.  Subject to clause (i) of the last sentence of paragraph 5 below, the Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors), for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guaranty or affecting the validity or enforceability of this Limited Guaranty. The Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations (in each case, except in the event of any increase in the aggregate amount of the Parent Termination Fee or amendment to the circumstances under which the Guaranteed Obligations is payable); (c) the addition, substitution, any legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge or release of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of the Guarantor or any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement other than any discharge or release arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived hereby; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); (e) the existence of any claim, set-off, judgment or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Guaranteed Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); or (h) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than a discharge of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement). To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to this Limited Guaranty), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than a breach by the Guaranteed Party of this Limited Guaranty). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.  The Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting or assert as a defense in any proceeding, (i) the Prohibited Defenses, (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms or (iii) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement in accordance with its terms.

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4.         NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against the Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

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5.         NO SUBROGATION. The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub  with respect to any of the Guaranteed Obligations that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under or in respect of this Limited Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations shall have been paid in full.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by the Guarantor under this Limited Guaranty. Notwithstanding anything to the contrary contained in this Limited Guaranty or otherwise, the Guaranteed Party hereby agrees that: (i) to the extent Parent or Merger Sub is relieved of all or any portion of the Guaranteed Obligations under the Merger Agreement by the satisfaction thereof or pursuant to any agreement with the Guaranteed Party (any amount so relieved, the “Reduction Amount”), the Cap shall be reduced by an amount equal to the product of the Reduction Amount multiplied by the Guaranteed Percentage; (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guaranty (which in any event shall be subject to the Guarantor’s Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6.         REPRESENTATIONS AND WARRANTIES. (a) The Guarantor hereby represents and warrants that: (i)(A) it is a legal entity duly organized, validly existing and in good standing under the laws of its  jurisdiction of organization, (B) the execution, delivery and performance of this Limited Guaranty have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s memorandum and articles of association, partnership agreement, operating agreement or similar organizational documents, or any Law or material contractual restriction binding on the Guarantor or its assets, and (C) the Person executing and delivering this Limited Guaranty on behalf of the Guarantor is duly authorized to do so; (ii) the Guarantor has all requisite power and authority to execute, deliver and perform this Limited Guaranty; (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Guarantor’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Guarantor; (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); (v) it is the record owner of 2,412,000 ordinary shares, par value $0.001 per share, of the Company (“Owned Shares”), free and clear of all Liens; and (vi) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guaranty shall be available to the Guarantor for so long as this Limited Guaranty shall remain in effect in accordance with Section 9 (Continuing Guaranty) hereof.

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(b) The Beneficial Owner hereby represents and warrants that: (i) he or she is a resident of the People’s Republic of China; (ii) he or she has all requisite power and authority to execute, deliver and perform this Limited Guaranty (solely for the purpose of this Section 6(b) and Section 7(b) hereof); (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Beneficial Owner’s performance of his or her obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof) have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof); and (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Beneficial Owner enforceable against the Beneficial Owner in accordance with its terms.

7.         NO ASSIGNMENT, NO TRANSFER.

(a)             The provisions of this Limited Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither this Limited Guaranty nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder.  Notwithstanding the foregoing, the Guarantor may assign its rights, interests and obligations hereunder without the prior written consent of the Guaranteed Party to any affiliate of the Guarantor (other than Parent or Merger Sub) (except that no such assignment shall relieve the Guarantor of its obligations under this Limited Guaranty unless such affiliate has fully performed and discharged its obligations hereunder). Any purported assignment in violation of this Limited Guaranty will be null and void.

(b)             The Beneficial Owner hereby covenants and agrees to procure that the Guarantor shall not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, give, encumber, assign or otherwise dispose of, or permit any charge, lien or encumbrance over, any Owned Shares.

8.         NOTICES.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

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(a)	If to the Guarantor:

Huge Harvest Enterprises Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Attention: Dongping Fei
Facsimile: +(86) 10 57091199

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
Bank of China Tower, 39th
One Garden Road, Hong Kong
Attention: Sang Jin Han
Facsimile:  + (852) 2160 7807

(b)	If to the Guaranteed Party:

Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing 100020, PRC
Attention: Maggie Wang
Facsimile: +86 (10) 5709 1009

with a copy to (which shall not constitute notice):

Latham & Watkins
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David T. Zhang
Facsimile: +852 2522 7006

and with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 (10) 6535 5577

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9.         CONTINUING GUARANTY. This Limited Guaranty shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until all of the Guaranteed Obligations have been fully performed. Notwithstanding the foregoing, this Limited Guaranty shall terminate and the Guarantor shall have no further obligations under this Limited Guaranty as of the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where there are no unpaid Guaranteed Obligations of Parent; and (iii) the earlier of (A) the date falling seven (7) months from the date hereof and (B) the date falling 30 days after the termination of the Merger Agreement in circumstances where there are unpaid Guaranteed Obligations of Parent (unless, in the case of clause (iii) above, the Guaranteed Party has made a claim under this Limited Guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or by binding arbitration pursuant to Section 14 (Arbitration) hereof).  Notwithstanding the foregoing, or anything express or implied in this Limited Guaranty or otherwise, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding (A) that the provisions of Section 1 hereof limiting the Guarantor’s liability to its Cap (except as otherwise provided in clause (c) of Section 1) and limiting the Guaranteed Party’s enforcement hereof to the payment of money only or the provisions of this Section 9, Section 10 (No Recourse), Section 11 (Governing Law), Section 15 (No Third Party Beneficiaries) or Section 17 (Miscellaneous) or the last sentence of Section 5 (No Subrogation) hereof are illegal, invalid or unenforceable in whole or in part, (B) that the Guarantor is liable in respect of the Guaranteed Obligations in excess of or to a greater extent than the Cap, or (C) any theory of liability against any Recourse Party (as defined below) or any Non-Recourse Party (as defined below) with respect to this Limited Guaranty, the Equity Funding Letters, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement, or the transactions contemplated hereby or thereby, other than Retained Claims (as defined below) asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with Section 10 hereof, then: (i) the obligations of the Guarantor under or in connection with this Limited Guaranty shall terminate ab initio and be null and void; (ii) if the Guarantor has previously made any payments under or in connection with this Limited Guaranty, it shall be entitled to recover and retain such payments; and (iii) neither the Guarantor nor any other Recourse Parties or any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby.

10.       NO RECOURSE. The Guaranteed Party acknowledges and agrees that neither Parent nor Merger Sub has any assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Effective Time. By its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party acknowledges and agrees that: (a) no Person other than the Guarantor shall have any obligations under or in connection with this Limited Guaranty, (b) the Guarantor shall have no obligations under or in connection with this Limited Guaranty except as expressly provided by this Limited Guaranty and subject in each case to the Guarantor’s Cap, and (c) no liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Recourse Party or any Non-Recourse Party in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), except that, notwithstanding the foregoing, the Guaranteed Party may assert claims solely against: (i) the Guarantor under, and pursuant to the terms and conditions of, this Limited Guaranty (subject to the Guarantor’s Cap); and (ii) Parent or Merger Sub in accordance with and pursuant to the terms and conditions of the Merger Agreement (the claims described in clauses (i) and (ii) collectively, the “Retained Claims”).

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As used herein, the term “Recourse Parties” shall mean Parent, Merger Sub and the Guarantor, collectively, and the term “Non-Recourse Parties” shall mean, collectively, the Recourse Parties’ respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing; provided that none of the Recourse Parties shall be Non-Recourse Parties.

The Guaranteed Party hereby covenants and agrees that it shall not, and it shall cause its Affiliates not to, institute any proceeding or bring any claim in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against (i) the Non-Recourse Parties or (ii) the Guarantor or any other Recourse Parties, except in the case of clause (ii) for Retained Claims asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with the second sentence of this Section 10. Other than the Guaranteed Party, the Guarantor, the other Non-Recourse Parties and the Recourse Parties, no Person shall have any rights or remedies under or in connection with this Limited Guaranty or the transactions contemplated hereby.

11.       GOVERNING LAW. This Limited Guaranty shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.

12.       COUNTERPARTS.  This Limited Guaranty shall not be effective until it has been executed and delivered by both parties hereto.  This Limited Guaranty may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Limited Guaranty may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Limited Guaranty is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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13.       ARBITRATION.

a.         Any dispute, controversy or claim arising out of or relating to this Limited Guaranty or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Limited Guaranty) (each a “Dispute”) shall be finally settled by arbitration.

b.         The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).

c.         The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

d.         Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

e.         Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

f.         The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

g.         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

14.       SEVERABILITY.  The provisions of this Limited Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable by the Guarantor hereunder to its Cap provided in Section 1 hereof and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof. If any provision of this Limited Guaranty or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party, subject to the provision in the immediately preceding sentence. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

15.       NO THIRD PARTY BENEFICIARIES. This Limited Guaranty shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guaranty is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of this Limited Guaranty the parties intend that all Recourse Parties other than the Guarantor and all Non-Recourse Parties shall be, and such Recourse Parties and Non-Recourse Parties are, intended third party beneficiaries of this Limited Guaranty who may rely on and enforce the provisions of this Limited Guaranty that bar the liability, or otherwise protect the interests, of such Recourse Parties and Non-Recourse Parties.

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16.       CONFIDENTIALITY. This Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor; provided, that no such written consent is required for any disclosure of the existence of this Limited Guaranty by the Guaranteed Party (a) to the extent required by applicable Law, (b) to the extent that the information is already publicly available other than as a result of a breach of this Limited Guaranty by the Guaranteed Party or any other Person, (c) pursuant to any litigation relating to the Merger, the Merger Agreement or the transactions contemplated thereby as permitted by or provided in the Merger Agreement or (d) to the Guaranteed Party’s Representatives and Affiliates who need to know of the existence of this Limited Guaranty and are subject to confidentiality obligations.

17.       MISCELLANEOUS.

(a)             This Limited Guaranty, together with the Merger Agreement (including any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder), the Confidentiality Agreement, the Consortium Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Subscription Agreement contains the entire agreement with respect to the subject matter hereof and supersedes all prior discussions, negotiations, proposals, understandings, agreements and undertakings, whether written or oral, among the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.  No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing.

(b)             The descriptive headings contained in this Limited Guaranty are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guaranty.

(c)             All parties acknowledge that each party and its counsel have reviewed this Limited Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guaranty.

[The remainder of this page is left blank intentionally]

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IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

FUNTALK CHINA HOLDINGS LIMITED

By:	/s/ Yang Hua
Name: Yang Hua
Title: Director

IN WITNESS WHEREOF, the Guarantor has executed and delivered this Limited Guaranty as of the date first written above.

HUGE HARVEST ENTERPRISES LIMITED

By:	/s/ Dongping Fei
Name: Dongping Fei
Title: Director

By:	/s/ Dongping Fei
Dongping Fei

(solely for the purpose of Section 6(b) and Section 7(b))

Exhibit H

LIMITED GUARANTY

Limited Guaranty, dated as of May 31, 2011 (this “Limited Guaranty”), by Kingstate Group Limited ( “Guarantor”) and Hengyang Zhou (solely for the purpose of Section 6(b) and Section 7(b) hereof) (“Beneficial Owner”), in favor of Funtalk China Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

This Limited Guaranty is one of eight (8) guaranties (such other limited guaranties, the “Other Limited Guaranties”), with the others being made by PAG Asia I LP, Capital Ally Investments Limited, ARCH Digital Holdings Ltd., Sinowill Holdings Limited, Huge Harvest Enterprises Limited, GM Investment Company Limited and Trend Focus Limited (the “Other Guarantors”) and certain other parties, to the Guaranteed Party on the date of this Limited Guaranty.

1.         GUARANTY. (a) To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of May 31, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Fortress Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Fortress Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, the Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, as the primary obligor and not merely as surety, pursuant to the terms and subject to the conditions herein, the due and punctual performance and discharge of 2.86% (the “Guaranteed Percentage”) of (A) the payment obligations of Parent to the Guaranteed Party under Section 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Parent Fee Obligations”) and (B) the expense reimbursement obligations of Parent to the Guaranteed Party under Sections 5.4(d) and 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Expense Obligations” and, together with the Parent Fee Obligations, the “Guaranteed Obligations”). In no event shall the Guarantor’s aggregate liability under this Limited Guaranty (exclusive of reimbursement of expenses, if applicable, pursuant to Section 1(c) of this Limited Guaranty) exceed the Guaranteed Percentage of an aggregate amount equal to (x) any Guaranteed Obligations minus (y) any Guaranteed Obligations actually paid by Parent or Merger Sub to the Guaranteed Party (such limitation on the aggregate liability of the Guarantor for its Guaranteed Obligations being herein referred to as the Guarantor’s “Cap”, subject to adjustment under clause (i) of the last sentence of paragraph 5 below), it being understood that this Limited Guaranty may not be enforced against the Guarantor without giving effect to the Guarantor’s Cap (and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof). The guarantee by the Guarantor of the Guaranteed Obligations under this Limited Guaranty may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The Guarantor shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Limited Guaranty. The Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of this Limited Guaranty.

(b) If Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then the Guarantor’s liabilities and obligations to the Guaranteed Party hereunder in respect of such Guaranteed Obligation shall, on demand, become immediately due and payable (up to the Guarantor’s Cap) and the Guarantor hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed and discharged, such Guaranteed Obligation.

(c) The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is judicially determined that the Guarantor is required to make such payment hereunder.

(d) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guaranty were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against the Guarantor to prevent breaches of this Limited Guaranty and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity (subject, in all cases, to the Cap), and shall not be required to provide any bond or other security in connection with any such order or injunction.  The Guarantor further agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (x) the Guaranteed Party has an adequate remedy at law or (y) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity (collectively, the “Prohibited Defense”).

(e) In furtherance of the foregoing, but subject to the last sentence of paragraph 5, the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor in respect of the performance of the Guaranteed Obligations (subject to the Guarantor’s Cap) regardless of whether any action is brought against Parent, Merger Sub or any of the Other Guarantors, or whether Parent, Merger Sub or any of the Other Guarantors is joined in any action or actions.

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2.         NATURE OF GUARANTY. The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder.  The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub.  In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations (up to the Guarantor’s Cap) as if such payment had not been made.  This Limited Guaranty is a primary obligation of the Guarantor and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against the Guarantor hereunder.

3.         CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS. Subject to clause (i) of the last sentence of paragraph 5 below, the Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors), for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guaranty or affecting the validity or enforceability of this Limited Guaranty. The Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations (in each case, except in the event of any increase in the aggregate amount of the Parent Termination Fee or amendment to the circumstances under which the Guaranteed Obligations is payable); (c) the addition, substitution, any legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge or release of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of the Guarantor or any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement other than any discharge or release arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived hereby; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); (e) the existence of any claim, set-off, judgment or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Guaranteed Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); or (h) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than a discharge of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement). To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to this Limited Guaranty), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than a breach by the Guaranteed Party of this Limited Guaranty). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.  The Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting or assert as a defense in any proceeding, (i) the Prohibited Defenses, (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms or (iii) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement in accordance with its terms.

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4.         NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against the Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

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5.         NO SUBROGATION. The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub  with respect to any of the Guaranteed Obligations that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under or in respect of this Limited Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations shall have been paid in full.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by the Guarantor under this Limited Guaranty. Notwithstanding anything to the contrary contained in this Limited Guaranty or otherwise, the Guaranteed Party hereby agrees that: (i) to the extent Parent or Merger Sub is relieved of all or any portion of the Guaranteed Obligations under the Merger Agreement by the satisfaction thereof or pursuant to any agreement with the Guaranteed Party (any amount so relieved, the “Reduction Amount”), the Cap shall be reduced by an amount equal to the product of the Reduction Amount multiplied by the Guaranteed Percentage; (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guaranty (which in any event shall be subject to the Guarantor’s Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6.         REPRESENTATIONS AND WARRANTIES. (a) The Guarantor hereby  represents and warrants that: (i)(A) it is a legal entity duly organized, validly existing and in good standing under the laws of its  jurisdiction of organization, (B) the execution, delivery and performance of this Limited Guaranty have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s memorandum and articles of association, partnership agreement, operating agreement or similar organizational documents, or any Law or material contractual restriction binding on the Guarantor or its assets, and (C) the Person executing and delivering this Limited Guaranty on behalf of the Guarantor is duly authorized to do so; (ii) the Guarantor has all requisite power and authority to execute, deliver and perform this Limited Guaranty; (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Guarantor’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Guarantor; (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); (v) it is the record owner of 2,412,000 ordinary shares, par value $0.001 per share, of the Company (“Owned Shares”), free and clear of all Liens; and (vi) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guaranty shall be available to the Guarantor for so long as this Limited Guaranty shall remain in effect in accordance with Section 9 (Continuing Guaranty) hereof.

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(b) The Beneficial Owner hereby represents and warrants that: (i) he or she is a resident of the People’s Republic of China; (ii) he or she has all requisite power and authority to execute, deliver and perform this Limited Guaranty (solely for the purpose of this Section 6(b) and Section 7(b) hereof); (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Beneficial Owner’s performance of his or her obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof) have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof); and (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Beneficial Owner enforceable against the Beneficial Owner in accordance with its terms.

7.        NO ASSIGNMENT, NO TRANSFER.

(a)             The provisions of this Limited Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither this Limited Guaranty nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder.  Notwithstanding the foregoing, the Guarantor may assign its rights, interests and obligations hereunder without the prior written consent of the Guaranteed Party to any affiliate of the Guarantor (other than Parent or Merger Sub) (except that no such assignment shall relieve the Guarantor of its obligations under this Limited Guaranty unless such affiliate has fully performed and discharged its obligations hereunder). Any purported assignment in violation of this Limited Guaranty will be null and void.

(b)             The Beneficial Owner hereby covenants and agrees to procure that the Guarantor shall not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, give, encumber, assign or otherwise dispose of, or permit any charge, lien or encumbrance over, any Owned Shares.

8.        NOTICES.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

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(a)	If to the Guarantor:

Kingstate Group Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Attention: Hengyang Zhou
Facsimile: +(86) 10 57091689

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
Bank of China Tower, 39th
One Garden Road, Hong Kong
Attention: Sang Jin Han
Facsimile:  + (852) 2160 7807

(b)	If to the Guaranteed Party:

Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing 100020, PRC
Attention: Maggie Wang
Facsimile: +86 (10) 5709 1009

with a copy to (which shall not constitute notice):

Latham & Watkins
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David T. Zhang
Facsimile: +852 2522 7006

and

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 (10) 6535 5577

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9.         CONTINUING GUARANTY. This Limited Guaranty shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until all of the Guaranteed Obligations have been fully performed. Notwithstanding the foregoing, this Limited Guaranty shall terminate and the Guarantor shall have no further obligations under this Limited Guaranty as of the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where there are no unpaid Guaranteed Obligations of Parent; and (iii) the earlier of (A) the date falling seven (7) months from the date hereof and (B) the date falling 30 days after the termination of the Merger Agreement in circumstances where there are unpaid Guaranteed Obligations of Parent (unless, in the case of clause (iii) above, the Guaranteed Party has made a claim under this Limited Guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or by binding arbitration pursuant to Section 14 (Arbitration) hereof).  Notwithstanding the foregoing, or anything express or implied in this Limited Guaranty or otherwise, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding (A) that the provisions of Section 1 hereof limiting the Guarantor’s liability to its Cap (except as otherwise provided in clause (c) of Section 1) and limiting the Guaranteed Party’s enforcement hereof to the payment of money only or the provisions of this Section 9, Section 10 (No Recourse), Section 11 (Governing Law), Section 15 (No Third Party Beneficiaries) or Section 17 (Miscellaneous) or the last sentence of Section 5 (No Subrogation) hereof are illegal, invalid or unenforceable in whole or in part, (B) that the Guarantor is liable in respect of the Guaranteed Obligations in excess of or to a greater extent than the Cap, or (C) any theory of liability against any Recourse Party (as defined below) or any Non-Recourse Party (as defined below) with respect to this Limited Guaranty, the Equity Funding Letters, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement, or the transactions contemplated hereby or thereby, other than Retained Claims (as defined below) asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with Section 10 hereof, then: (i) the obligations of the Guarantor under or in connection with this Limited Guaranty shall terminate ab initio and be null and void; (ii) if the Guarantor has previously made any payments under or in connection with this Limited Guaranty, it shall be entitled to recover and retain such payments; and (iii) neither the Guarantor nor any other Recourse Parties or any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby.

10.       NO RECOURSE. The Guaranteed Party acknowledges and agrees that neither Parent nor Merger Sub has any assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Effective Time. By its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party acknowledges and agrees that: (a) no Person other than the Guarantor shall have any obligations under or in connection with this Limited Guaranty, (b) the Guarantor shall have no obligations under or in connection with this Limited Guaranty except as expressly provided by this Limited Guaranty and subject in each case to the Guarantor’s Cap, and (c) no liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Recourse Party or any Non-Recourse Party in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), except that, notwithstanding the foregoing, the Guaranteed Party may assert claims solely against: (i) the Guarantor under, and pursuant to the terms and conditions of, this Limited Guaranty (subject to the Guarantor’s Cap); and (ii) Parent or Merger Sub in accordance with and pursuant to the terms and conditions of the Merger Agreement (the claims described in clauses (i) and (ii) collectively, the “Retained Claims”).

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As used herein, the term “Recourse Parties” shall mean Parent, Merger Sub and the Guarantor, collectively, and the term “Non-Recourse Parties” shall mean, collectively, the Recourse Parties’ respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing; provided that none of the Recourse Parties shall be Non-Recourse Parties.

The Guaranteed Party hereby covenants and agrees that it shall not, and it shall cause its Affiliates not to, institute any proceeding or bring any claim in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against (i) the Non-Recourse Parties or (ii) the Guarantor or any other Recourse Parties, except in the case of clause (ii) for Retained Claims asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with the second sentence of this Section 10. Other than the Guaranteed Party, the Guarantor, the other Non-Recourse Parties and the Recourse Parties, no Person shall have any rights or remedies under or in connection with this Limited Guaranty or the transactions contemplated hereby.

11.         GOVERNING LAW. This Limited Guaranty shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.

12.         COUNTERPARTS.  This Limited Guaranty shall not be effective until it has been executed and delivered by both parties hereto.  This Limited Guaranty may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Limited Guaranty may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Limited Guaranty is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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13.         ARBITRATION.

a.         Any dispute, controversy or claim arising out of or relating to this Limited Guaranty or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Limited Guaranty) (each a “Dispute”) shall be finally settled by arbitration.

b.         The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).

c.         The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

d.         Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

e.         Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

f.         The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

g.         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

14.         SEVERABILITY.  The provisions of this Limited Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable by the Guarantor hereunder to its Cap provided in Section 1 hereof and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof. If any provision of this Limited Guaranty or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party, subject to the provision in the immediately preceding sentence. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

15.         NO THIRD PARTY BENEFICIARIES. This Limited Guaranty shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guaranty is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of this Limited Guaranty the parties intend that all Recourse Parties other than the Guarantor and all Non-Recourse Parties shall be, and such Recourse Parties and Non-Recourse Parties are, intended third party beneficiaries of this Limited Guaranty who may rely on and enforce the provisions of this Limited Guaranty that bar the liability, or otherwise protect the interests, of such Recourse Parties and Non-Recourse Parties.

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16.       CONFIDENTIALITY. This Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor; provided, that no such written consent is required for any disclosure of the existence of this Limited Guaranty by the Guaranteed Party (a) to the extent required by applicable Law, (b) to the extent that the information is already publicly available other than as a result of a breach of this Limited Guaranty by the Guaranteed Party or any other Person, (c) pursuant to any litigation relating to the Merger, the Merger Agreement or the transactions contemplated thereby as permitted by or provided in the Merger Agreement or (d) to the Guaranteed Party’s Representatives and Affiliates who need to know of the existence of this Limited Guaranty and are subject to confidentiality obligations.

17.       MISCELLANEOUS.

(a)             This Limited Guaranty, together with the Merger Agreement (including any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder), the Confidentiality Agreement, the Consortium Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Subscription Agreement contains the entire agreement with respect to the subject matter hereof and supersedes all prior discussions, negotiations, proposals, understandings, agreements and undertakings, whether written or oral, among the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.  No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing.

(b)             The descriptive headings contained in this Limited Guaranty are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guaranty.

(c)             All parties acknowledge that each party and its counsel have reviewed this Limited Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guaranty.

[The remainder of this page is left blank intentionally]

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IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

FUNTALK CHINA HOLDINGS LIMITED

By:	/s/ Yang Hua
Name: Yang Hua
Title: Director

IN WITNESS WHEREOF, the Guarantor has executed and delivered this Limited Guaranty as of the date first written above.

KINGSTATE GROUP LIMITED

By:	/s/ Hengyang Zhou
Name: Hengyang Zhou
Title: Director

By:	/s/ Hengyang Zhou
Hengyang Zhou

(solely for the purpose of Section 6(b) and Section 7(b))

Exhibit I

LIMITED GUARANTY

Limited Guaranty, dated as of May 31, 2011 (this “Limited Guaranty”), by Trend Focus Limited ( “Guarantor”) and Francis Kwok Cheong Wan (solely for the purpose of Section 6(b) and Section 7(b) hereof) (“Beneficial Owner”), in favor of Funtalk China Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

This Limited Guaranty is one of eight (8) guaranties (such other limited guaranties, the “Other Limited Guaranties”), with the others being made by PAG Asia I LP, Capital Ally Investments Limited, ARCH Digital Holdings Ltd., Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and GM Investment Company Limited (the “Other Guarantors”) and certain other parties, to the Guaranteed Party on the date of this Limited Guaranty.

1.         GUARANTY. (a) To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of May 31, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Fortress Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Fortress Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, the Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, as the primary obligor and not merely as surety, pursuant to the terms and subject to the conditions herein, the due and punctual performance and discharge of 0.72% (the “Guaranteed Percentage”) of (A) the payment obligations of Parent to the Guaranteed Party under Section 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Parent Fee Obligations”) and (B) the expense reimbursement obligations of Parent to the Guaranteed Party under Sections 5.4(d) and 8.5(c) of the Merger Agreement as and when due under the Merger Agreement (the “Expense Obligations” and, together with the Parent Fee Obligations, the “Guaranteed Obligations”). In no event shall the Guarantor’s aggregate liability under this Limited Guaranty (exclusive of reimbursement of expenses, if applicable, pursuant to Section 1(c) of this Limited Guaranty) exceed the Guaranteed Percentage of an aggregate amount equal to (x) any Guaranteed Obligations minus (y) any Guaranteed Obligations actually paid by Parent or Merger Sub to the Guaranteed Party (such limitation on the aggregate liability of the Guarantor for its Guaranteed Obligations being herein referred to as the Guarantor’s “Cap”, subject to adjustment under clause (i) of the last sentence of paragraph 5 below), it being understood that this Limited Guaranty may not be enforced against the Guarantor without giving effect to the Guarantor’s Cap (and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof). The guarantee by the Guarantor of the Guaranteed Obligations under this Limited Guaranty may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The Guarantor shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Limited Guaranty. The Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of this Limited Guaranty.

(b) If Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then the Guarantor’s liabilities and obligations to the Guaranteed Party hereunder in respect of such Guaranteed Obligation shall, on demand, become immediately due and payable (up to the Guarantor’s Cap) and the Guarantor hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed and discharged, such Guaranteed Obligation.

(c) The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is judicially determined that the Guarantor is required to make such payment hereunder.

(d) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guaranty were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against the Guarantor to prevent breaches of this Limited Guaranty and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity (subject, in all cases, to the Cap), and shall not be required to provide any bond or other security in connection with any such order or injunction.  The Guarantor further agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (x) the Guaranteed Party has an adequate remedy at law or (y) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity (collectively, the “Prohibited Defense”).

(e) In furtherance of the foregoing, but subject to the last sentence of paragraph 5, the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor in respect of the performance of the Guaranteed Obligations (subject to the Guarantor’s Cap) regardless of whether any action is brought against Parent, Merger Sub or any of the Other Guarantors, or whether Parent, Merger Sub or any of the Other Guarantors is joined in any action or actions.

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2.         NATURE OF GUARANTY. The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder.  The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub.  In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations (up to the Guarantor’s Cap) as if such payment had not been made.  This Limited Guaranty is a primary obligation of the Guarantor and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against the Guarantor hereunder.

3.         CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS. Subject to clause (i) of the last sentence of paragraph 5 below, the Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors), for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guaranty or affecting the validity or enforceability of this Limited Guaranty. The Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations (in each case, except in the event of any increase in the aggregate amount of the Parent Termination Fee or amendment to the circumstances under which the Guaranteed Obligations is payable); (c) the addition, substitution, any legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge or release of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of the Guarantor or any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement other than any discharge or release arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived hereby; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); (e) the existence of any claim, set-off, judgment or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Guaranteed Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including the Other Guarantors); or (h) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than a discharge of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement). To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to this Limited Guaranty), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than a breach by the Guaranteed Party of this Limited Guaranty). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.  The Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting or assert as a defense in any proceeding, (i) the Prohibited Defenses, (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms or (iii) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement in accordance with its terms.

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4.         NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against the Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

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5.         NO SUBROGATION. The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub  with respect to any of the Guaranteed Obligations that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under or in respect of this Limited Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations shall have been paid in full.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by the Guarantor under this Limited Guaranty. Notwithstanding anything to the contrary contained in this Limited Guaranty or otherwise, the Guaranteed Party hereby agrees that: (i) to the extent Parent or Merger Sub is relieved of all or any portion of the Guaranteed Obligations under the Merger Agreement by the satisfaction thereof or pursuant to any agreement with the Guaranteed Party (any amount so relieved, the “Reduction Amount”), the Cap shall be reduced by an amount equal to the product of the Reduction Amount multiplied by the Guaranteed Percentage; (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guaranty (which in any event shall be subject to the Guarantor’s Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6.         REPRESENTATIONS AND WARRANTIES. (a) The Guarantor hereby represents and warrants that: (i)(A) it is a legal entity duly organized, validly existing and in good standing under the laws of its  jurisdiction of organization, (B) the execution, delivery and performance of this Limited Guaranty have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s memorandum and articles of association, partnership agreement, operating agreement or similar organizational documents, or any Law or material contractual restriction binding on the Guarantor or its assets, and (C) the Person executing and delivering this Limited Guaranty on behalf of the Guarantor is duly authorized to do so; (ii) the Guarantor has all requisite power and authority to execute, deliver and perform this Limited Guaranty; (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Guarantor’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Guarantor; (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); (v) it is the record owner of 603,000 ordinary shares, par value $0.001 per share, of the Company (“Owned Shares”), free and clear of all Liens; and (vi) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guaranty shall be available to the Guarantor for so long as this Limited Guaranty shall remain in effect in accordance with Section 9 (Continuing Guaranty) hereof.

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(b) The Beneficial Owner hereby represents and warrants that: (i) he or she is a resident of the People’s Republic of China; (ii) he or she has all requisite power and authority to execute, deliver and perform this Limited Guaranty (solely for the purpose of this Section 6(b) and Section 7(b) hereof); (iii) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Beneficial Owner’s performance of his or her obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof) have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guaranty by the Beneficial Owner (solely for the purpose of this Section 6(b) and Section 7(b) hereof); and (iv) assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Beneficial Owner enforceable against the Beneficial Owner in accordance with its terms.

7.         NO ASSIGNMENT, NO TRANSFER.

(a)             The provisions of this Limited Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither this Limited Guaranty nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder.  Notwithstanding the foregoing, the Guarantor may assign its rights, interests and obligations hereunder without the prior written consent of the Guaranteed Party to any affiliate of the Guarantor (other than Parent or Merger Sub) (except that no such assignment shall relieve the Guarantor of its obligations under this Limited Guaranty unless such affiliate has fully performed and discharged its obligations hereunder). Any purported assignment in violation of this Limited Guaranty will be null and void.

(b)             The Beneficial Owner hereby covenants and agrees to procure that the Guarantor shall not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, give, encumber, assign or otherwise dispose of, or permit any charge, lien or encumbrance over, any Owned Shares.

8.         NOTICES.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

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(a)	If to the Guarantor:

Trend Focus Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Attention: Francis Kwok Cheong Wan
Facsimile: +(86) 10 57091178

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
Bank of China Tower, 39th
One Garden Road, Hong Kong
Attention: Sang Jin Han
Facsimile:  + (852) 2160 7807

(b)	If to the Guaranteed Party:

Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing 100020, PRC
Attention: Maggie Wang
Facsimile: +86 (10) 5709 1009

with a copy to (which shall not constitute notice):

Latham & Watkins
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David T. Zhang
Facsimile: +852 2522 7006

and with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 (10) 6535 5577

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9.         CONTINUING GUARANTY. This Limited Guaranty shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until all of the Guaranteed Obligations have been fully performed. Notwithstanding the foregoing, this Limited Guaranty shall terminate and the Guarantor shall have no further obligations under this Limited Guaranty as of the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where there are no unpaid Guaranteed Obligations of Parent; and (iii) the earlier of (A) the date falling seven (7) months from the date hereof and (B) the date falling 30 days after the termination of the Merger Agreement in circumstances where there are unpaid Guaranteed Obligations of Parent (unless, in the case of clause (iii) above, the Guaranteed Party has made a claim under this Limited Guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or by binding arbitration pursuant to Section 14 (Arbitration) hereof).  Notwithstanding the foregoing, or anything express or implied in this Limited Guaranty or otherwise, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding (A) that the provisions of Section 1 hereof limiting the Guarantor’s liability to its Cap (except as otherwise provided in clause (c) of Section 1) and limiting the Guaranteed Party’s enforcement hereof to the payment of money only or the provisions of this Section 9, Section 10 (No Recourse), Section 11 (Governing Law), Section 15 (No Third Party Beneficiaries) or Section 17 (Miscellaneous) or the last sentence of Section 5 (No Subrogation) hereof are illegal, invalid or unenforceable in whole or in part, (B) that the Guarantor is liable in respect of the Guaranteed Obligations in excess of or to a greater extent than the Cap, or (C) any theory of liability against any Recourse Party (as defined below) or any Non-Recourse Party (as defined below) with respect to this Limited Guaranty, the Equity Funding Letters, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement, or the transactions contemplated hereby or thereby, other than Retained Claims (as defined below) asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with Section 10 hereof, then: (i) the obligations of the Guarantor under or in connection with this Limited Guaranty shall terminate ab initio and be null and void; (ii) if the Guarantor has previously made any payments under or in connection with this Limited Guaranty, it shall be entitled to recover and retain such payments; and (iii) neither the Guarantor nor any other Recourse Parties or any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby.

10.         NO RECOURSE. The Guaranteed Party acknowledges and agrees that neither Parent nor Merger Sub has any assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Effective Time. By its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party acknowledges and agrees that: (a) no Person other than the Guarantor shall have any obligations under or in connection with this Limited Guaranty, (b) the Guarantor shall have no obligations under or in connection with this Limited Guaranty except as expressly provided by this Limited Guaranty and subject in each case to the Guarantor’s Cap, and (c) no liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Recourse Party or any Non-Recourse Party in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), except that, notwithstanding the foregoing, the Guaranteed Party may assert claims solely against: (i) the Guarantor under, and pursuant to the terms and conditions of, this Limited Guaranty (subject to the Guarantor’s Cap); and (ii) Parent or Merger Sub in accordance with and pursuant to the terms and conditions of the Merger Agreement (the claims described in clauses (i) and (ii) collectively, the “Retained Claims”).

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As used herein, the term “Recourse Parties” shall mean Parent, Merger Sub and the Guarantor, collectively, and the term “Non-Recourse Parties” shall mean, collectively, the Recourse Parties’ respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing; provided that none of the Recourse Parties shall be Non-Recourse Parties.

The Guaranteed Party hereby covenants and agrees that it shall not, and it shall cause its Affiliates not to, institute any proceeding or bring any claim in any way under or in connection with this Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letters), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against (i) the Non-Recourse Parties or (ii) the Guarantor or any other Recourse Parties, except in the case of clause (ii) for Retained Claims asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with the second sentence of this Section 10. Other than the Guaranteed Party, the Guarantor, the other Non-Recourse Parties and the Recourse Parties, no Person shall have any rights or remedies under or in connection with this Limited Guaranty or the transactions contemplated hereby.

11.         GOVERNING LAW. This Limited Guaranty shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.

12.         COUNTERPARTS.  This Limited Guaranty shall not be effective until it has been executed and delivered by both parties hereto.  This Limited Guaranty may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Limited Guaranty may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Limited Guaranty is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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13.         ARBITRATION.

a.         Any dispute, controversy or claim arising out of or relating to this Limited Guaranty or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Limited Guaranty) (each a “Dispute”) shall be finally settled by arbitration.

b.         The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).

c.         The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

d.         Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

e.         Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

f.         The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

g.         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

14.         SEVERABILITY.  The provisions of this Limited Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable by the Guarantor hereunder to its Cap provided in Section 1 hereof and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof. If any provision of this Limited Guaranty or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party, subject to the provision in the immediately preceding sentence. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

15.         NO THIRD PARTY BENEFICIARIES. This Limited Guaranty shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guaranty is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of this Limited Guaranty the parties intend that all Recourse Parties other than the Guarantor and all Non-Recourse Parties shall be, and such Recourse Parties and Non-Recourse Parties are, intended third party beneficiaries of this Limited Guaranty who may rely on and enforce the provisions of this Limited Guaranty that bar the liability, or otherwise protect the interests, of such Recourse Parties and Non-Recourse Parties.

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16.         CONFIDENTIALITY. This Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor; provided, that no such written consent is required for any disclosure of the existence of this Limited Guaranty by the Guaranteed Party (a) to the extent required by applicable Law, (b) to the extent that the information is already publicly available other than as a result of a breach of this Limited Guaranty by the Guaranteed Party or any other Person, (c) pursuant to any litigation relating to the Merger, the Merger Agreement or the transactions contemplated thereby as permitted by or provided in the Merger Agreement or (d) to the Guaranteed Party’s Representatives and Affiliates who need to know of the existence of this Limited Guaranty and are subject to confidentiality obligations.

17.         MISCELLANEOUS.

(a)             This Limited Guaranty, together with the Merger Agreement (including any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder), the Confidentiality Agreement, the Consortium Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Subscription Agreement contains the entire agreement with respect to the subject matter hereof and supersedes all prior discussions, negotiations, proposals, understandings, agreements and undertakings, whether written or oral, among the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.  No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing.

(b)             The descriptive headings contained in this Limited Guaranty are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guaranty.

(c)             All parties acknowledge that each party and its counsel have reviewed this Limited Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guaranty.

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IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

FUNTALK CHINA HOLDINGS LIMITED

By:	/s/ Yang Hua
Name: Yang Hua
Title: Director

IN WITNESS WHEREOF, the Guarantor has executed and delivered this Limited Guaranty as of the date first written above.

TREND FOCUS GROUP LIMITED

By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan
Title: Director

By:	/s/ Francis Kwok Cheong Wan
Francis Kwok Cheong Wan

(solely for the purpose of Section 6(b) and Section 7(b))